Exhibit 99.1

NO SMOKING
SAFETY FIRST
NO SMOKING
IMO9836048
TORM

ANNUAL REPORT 2020

TORM

SAFE HARBOR STATEMENTS
AS TO THE FUTURE

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. Words like “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based on various assumptions, many of which are, in turn, based on further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, the duration and severity of the ongoing COVID-19 pandemic, including its impact on the demand for petroleum products and the seaborne transportation of these, the operations of our customers and our business in general, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events including “trade wars”, or acts of terrorism.

In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties.

TORM  ANNUAL REPORT 2020

KEY FIGURES

	2020	2019	2018	2017	2016

INCOME STATEMENT (USDM)
Revenue	747	693	635	657	680
Time charter equivalent earnings (TCE) ¹⁾	520	425	352	397	458
Gross profit ¹⁾	341	252	169	200	242
EBITDA ¹⁾	272	202	121	158	200
Operating profit/(loss) (EBIT)	139	206	3	40	-107
Financial items	-49	-39	-36	-36	-35
Profit/(loss) before tax	90	167	-33	3	-142
Net profit/(loss) for the year	88	166	-35	2	-142
Net profit/(loss) ex. non-recurrent items¹⁾	122	51	-31	3	43

BALANCE SHEET (USDM)
Non-current assets	1,755	1,788	1,445	1,385	1,390
Total assets	1,999	2,004	1,714	1,647	1,571
Equity	1,017	1,008	847	791	781
Total liabilities	981	996	867	856	790
Invested capital ¹⁾	1,719	1,786	1,469	1,406	1,388
Net interest-bearing debt ¹⁾	713	786	627	620	609
Net Asset Value (NAV) (USDm) ²⁾	801	1,016	856	796	733
Cash and cash equivalents, incl. restricted cash	136	72	127	134	76

	2020	2019	2018	2017	2016

KEY FINANCIAL FIGURES ¹⁾
Gross margins:
EBITDA	36.4%	29.2%	19.1%	24.0%	29.4%
Operating profit/(loss) (EBIT)	18.6%	29.7%	0.5%	6.1%	-15.7%
Return on Equity (RoE)	8.7%	17.9%	-4.3%	0.3%	-16.2%
Return on Invested Capital (RoIC)	7.8%	12.6%	0.1%	2.8%	-7.2%
Adjusted RoIC	9.3%	5.2%	0.3%	2.4%	4.9%
Equity ratio	50.9%	50.3%	49.4%	48.0%	49.7%
TCE per day (USD)	19,800	16,526	12,982	14,621	16,050
OPEX per day (USD)	6,398	6,371	6,389	6,673	6,771
Loan-to-value (LTV) ratio	50.8%	46.1%	52.9%	55.8%	52.4%

SHARE-RELATED KEY FIGURES ¹⁾
Basic earnings/(loss) per share (USD)	1.19	2.24	-0.48	0.04	-2.27
Diluted earnings/(loss) per share (USD)	1.19	2.24	-0.48	0.04	-2.27
Dividend per share (USD)	0.85	0.10	-	0.02	0.40
Net Asset Value per share (NAV/share) ²⁾	10.8	13.6	11.6	12.8	11.8
Stock price in DKK (per share of USD 0.01)³⁾	45.0	74.5	43.9	53.5	63.5
Number of shares ex. treasury shares (mill.)³⁾	74.4	74.4	73.9	62.0	62.0

¹⁾ For a definition of the calculated key figures (the APMs), please refer to the glossary on pages 165-170.
²⁾ Based on broker valuations as of 31 December, excluding charter commitments.
³⁾ End of period
TORM  ANNUAL REPORT 2020

CONTENTS

TORM  ANNUAL REPORT 2020

ONE OF THE WORLD'S LARGEST OWNERS AND OPERATORS OF TANKERS THAT TRANSPORT REFINED OIL PRODUCTS

{tc "At A Glance " \l 2}

{tc "TORM at a Glance" \l 1}

10 vessels — LR2

9 vessels — LR1

52 vessels — MR

2 vessels — Handysize

LONG TRACK RECORD SINCE 1889

CUSTOMERS CONSIST OF MAJOR INDEPENDENT OIL COMPANIES, STATE-OWNED OIL COMPANIES, OIL TRADERS AND REFINERS

TORM PLC IS LISTED ON

NASDAQ

COPENHAGEN & NEW YORK

SUSTAINABLE DEVELOPMENT GOALS

TORM IS ACTIVELY WORKING ON ITS COMMITMENT TO THE UN'S SUSTAINABLE DEVELOPMENT GOALS AND TO FULFILL ITS AMBITIOUS ESG TARGETS

8
OFFICES

~3,100
SEAFARERS

~300
LAND-BASED EMPLOYEES

TORM  ANNUAL REPORT 2020

CORPORATE SOCIAL RESPONSIBILITY HIGHLIGHTS

TORM remains committed to taking an active role in caring for communities and our environment. It is not just our shared duty, but our shared responsibility. Therefore, TORM continues the work to combat carbon, sulfur and other emissions and remains committed to enabling quality education, as this is a matter of concern for TORM and its employees. We believe that by having all involved stakeholders working together on this, great results can be achieved.

4 QUALITY EDUCATION

13 CLIMATE ACTION

SUSTAINABLE DEVELOPMENT GOALS

GENDER DIVERSITY

36% WOMEN IN THE SHORE-BASED WORKFORCE

21% WOMEN IN LEADERSHIP POSITIONS

100 SCHOLARS SUPPORTED BY TORM AND OUR EDUCATION FOUNDATION

0.65 LOST TIME ACCIDENT FREQUENCY IN 2020

2030 CLIMATE TARGET

2020

REDUCTION

22%

compared to 2008 baseline (AER)

2030

TARGET

40%

AER reduction by 2030

TORM  ANNUAL REPORT 2020

In this highly unusual year, I am very pleased that TORM can report solid EBITDA of USD 272m for the year and on the back of the strong performance has returned USD 71m in dividends to shareholders. It further pleases me that TORM has continued to forge the path to a greener future by committing to ambitious CO2 reduction targets.

Mr. Christopher H. Boehringer,
Chairman of the Board

TORM  ANNUAL REPORT 2020

SUCCESFULLY NAVIGATING A HIGHLY UNUSUAL YEAR
LETTER FROM THE CHAIRMAN

The pandemic caused a sharp decline in demand for oil products and led to stock build-up at an unprecedented scale. With limited inventory space ashore, a significant share of the global fleet of product tankers became tied up in floating storage and freight rates temporarily jumped to all-time high levels. The market was further heated by prolonged oil output discussions between OPEC and Russia that led to a continued high level of oil supply.

Continued efforts to contain the pandemic in the second half of the year stalled the otherwise recovering oil demand and kept trade flows at low levels which continued into 2021.

STRATEGY REVIEW
During the year, TORM performed a review of its key strategic choices, business model and organization. The review substantiated that the integrated nature of the operating platform offers intrinsic added value across TORM and is a vital element in TORM’s ability to outperform the product tanker market.
-40%
CO2 reduction target by 2030
A GREENER FUTURE
In a year as extraordinary as 2020, it pleases me to note that TORM has continued and even further intensified its integration of environmental measures.

At TORM, the green agenda has been an integral part of the Company since it signed up for the UN Global Compact in 2009, and to quantify its future ambitions TORM has set targets to reduce its relative CO2 emissions by a minimum of 40% by 2030 compared to 2008. We will pursue the targets by continuing the behavioral and technical optimizations that have enabled us to realize a 22% reduction as well as engage in the development of next generation fuel efficient vessel design with selected partners.

SHAREHOLDER RETURN
I am also very pleased to note that on the back of an extremely strong financial performance in the first half of the year and based on the Company’s strong liquidity and capital structure, TORM was able to pay out USD 71m in dividends during the year.

71m
Returned to investors in dividends
TORM continued to maintain its robust financial position in 2020 and following the refinancing of five term loans during 2020, TORM has no material debt maturities until 2026. On this basis, I am confident that the Company is well positioned to deliver value to its shareholders also in the coming years.

Mr. Christopher H. Boehringer, Chairman of the Board

TORM  ANNUAL REPORT 2020

THE POWER OF TORM’S INTEGRATED PLATFORM
LETTER FROM THE EXECUTIVE DIRECTOR

The year 2020 presented many operational and commercial challenges, and I am pleased to note that TORM’s integrated operational platform was a key factor for the Company to successfully navigate the extraordinary market for product tankers over the year.

The embedded ties between TORM’s commercial, technical and support departments ensured an operational flexibility that was critical to handle the many issues created by the COVID-19 pandemic, for example the extremely challenging crew change conditions caused by global travel bans and other restrictions.

HIGH EARNINGS
Again in 2020, TORM was able to deliver best-in-class commercial performance and with TORM’s focus on optimal geographical positioning of the fleet and strategic priority of trading in the spot market, the fleet was well positioned to capture the sudden market strength in the second quarter of the year.

19,800
Average TCE/Day
For the full year 2020, TORM realized average Time Charter Equivalent (TCE) earnings of USD/day 19,800 vs. USD/day 16,526 last year. This was considerably above TORM’s low fleet-wide profit before tax break-even level of USD/day 15,100 and in the top range compared to industry peers.

CONTINUED AND WELL-TIMED FLEET RENEWAL
During the year, TORM continued to renew the fleet and took delivery of four vessels under its newbuilding program, purchased two 2010-built MRs and ordered two fuel-efficient, dual-fuel ready LR2 newbuildings. TORM also acted fast and decisively as the market for older product tankers turned out favorable especially towards the end of the second quarter and sold eight vessels built between 1997-2003. In the first quarter of 2021, TORM has further purchased eight MR product tankers with chemical trading capabilities in a partly share-based transaction.

INDUSTRY LEADING
Adding all up, I am extremely satisfied that our strong earnings in relation to the capital invested in TORM show that TORM is delivering industry-leading results for our investors. For the full year, TORM achieved an adjusted return on invested capital (ROIC) of 9.3% vs. 5.2% last year.

9.3%
Adjusted Return on Invested Capital (ROIC)
I would like to thank our seafarers and onshore staff for their hard work and the dedication they have shown every day through this challenging year and I am confident that, based on the One TORM mindset and the strong safety-first principles, TORM will continue to deliver on its promises to its customers and other stakeholders in 2021 and for many years to come.

Mr. Jacob Meldgaard, Executive Director

TORM  ANNUAL REPORT 2020

THE YEAR IN REVIEW

2020 RESULTS

In 2020, TORM realized an EBITDA of USD 272m (2019: USD 202m). The 2020 profit before tax amounted to USD 90m (2019: USD 167m).

Net profit adjusted for non-recurring items was USD 122m (2019: USD 51m) and Adjusted Return on Invested Capital (RoIC) was a very strong 9.3% (2019: 5.2%).

MARKET CONDITIONS

For the full year 2020, TORM achieved TCE rates of USD/day 19,800 (2019: USD/day 16,526).

In the first half of the year product tanker rates reached all-time high levels following the significant market disruption caused by the COVID-19 outbreak and OPEC+ oil price war. In the second half of the year, the product tanker market went into a downturn and together with substantial draws on global oil stocks, product tanker rates declined as product stocks normalized.

VESSEL TRANSACTIONS

In 2020, TORM contracted two LR2 newbuildings, purchased two 2010-built MR vessels and sold eight older vessels.

The two LR2 newbuildings are scheduled to be delivered in the fourth quarter of 2021 and the first quarter of 2022. One of the 2010-built MR vessels was delivered in 2020 and one was delivered in January 2021. Further, TORM took delivery of four vessels under its newbuilding program in 2020. As of 31 December 2020, TORM's order book consisted of the two LR2 newbuildings and the remaining 2010-built MR vessel. The total outstanding CAPEX related to the order book, including costs related to the installation of scrubbers, amounted to USD 101m.

The vessel sales cover two LR2s and six MRs for a total consideration of USD 77m. The vessels were delivered to their new owners in 2020 and debt of USD 41m has been repaid.

As of 31 December 2020, TORM's fleet consisted of 64 owned vessels, eight vessels under sale and leaseback agreements, two vessels on order and one second-hand vessel to be delivered to TORM.

In the first quarter of 2021, TORM has entered into an agreement to purchase eight 2007-2012 built MR product tanker vessels for a total cash consideration of USD 82.5m and the issuance of 5.97 million shares. Subject to documentation, TORM has obtained financing of up to USD 94m for the vessels that are scheduled to be delivered to TORM in the second and third quarter of 2021.

TORM  ANNUAL REPORT 2020

THE YEAR IN REVIEW

COVID-19 OPERATIONAL IMPLICATIONS

During the COVID-19 pandemic, TORM has fully maintained its excellent operations thanks to the One TORM platform

This is especially due to extraordinary and very professional efforts from our crew members. While crew changes remain an issue due to travel bans and quarantine rules in several countries around the world, TORM has reduced the percentage of crew with overdue employment from approximately 35% in May and June to the current level of 1% of the total crew on board TORM's vessels. TORM is very satisfied with this achievement and maintains the safety and welfare of our seafarers as a key focus area – especially during the COVID-19 pandemic.

FINANCING UPDATE

USD 602m debt refinanced extending all material debt maturities to 2026 or later.
In the first quarter of 2020, TORM closed the refinancing of four term loans and an existing revolving credit facility. The term loans and the revolving credit facility were replaced by two separate term facilities and a new revolving credit facility covering up to USD 496m.

In the fourth quarter, TORM refinanced its existing facility with Danish Ship Finance with a new facility of USD 180m in senior secured debt covering ten vessels including the two MR vessels purchased in the fourth quarter. In connection with the transaction, five vessels were transferred for refinancing under the Hamburg Commercial Bank facility for USD 35m. Lastly, TORM has obtained financing of USD 12m related to the installation of scrubbers and Ballast Water Treatment Systems on four vessels. Following the refinancing, TORM has extended all material debt maturities until 2026, ensuring annual scheduled repayments over the term which supports the Company's financial flexibility.

In connection with the refinancing a CO_2 emission-linked pricing mechanism was included in the Danish Ship Finance facility. Accordingly, the pricing is linked to the reductions in CO_2 emissions year on year, aligning it with TORM's and the International Maritime Organization's industry target of a 40% reduction in greenhouse gas emissions by 2030. The key performance indicator and the decarbonization target are consistent with the Poseidon Principles, the global framework by which a number of leading financial institutions assess the climate alignment of their ship finance portfolios. The agreement is TORM's first loan agreement that includes a CO_2 emission-linked price adjustment mechanism.

TORM  ANNUAL REPORT 2020

THE YEAR IN REVIEW

LIQUIDITY

As of 31 December 2020, TORM's available liquidity was USD 268m and consisted of USD 136m in cash and restricted cash and USD 132m in undrawn financing and committed facilities.

Undrawn and committed facilities includes USD 45m in undrawn working capital facilities, USD 76m of sale and leaseback financing and USD 11m of financing related to the installation of scrubber and Ballast Water Treatment Systems. Cash and restricted cash include USD 46m in restricted cash, primarily related to collateral for financial instruments. As of 31 December 2020, net interest-bearing debt[1] amounted to USD 713m, and the net loan-to-value (LTV)[2] ratio was estimated at 51%.

SCRUBBER UPDATE

TORM has committed to install 50 scrubbers.

As of 1 March 2021, TORM has installed 46 scrubbers. The remaining four are expected to be installed in 2021 and the first quarter of 2022, including the two scrubbers for the LR2 newbuildings.

NAV, EQUITY AND VESSEL VALUES

Based on broker valuations, the market value of TORM's fleet, including newbuildings, was USD 1,585m as of 31 December 2020. TORM's NAV[3], excluding charter commitments, was estimated at USD 801m, corresponding to a NAV/share of USD 10.8 or DKK 65.3.

As of 31 December 2020, TORM's book equity amounted to USD 1,017m. This corresponds to a book equity/share of USD 13.6 or DKK 82.3.

IMPAIRMENT AND BOOK VALUE

The book value of the fleet was USD 1,723m as of 31 December 2020 excluding outstanding installments on the LR2 newbuildings and the 2010-built MR vessel of USD 101m.

As of 31 December 2020, TORM tested the carrying amount of its fleet for impairment within three CGUs, being the Main Fleet and the two Handysize vessels. Based on this review, Management has recognized impairment losses related to TORM's two Handysize vessels with a total charge of USD 5.5m. No impairment was recorded for the Main Fleet covering TORM's LR2, LR1 and MR vessels, since the value in use is in line with the carrying amount at 31 December 2020. See note in note 8 to the financial statements for further details.

---

[1] See Glossary on page 162 for a definition of net interest-bearing debt.

[2] See Glossary on page 164 for a definition of loan-to-value.

[3] See Glossary on page 165 for a definition of NAV.

TORM  ANNUAL REPORT 2020

THE YEAR IN REVIEW

NEW DIRECTOR

At the 2020 AGM, Ms. Annette Malm Justad was appointed as Director of the Company replacing Mr. Torben Janholt.
Ms. Justad has more than 20 years of executive experience and has previously served as CEO of Oslo listed Eitzen Maritime Services ASA, amongst other.

INTRODUCING ESG REPORTING

To supplement the Annual Report and TORM's CSR report, TORM has published its first dedicated ESG Report to provide easy access to data specifically within Environmental, Social and Governance aspects.
The ESG Report documents the results of TORM's efforts within the environment, its commitment to the UN's Sustainable Development Goals including social and governance aspects, and the targets set for 2030 onwards.

COVERAGE

DIVIDEND

[4] See Glossary on page 160 for a definition of earning days.

TORM  ANNUAL REPORT 2020

KEY PERFORMANCE INDICATORS

For TORM to be considered the Reference Company, TORM assesses the Company’s performance across a wide range of measures and indicators against strategic targets.

TCE Earnings USD/day	Lost Time Accident Frequency (LTAF)	Adjusted Return on Invested Capital (RoIC)	2030 Climate target
2020: 19,800 2019: 16,526	2020: 0.65 2019: 0.42	2020: 9.3% 2019: 5.2%	2020: 22% 2019: 24%
In 2020, TORM’s commercial performance was again among the best compared with peers in the product tanker industry. This can be accredited to the Company’s scale, quality ﬂeet and integrated operating platform.

This combination provides TORM’s commercial management team with the ﬂexibility and responsiveness to meet customer demands, thereby enabling TORM to outperform available earnings benchmarks.

In 2020, TORM achieved average TCE earnings of USD/day 19,800 up from USD/day 16,526 in 2020.

In line with the Company’s strategic focus on safety performance, TORM continued to promote the safety culture program One TORM Safety Culture – driving resilience.

LTAF is an indicator of serious work-related personal injuries that result in more than one day off work per million work hours. The deﬁnition of LTAF follows standard practice among shipping companies.

Following two years of continued improvement, TORM had nine accidents during 2020 and as a consequence LTAF increased to 0.65 compared to 0.42 in 2019.

Adjusted RoIC illustrates TORM’s ability to generate shareholder value from the capital invested in TORM. It is deﬁned as net operating proﬁt after tax (excluding non-recurring items) divided by the invested capital over the same period (excluding impairment charges).

In 2020, TORM achieved an adjusted RoIC of 9.3% compared to 5.2% in 2019. The increase in RoIC from 2019 to 2020 is driven by higher freight rates.

This KPI reﬂects that with an average age of TORM’s ﬂeet of approximately 10 years, TORM is able to generate a very attractive RoIC compared to its peers.

TORM continues its path towards achieving a 40% reduction in CO2 emissions by 2030. This performance is measured by Fleet AER (Annual Efficiency Ratio) compared to the 2008 baseline figure.

In 2020, TORM continued its efforts and compared to the 2008 baseline, achieved a 22% reduction in Co2 emissions. The corresponding number in 2019 was 24%.

TORM is motivated more than ever to create a more environmentally friendly future and to develop innovative solutions to reduce CO2 emissions in order to fulfil its target by 2030.

TORM  ANNUAL REPORT 2020

FULLY MAINTAINED OPERATIONS DURING COVID-19

Although COVID-19 imposed challenges both at sea and ashore, TORM has continued to serve its customers as usual but has taken several safety measures to manage the situation.

During the COVID-19 pandemic, TORM has fully maintained its operations at sea and ashore thanks to the One TORM platform, but especially due to the extraordinary and very professional efforts of our crew members.

SEAFARERS
The COVID-19-imposed travel restrictions complicated crew movements throughout the year and led to crew overdue employment across the fleet.

CREW MOVEMENTS AND OVERDUE EMPLOYMENT
Source: TORM

At their peak, the travel restrictions caused an almost complete shutdown of crew changes. Crew were not allowed to leave their home countries as international air travel virtually stopped and ports around the world refused crew changes to take place.

This led to a sharp increase in overdue crew employment, reaching 35% of TORM’s working crew in May and June. As the travel ban for seafarers eased, TORM conducted up to 900 crew movements per month to reduce the overdue level. This is 2-3 times the normal level for TORM.

At the end of the year, TORM managed to bring the overdue employment down to normalized pre-COVID-19 levels.

LAND-BASED EMPLOYEES
In line with the relevant authorities, TORM has on several occasions chosen to close part of its offices and recommend that land-based employees work from home.

TORM has been able to conduct its business almost unaffected of these measures due to the integrated nature of its operating platform ensuring cohesive lines of command. For one thing, TORM has moved its crew management closer to its commercial department and implemented swift, efficient and predictive crew change rules of procedures.

TORM  ANNUAL REPORT 2020

THE PRODUCT TANKER MARKET

The COVID-19 pandemic led to unprecedented changes in the oil market, sending product tanker freight rates on a rollercoaster ride.
Looking ahead, the product tanker market is supported by positive demand developments and limited supply growth.

2020 PRODUCT MARKET
The COVID-19 pandemic generated considerable volatility in the product tanker market, temporarily sending freight rates to all-time highs. An unprecedented decline in oil demand and an increase in product stockpiles affected trade patterns and led to a significant share of the fleet being tied up in floating storage.

Following the initial COVID-19 outbreak in China and the spread of the virus to the rest of the world, the impact of the measures taken to contain the COVID-19 pandemic considerably gained momentum in the second quarter. With most of the world in some type of lockdown, the global oil demand declined at an unprecedented rate. The crude and product supply did not respond as swiftly and sharply and this was even exaggerated by the OPEC+ price war in March and early April, leading to a stock build-up at an unprecedented scale.

For the product tanker market, this provided a temporary boost from several export regions, leading to longer and more inefficient trading patterns, such as vessels sailing around the Cape of Good Hope in order to take advantage of contango or trying to find new buyers further away. Secondly, an increased oil oversupply gave rise to floating storage, which at its peak in early May tied up 14% of clean-trading tonnage. This sent freight rates for product tankers to unprecedented levels, with rates for the LR2 vessels reaching an all-time high of around USD/day 170,000, double the all-time peak.

Rates in the MR class similarly reached all-time highs at above USD/day 70,000.
As the global economies slowly started to recover from various stages of lockdown, the oil market rebalanced resulting in product tanker freight rates coming off as tonnage in floating storage was released back into the market. The returning demand for oil products was largely met by drawing on local stocks rather than water-way imports. This sent MR benchmark rates to levels below USD/day 10,000 by the end of the second quarter.

TORM  ANNUAL REPORT 2020

THE PRODUCT TANKER MARKET

During the third quarter, freight rates generally continued to decline, albeit with historically large regional differences and significant premiums in the West relative to the eastern regions. The underlying oil demand continued to improve, but the historically weak refinery margins kept refinery output below the level of consumption and with that, the draw on inventories continued. Despite OPEC’s crude production cuts being partially released in the third quarter, crude tanker freight rates fell and caused an increase in newbuilt crude carriers, cannibalizing the clean product trade from North Asia into the Atlantic.

At the start of the fourth quarter, the increasing number of COVID-19 cases led to renewed mobility restrictions in several countries, stalling the recovery in oil demand and keeping refineries from ramping up their runs. This kept trade flows at low levels and freight rates under pressure. The level of vessels remaining in floating storage stood at around 4% of the fleet at the end of the year.

Weak freight rates carried over into the start of 2021, as the increasing number of new cases led to a tightening of mobility restrictions not only in North America and Europe, but also in several Asian countries. Colder than average winter weather in some Asian countries, however partly mitigated the negative effect on oil demand, which is expected to be further supported by advancing vaccine rollouts.

TORM
The value of TORM’s fleet measured by broker values decreased by 15% during 2020 (when adjusted for vessels acquired and sold during 2020).

In 2020, TORM achieved a gross profit of USD 341m (2019: USD 252m). The increase from 2019 was primarily driven by higher freight rates. TORM’s product tanker fleet realized TCE earnings of USD/day 19,800, up 20% year on year, with the LR2 vessels at USD/day 26,637, the LR1 vessels at USD/day 22,839, the MR vessels at USD/day 18,098 and the Handysize vessels at USD/day 13,416.

During 2020, TORM contracted two fuel-efficient, dual-fuel-ready LR2 newbuildings from Guangzhou Shipyard International (GSI) and additionally two 2010-built MR vessels. The two LR2 newbuildings are scheduled to be delivered during the fourth quarter of 2021 and the first quarter of 2022. One of the two 2010-built MR vessels was delivered to TORM during the fourth quarter of 2020 and one was delivered in January 2021. Further, TORM took delivery of four vessels from its newbuilding program during 2020. At the end of 2020, TORM operated a fleet of 72 vessels on the water, of which 64 are fully owned and eight are operated under sale and leaseback arrangements.

TORM  ANNUAL REPORT 2020

THE PRODUCT TANKER MARKET

MARKET DRIVERS AND OUTLOOK
Tonnage supply
In 2020, the global product tanker fleet grew by 2.8% in terms of capacity (2.9% in terms of number of vessels), down from 4.6% in 2019.The slower fleet growth was mainly driven by fewer LR2 deliveries, as fleet growth decreased from 7% in 2019 to less than 2% in 2020. However, effective fleet growth was further reduced both by LR2s migrating to dirty trade, mainly early in the year, and especially by widespread floating storage of oil. At the peak in the second quarter, 14% of the fleet was tied up in floating storage. While the majority of the affected MRs were released by the end of the second quarter, contango-related floating storage on LR2s lasted into the fourth quarter. However, by the end of the year, the vast majority of all volumes in floating storage had been discharged and as such had a negative impact on freight rates in the second half of the year. Taking floating storage and vessel migration between clean and dirty markets into account, the effective fleet capacity is estimated to have declined by 1.2% in 2020 from the previous year.

The number of newbuilding orders placed in 2020 was 84 vessels, slightly above the level seen in the previous year, remaining significantly below the average of 125 vessels ordered per year in the past decade. The MR vessels accounted for the majority of orders with 53 units contracted, while the number of LR2 vessels ordered was 23. At the end of 2020, the existing order book for deliveries in 2021-2023 totaled 211 units (corresponding to 7.3% of the existing fleet, in terms of capacity), including 47 LR2 vessels, 3 LR1 vessels, 134 MR vessels and 27 Handysize vessels.

Taking into account the lead time in production, TORM anticipates the ordering of new product tankers with delivery before the end of 2022 to be limited. Given the uncertainty around the requirements for vessel propulsion systems in the future, TORM expects the newbuilding ordering activity to remain relatively limited in the next couple of years.

Around 0.9m dwt of product tanker capacity was recycled in 2020, corresponding to approximately 0.5% of the fleet capacity as of the end of 2019. This was down from 1.2m dwt in the previous year. TORM estimates that approximately 3% of the existing capacity of the global fleet will be phased out or recycled during 2021-2023, as these vessels reach an age where the trading possibilities are limited.

~2%
Expected fleet growth 2021-2023 (CAGR)

With a historically low order book and newbuilding ordering activity expected to be limited in the coming years, TORM expects the net product tanker fleet capacity to grow by a compound annual rate of approximately 2% during 2021-2023.

FLEET AND ORDER BOOK As of 31 December 2020
	Fleet 31.12.2019	Delivered in 2020	Scrapped in 2020	Fleet 31.12.2020	Order book for 2021-2023	2021-2023 Order book as % of end-2020 fleet
LR2	385	8	2	391	47	12%
LR1	372	3	0	375	3	1%
MR	1,707	76	8	1,775	134	8%
Handysize	750	27	10	767	27	4%
Total	3,214	114	20	3,308	211	6%

TORM  ANNUAL REPORT 2020

THE PRODUCT TANKER MARKET

Tonnage demand
The COVID-19 pandemic and the associated lockdowns are estimated to have lowered the global oil demand by almost 9% in 2020, with jet fuel being especially hard hit by travel restrictions. Despite an expected demand rebound in 2021, supported by an earlier-than-expected breakthrough in vaccines, global oil demand is not expected to reach pre-COVID-19 levels until 2022.

Demand destruction also led to a strong inventory build-up in the first half of 2020, with clean petroleum product stocks at main trading hubs climbing to 17% above the 5-year average by June. Nevertheless, stocks started to draw as the oil market began to rebalance in the second half of the year. By the end of 2020, oil product inventories still stood at around 6% above the 5-year average, with middle distillates in particular being significantly oversupplied. High inventories generally mean headwinds for the product tanker market as demand is supplied by local inventories rather than imports. However, this negative impact is partially offset by the fact that a large share of inventories is located in regions that are net exporters of oil products, such as China, entailing that a large share of stocks are either trade neutral or even trade supportive.

An important effect of the COVID-19 pandemic was the historical pressure on refinery margins, which kept refinery runs down, but also has a more long-lasting effect as several refineries announced closures in 2020. Consequently, around 3 mb/d of refining capacity will potentially be removed from the market in the next three years, with most of it located in regions which are already large importers of refined oil products, such as Europe, US West Coast, US East Coast, Australia, New Zealand, and South Africa. These refineries account for 5% of the total refining capacity in Europe, the world’s largest diesel importing region, 12% of the US West Coast and 28% of the US East Coast capacity. For Australia and New Zealand, the figures are even more significant – it has been announced that two out of four refineries in Australia will be closed down, with another one at risk of closure, while the sole remaining refinery in New Zealand could similarly   be shut down.

At the same time, approximately 5 mb/d of new refining capacity is scheduled to come online during the same period. New capacity is mainly situated in the Middle East and China – the regions that are already today large exporters of oil products. Both these developments are positive for trade flows and ton-mile in the post-COVID-19 world. Only a few projects are less positive for trade, most notably the large-scale Dangote refinery in Nigeria, which is expected to come online in 2022 at the earliest.

~4%
Expected ton-mile growth 2021-2023 (CAGR)

Subsequently, TORM expects the product tanker ton-mile demand on main trade routes to grow by a compound annual rate of around 4% during 2021-2023, driven by recovery in global oil demand from COVID-19 and refinery dislocation induced by recent refinery closure announcements. Generally, positive trends on the product tanker demand side combined with limited tonnage supply growth support a positive freight market development in the next three-year period, although market volatility is expected.

For further details on factors that are most likely to change this outlook in either a negative or a positive direction, please see the “Outlook” section on pages 22-23.

TORM  ANNUAL REPORT 2020

UNCONVENTIONAL FUELS

The uptake of alternative fuel systems in the global fleet remains limited. The number of newbuilding orders placed for vessels with an unconventional fuel system is constrained by uncertainty around the new technologies.

DUAL FUEL UPTAKE OF PRODUCT & CHEMICAL TANKERS IN OPERATION

Source: Clarksons

Fleet on the water
99.7%
0.3%
Methanol

DUAL FUEL UPTAKE OF PRODUCT & CHEMICAL TANKERS ON ORDER

Source: Clarksons

Order book
80.6%
19.4%
Methanol
LNG

Current viable unconventional fuels are primarily biofuels and LNG, which on a smaller scale have been introduced outside the product tanker market.

In the product and chemical tanker fleet the uptake of alternative fuel systems remains very limited and takes up less than 1% of the global fleet.

Approximately 19% of the product and chemical tankers on order are equipped with a dual fuel system. It is notable that the methanol dual fuel vessels are mainly dedicated methanol carriers.

For shipping companies at large to reach the IMO 2030 CO2 reduction target, increased fuel efficiency of the existing global fleet and operational optimization is required.

Potential future viable fuel systems are expected to be decisive factors to reach TORM’s ambitious climate agenda for 2050. At this point, the future fuel type is associated with great uncertainty.

TORM  ANNUAL REPORT 2020

OPTIMIZING PERFORMANCE

TORM follows the development in alternative fuel systems closely and at the same time applies a broad set of actions to cut down the fuel consumption of its existing fleet.

Voyage optimization	Behavioral optimization	Technology improvement
There are many factors involved in setting the ideal speed, and TORM works closely with its stakeholders to ensure the optimal speed of its vessels. To support this, TORM utilizes predictive quantitative modelling and multiple data sources for real time surveillance and recommendation.

Measures to achieve operational savings, including optimal route planning, enhanced energy management onboard and rigid anti-fouling monitoring.
TORM applies a range of new and updated technologies to enhance the fuel efficiency of its current fleet. In the longer–term, TORM is also engaged in developing next generation ship design and technology together with selected partners.

TORM  ANNUAL REPORT 2020

OUTLOOK 2021

As of 31 December 2020, TORM had covered 7,346 earning days (28% of total earning days) for 2021 at an average rate of USD/day 15,049.
As of 23 February 2021, the coverage for the first quarter of 2021 was 85% at USD/day 12,914.

OUTLOOK
TORM expects the supply and demand balance in the product tanker market to improve in the period 2021-2023.

On the supply side, limited fleet ordering activity and a historically low order book ensure that fleet growth remains limited, with net fleet growth currently estimated at approximately 2%. This is considerably lower than the five-year average fleet growth of 4%.

TORM projects the product tanker ton-mile demand on main trade routes to grow by a compound annual rate of around 4% during 2021-2023, driven by a recovery in global oil demand from the COVID-19 pandemic and refinery dislocation induced by increasing competitive pressure on older refineries and recent refinery closure announcements.

Subsequently, TORM believes that the positive trends on the product tanker demand side combined with limited tonnage supply growth provide fundamental support to a positive freight market development in the next three-year period, although market volatility is expected. See also the “The Product Tanker Market” section on pages 16-19.
In line with common practice for most UK companies and other major shipping companies, TORM does not provide guidance on earnings. To support the assessment of TORM, information on covered days, interest-bearing bank debt, the one-year time charter (T/C) market and EBITDA sensitivity to freight rates is included in the Annual Report.

COVERAGE FOR 2021
As of 31 December 2020, TORM had covered 7,346 earning days (28% of total earning days) for 2021 at an average rate of USD/day 15,049. This means that a change in freight rates of USD/day 1,000 for the duration of 2021 would impact the full-year EBITDA by approximately USD 18.8m.

As of 23 February 2021, the coverage for the first quarter of 2021 was 85% at USD/day 12,914. For the individual segments, the coverage was 89% at USD/day 16,506 for LR2, 67% at USD/day 13,400 for LR1, 88% at USD/day 12,355 for MR and 84% at USD/day 6,725 for Handysize.

2021 EBITDA SENSITIVITY TO CHANGES IN FREIGHT RATES - AS OF 31 DECEMBER 2020
	Change in freight rates (USD/day)
USDm	-5,000	-2,500	-1,000	1,000	2,500	5,000
LR2	-4	-2	-1	1	2	4
LR1	-11	-6	-2	2	6	11
MR	-76	-38	-15	15	38	76
Handysize	-3	-2	-1	1	2	3
Total	-94	-47	-19	19	47	94

TORM  ANNUAL REPORT 2020

OUTLOOK 2021

As of 31 December 2020, the interest-bearing bank debt totaled USD 713m, and TORM had fixed 75% of the interest exposure for 2021. A change in interest rates of 25 basis points for the duration of 2021 would impact pre-tax profit or loss by USD 0.9m.

As of 23 February 2021, the one-year T/C market, shown in the table to the right, corresponds to a weighted average one-year T/C rate for TORM’s vessels of USD/day 12,991. Last year, as of 5 March 2020, the weighted average one-year T/C rate for TORM’s vessels was assessed at USD/day 16,226.

The most important factors affecting TORM’s earnings in 2021 are expected to be:

•	Continued COVID-19 restrictions and associated lockdowns lowering oil demand and causing operational obstacles
•	Speed and efficiency of COVID-19 vaccines rollout
•	Global economic growth and consumption of refined oil products
•	Refinery closures and maintenance
•	Oil trading activity and developments in ton-mile trends
•	Fleet growth and newbuilding ordering activity
•	Bunker price developments
•	One-off market-shaping events such as strikes, embargoes, political instability, weather conditions etc.

ONE-YEAR TIME CHARTER MARKET
Source: Average of selected broker assessments.
USD/day	One-year T/C rate as of 23 February 2021
LR2	16,100
LR1	13,500
MR	12,375
Handysize	11,188
Note: The time charter market has limited liquidity.

TORM  ANNUAL REPORT 2020

COVERED AND CHARTERED-IN DAYS AT TORM – AS OF 31 DECEMBER 2020

	2021	2022	2023
Owned days
LR2	3,497	3,630	3,485
LR1	3,235	3,093	3,234
MR	15,703	15,814	15,798
Handysize	726	725	726
Total	23,161	23,262	23,243

	2021	2022	2023
Chartered-in and leaseback days at fixed rate
LR2	61	726	726
LR1	-	-	-
MR	2,905	2,903	2,899
Handysize	-	-	-
Total	2,965	3,629	3,625

	2021	2022	2023
Total physical days
LR2	3,557	4,356	4,211
LR1	3,235	3,093	3,234
MR	18,608	18,717	18,697
Handysize	726	725	726
Total	26,126	26,891	26,868

	2021	2022	2023
Covered, %
LR2	80%	3%	0%
LR1	32%	0%	0%
MR	18%	0%	0%
Handysize	16%	0%	0%
Total	28%	1%	0%

	2021	2022	2023
Covered days
LR2	2,843	136	-
LR1	1,025	-	-
MR	3,360	-	-
Handysize	118	-	-
Total	7,346	136	-

	2021	2022	2023
Coverage rates, USD/day
LR2	16,321	16,778	-
LR1	14,812	-	-
MR	14,196	-	-
Handysize	10,737	-	-
Total	15,049	16,778	-
Fair value of freight rate contracts that are mark-to-market in the income statement (USDm):
Contracts not included above: USD 2.5m
Contracts included above: USD 2.1m

Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries.

TORM  ANNUAL REPORT 2020

VALUE CHAIN IN OIL TRANSPORTATION

The global oil industry covers a range of activities and processes which contribute to the transformation of primary petroleum resources into usable end products for industrial and private customers.

The value chain begins with the identification and subsequent exploration of productive petroleum fields. The unrefined crude oil is transported from the production area to refinery facilities by crude oil tankers, pipelines, road, and rail.
Business model and strategic choices
TORM is primarily involved in the transportation of refined oil products from the refineries to the end user. In addition to clean products, TORM uses some of its vessels for the transportation of residual fuels from the refineries as well as crude oil directly from the production field to the refinery. These fuel types are commonly referred to as dirty petroleum products, as extensive cleaning of the vessel’s cargo tanks is required before a vessel can transport clean products again. In 2020, 94.5% of TORM’s turnover was generated from clean products transportation.

TORM’s integrated operating platform with in-house technical and commercial management enhances the response to customer demands and allows TORM to generate value for stakeholders as well as for the Company.

The long-term success of the Company is dependent on TORM’s ability to provide safe and reliable transportation services. In addition to the items explicitly stated in the financial statements, the long-term success of the Company further builds on the intellectual property of the workforce at TORM and the relationship and cooperation with external stakeholders such as oil traders, state-owned oil companies, oil majors, financial institutions, shipyards, brokers, and governmental agencies.

TORM  ANNUAL REPORT 2020

THE TORM FLEET

TORM is present in all large vessel classes in the product tanker market with specific focus on the LR2, LR1 and MR vessel classes as these three segments offer the greatest synergies.

TORM’s fleet has decreased from 76 vessels in December 2019 to 73 vessels on the water in March 2020. Two LR2 vessels are scheduled to be delivered in the fourth quarter of 2021 and the first quarter of 2022 and eight MR vessels are scheduled to be delivered in the second and third quarter of 2021. The change is primarily driven by our opportunistic approach to fleet renewal through disposal of older tonnage, acquisition of younger tonnage and modern second-hand vessels and contracting of newbuildings.

TORM  ANNUAL REPORT 2020

STRATEGIC AMBITION AND BUSINESS MODEL

TORM is a leading product tanker owner with a large, diverse fleet of high-quality vessels and a solid capital structure. TORM’s integrated operating platform provides superior commercial performance and earnings potential. TORM actively pursues a greener future and has set an ambitious emission reduction agenda for 2030 and 2050.

LEADING PRODUCT TANKER OWNER
TORM is an international leading product tanker company and one of the largest owners of product tankers in the world. TORM primarily employs its fleet of 73 vessels in the spot market. With its presence in all the large product tanker segments and across all regional supply and demand hubs, TORM is well positioned to meet its customers’ transport and storage requirements.

The Company seeks to selectively grow its fleet and to serve as a consolidator in the product tanker segment if the right opportunities arise. TORM continuously assesses opportunities to optimize its fleet by acquiring attractive high-specification second-hand product tankers or selectively pursuing newbuilding programs with high-quality shipyards.

In this way, the Company serves as a consolidator while at the same time optimizing elevating its invested capital to enable the highest possible ROIC. TORM’s scalable business platform is a supportive and required enabler for this strategic objective.

In 2020, TORM acquired two second-hand vessels and made additional purchases of two fuel-efficient, dual-fuel-ready LR2 newbuildings with scrubbers. In the first quarter of 2021, TORM has further purchased eight MR product tankers with chemical trading capabilities in a partly share-based transaction.

From time to time, TORM will also sell vessels that no longer fit with the commercial strategy, or if the price point is deemed attractive. In 2020, TORM sold eight older vessels, capitalizing on the strong market during the first half of the year that provided attractive opportunities to dispose of older tonnage.

TORM’s solid capital structure balances the spot-based employment profile with low leverage, a strong liquidity position, a fully funded newbuilding program and limited off-balance sheet charter-in commitments. Further, in 2020, TORM refinanced debt of USD 602m, postponing all material maturities until 2026 or later.

Secured bank financing remains the preferred source of debt funding for TORM, but the use of leasing structures reflects TORM’s broad access to various sources of competitive financing.

To support the Company’s shares and to attract a broad investor base, TORM frequently markets its shares towards investors through investor roadshow activities, conference participation and panel discussions. Further, TORM believes that its transparent company structure and corporate governance principles enhance the attractiveness of its shares.

TORM  ANNUAL REPORT 2020

STRATEGIC AMBITION AND BUSINESS MODEL

SUPERIOR OPERATING PLATFORM
TORM’s fleet is effectively managed on the in-house integrated operating platform known as One TORM. Operations are conducted combined for the entire fleet to reap synergies across vessel classes.

The integrated nature of TORM’s operating platform provides transparency and clear alignment of management and shareholder interests, which mitigates the potential for actual or perceived conflicts of interest with related parties. TORM also believes that the largest customers prefer an integrated operating model as it provides them with better accountability and insight into safety and vessel performance.

In line with the Company’s strategic focus on safety, the One TORM platform features its One TORM Safety Culture program. The purpose of the program is to continuously strengthen TORM’s safety culture beyond mere compliance and reflects the belief that profitability and safety are not mutually exclusive.

On the One TORM platform the commercial, technical, sale and purchase and support divisions work towards common goals in a network-based organization.

TORM’s commercial team is responsible for employment and operation of our fleet and has continuously demonstrated superior performance compared to peers and market benchmarks. One of the key elements for the commercial team to succeed is the ability to ensure an optimal position of the fleet in the global basins, where differences in earnings can be significant during a year.
TORM’s fleet is managed by its in-house technical management. The department is responsible for maintaining the high quality of our vessels and the delivery of an environmentally friendly, safe, and cost-

efficiently technical operation. Our technical management also has extensive experience in vessel design and construction and provides essential knowledge for TORM to execute newbuilding programs. Apart from the office staff, more than 3,000 seafarers are employed in our technical department.

TORM’s sale and purchase activities are conducted by an in-house team. The sale and purchase team leverages relationships with shipbrokers, shipyards, financial institutions and shipowners to ensure fleet renewal and actively pursue lucrative opportunities in the second-hand and newbuilding markets.

The support division is an integral part of TORM’s day-to-day operations and provides optimized business practices, reporting and payment processes, proactive business partnering, stringent risk management, liquidity and funding management etc. The support division has for years built a strong data and digitalized business support function. By means of significant, advanced analytics and applied AI competences, this function has created an analytical model to further support the commercial performance of the Company.

TORM has identified several strategic Key Performance Indicators (KPIs) that the Company believes are vital to fulfill its strategic goals. These strategic KPIs are described on page 14.

TORM  ANNUAL REPORT 2020

STRATEGIC AMBITION AND BUSINESS MODEL

FOR A GREENER FUTURE
TORM strives to utilize its market position and strength to lead the product tanker industry into a more environmentally friendly future and to develop innovative solutions for a greener future, and the Company has reduced its CO2 impact by 22% since 2008.

It is a key priority for TORM to contribute to combatting the accelerating global climate change and to minimizing pollution of the seas and the atmosphere. Thus, TORM has strong focus on reducing fuel consumption and CO2 emissions. This is achieved through a committed focus on optimal performance, and industry collaboration.

TORM believes that both the CO2 and the ESG agendas will be integral and determining elements of the future of the product tanker business. At the same time, TORM acknowledge that oil and refined oil products are essential resources that the world will continue to rely on for the foreseeable future.

TORM embraces the climate combat and is dedicated to developing innovative solutions for our industry and easing the impact of our vessels on the environment. To quantify our ambition, TORM has set a target to reduce its relative CO2 emissions by 40% by 2030 compared to 2008 and an ambition to have zero CO2 emissions from operating our fleet by the year 2050
TORM believes that its integrated focus on its environmental impact will be beneficial both from an environmental and an investment point of view. TORM will therefore investigate the potential of green business adjacencies that can co-create long-term value and optionality for the company. TORM has already formed a successful partnership with a scrubber producer, supporting the company’s scrubber investments.

To reach the CO2 target set for 2030, optimization and improvement of the existing fleet are paramount, and TORM is applying a broad set of actions to enhance the fuel efficiency of its fleet. This includes both operational and technical improvements. TORM is also engaged in developing next generation ship design and new energy improving technologies with selected partners. To support the target TORM will incorporate the impact on the reduction trajectory when assessing future fleet renewal options.

In the longer term and to meet its ambition for 2050, TORM believes that new alternative fuels in shipping will be required on a global scale. TORM will seek to influence this development and pursue broad industry cooperation on this important journey. These new technologies are still in the developing stages and what will be the technology of the future is so far associated with great uncertainty.

TOWARDS DECARBONIZING SHIPPING

TORM  ANNUAL REPORT 2020

STRATEGIC AMBITION AND BUSINESS MODEL

TORM  ANNUAL REPORT 2020

ONE TORM, A WORLD-CLASS PLATFORM

PURE-PLAY PRODUCT TANKER EXPOSURE

~73 vessels deployed in the spot market across all four large product tanker classes

SUPERIOR COMMERCIAL PERFORMANCE

One TORM approach with in-house commercial and technical management provides superior earnings while maintaining a balanced cost structure

SOLID CAPITAL STRUCTURE

Conservative balance sheet and a strong liquidity position provide room for potential growth while maintaining break-even rates at low levels and no near-term debt maturities

SIGNIFICANT OPERATING LEVERAGE

Significant operating leverage through spot orientation allowing TORM to benefit from increases in TCE rates

PROVEN ESG COMMITMENT

ESG is embedded in our culture. TORM has ambitious targets to reduce its CO_2 emissions, continued social commitment through educational support in rural areas, and a clear governance structure without leakage

POSITIVE MARKET FUNDAMENTALS

Despite market volatility caused by the COVID-19 pandemic, the market fundamentals remain intact and the market outlook is positive

TORM  ANNUAL REPORT 2020

OUR RESPONSIBILITY

Responsible behavior is embedded in the way TORM conducts its business and in the mindset of our employees. TORM remains committed to protecting our employees, the environment, our reputation, and our assets by maintaining the highest possible standards.

In 2009, TORM signed the UN Global Compact as the first shipping company in Denmark to commit to the internationally recognized set of principles regarding health, safety, labor rights, environmental protection, and anti-corruption.

PRINCIPLES
Transparency and accountability are key to TORM’s way of doing business, and these values play a central role in the Company’s corporate social responsibility (CSR) approach.

TORM’s approach to responsible behavior is further rooted in the Company’s Business Principles which have the following five objectives:

•	Maintaining a good and safe workplace
•	Reducing environmental impact
•	Respecting people
•	Doing business responsibly
•	Ensuring transparency

For further information on TORM’s Business Principles, please visit:
www.torm.com/uploads/media_items/torm-business-priciples.original.pdf.

TORM’s CSR commitment is not limited to the Company’s own business practices, as real impact often requires industry collaboration. Thus, TORM cooperates with peers and stakeholders to increase responsibility in the shipping industry and the supply chain and to mitigate protectionism and support progressive trade agreements. This is performed via TORM’s cooperation with Danish Shipping and companies all over the world to support global trade and economic growth.

As an active member of Danish Shipping and a number of committees within that organization and as co-founder and member of the Maritime Anti-Corruption Network, TORM strives to increase transparency and accountability and to minimize corruption.

In 2020, TORM continued to extend its support to the UN Sustainable Development Goals (SDGs) and its targets for 2030. In order to ensure ample contribution, TORM continues to focus on specifically SDG 4 Quality Education and SDG 13 Climate Action which are closely linked to our value chain, business practices, and company values. This is seen as a natural progression of our commitment to the UN Global Compact.

This section, Our Responsibility, constitutes TORM’s CSR reporting according to the requirements of UK law. Read more about TORM and our CSR efforts at www.torm.com/csr-at-torm.

Data specifically within Environmental, Social and Governance aspects can be found in TORM’s ESG report which will be published on www.torm.com.

As part of the Company’s commitment to the UN Global Compact, TORM submits its communication on progress every year.

TORM  ANNUAL REPORT 2020

TORM'S ESG TARGETS

2030 CLIMATE TARGET (FLEET AER[1])

-40%
-22%
6.74
5.24
4.04
2008
2020
2030 target

2050 CLIMATE AMBITION

TORM is pursuing an ambitious climate agenda, whereby we will have zero CO_2 emissions from operating our fleet by 2050.

2030 SAFETY TARGET (LTAF[2])

-54%
0.65
0.30
2020
2030 target

2030 LEADERSHIP DIVERSITY TARGET (PERCENTAGE OF FEMALE LEADERS[3])

+67%
21
35
2020
2030 target

1 Unit of measure: CO_2 g / dwt nm.

2 Accidents per one million exposure hours.

3 % of women in leadership positions onshore compared to all leadership positions.

TORM  ANNUAL REPORT 2020

ENVIRONMENTAL EFFORTS

TORM supports SDG 13 Climate Action as marine pollution constitutes the largest environmental risk in the shipping industry.

It is therefore a key priority for TORM as a Reference Company to minimize pollution of the seas and the atmosphere.

To actively contribute to the industry emissions reduction plans, TORM continued its involvement in industry collaborations such as the innovation partnership, ShippingLab. A non-profit platform for maritime research, development and innovation with 30 partners from across the maritime industry to drive smart shipping of the future. In 2019, TORM joined the Getting to Zero Coalition along with other powerful industry leaders. The purpose of this alliance is to lead the push for the decarbonization of shipping with the mutual goal of having commercially viable zero-emission vessels operating along deep-sea trade routes by 2030.

FUEL CONSUMPTION AND ENERGY EFFICIENCY
2020 offered significant changes to the fuel picture in international shipping. The IMO 2020 Sulphur cap required many changes in reporting and systems to measure and evaluate consumption. This is caused by the change from 3.5% Heavy Fuel Oil (HFO) and 0.1% Marine Gas Oil to a worldwide limit of 0.5%. Some vessels with scrubbers may still use 3.5% HFO, but not all ports allow it. TORM’s solution is to move from two fuel types to five.
Irrespective of the challenges of managing the fuels and evaluating the propulsion performance, the One TORM platform has continued to have a strong and dedicated focus on reducing fuel consumption. The efforts made within this area generated a positive result as can be seen in the Greenhouse gas emissions table on page 36.

TORM’s Operational Performance Team continues to share the performance of each vessel with the respective vessel managers and the vessels on a monthly basis.

To encourage and support best practice behavior with regard to energy consumption, daily engagement with the vessels continue to create significant value. The efforts ensure that corrective actions can be taken swiftly, when needed.

Fuel consumption for cargo operations remain a focus area that has been developed during 2019 and 2020. It is clear that the subject is very complex, and studies reveal that we are in need of much stronger data – this data is scheduled to become available through the Connected Vessels and Connected Machinery internal subprojects.

Investing in and implementing well-proven technologies will allow TORM to concentrate its efforts on unlocking the potential that lies outside the boundaries of behavioral activities. TORM is also testing several innovative projects regarding optimizing machinery and use of the latest technology is prioritized in our effort to reduce the energy consumption of our fleet.

TORM continues to focus on continuously improving the hull condition of its vessels. During 2020, three vessels were taken out of service between scheduled dry-dockings for short four-to-six-day dockings. During these dockings, the hull coatings were renewed, resulting in significant fuel consumption reductions.

TORM maintains a constant focus on fuel efficiency across the fleet. This serves the dual purpose of minimizing the environmental impact and making good business sense. By maintaining its strong focus on fuel consumption reductions in 2020, TORM achieved fuel efficiency improvements of 12.8% compared to the 2015 baseline
22%
Relative CO2 reduction since 2008
Our energy efficiency focus and operational performance is a vital part of our efforts to achieve our target of reducing CO2 emissions by 40% by 2030 compared to 2008 using the AER calculation method. In 2020 we had reduced our CO2 emissions by 22% since 2008. More information can be found in TORM’s ESG report.

TORM  ANNUAL REPORT 2020

ENVIRONMENT – REPORTING

CO2 emissions (ton)
The 2020 greenhouse gas emissions (GHG) reporting covers scope 1 (direct emissions from own production) and scope 2 (emissions from own production but others’ emissions) of the Greenhouse Gas Protocol except for the activities listed below.

Environmental data applies to owned vessels with its respective shares of ownership. Bareboat-in vessels are included while T/C-in vessels are excluded. Similarly, vessels on bareboat-out contracts are excluded while vessels on all other employments are included.

Scope 1
Co2 emissions have been calculated based on the consumption of heavy fuel oil and marine gas oil according on IMO’s conversion factor for emission per ton. Emissions are calculated for each single vessel and then consolidated. Numbers under the scope 1 data sheet have been collected on board the vessels or at the offices. The collection is based on actual usage or disposals.

Scope 2
CO2 emissions generated indirectly from operational activities at the TORM offices are calculated using Danish and World Resources Institute emission factors. Only offices where data is available are included.

AER (g/dwtxnm)
AER (g/dwtxnm) is a measure of efficiency using the total fuel consumption, distance travelled and design deadweight. The measure is defined as grams CO2 emissions per deadweight-ton-nautical mile. AER is affected by vessel size, speed, duration of waiting time and port stays.

EEOI (g/cargoxnm)
EEOI is a measure of efficiency using the total fuel consumption, distance travelled and cargo intake. The measure is defined as grams CO2 emissions per cargo-ton-nautical mile. EEOI is affected by vessel size, speed, cargo availability, duration of ballast voyages, waiting time and port stays.

SOX emissions (ton)
SOx emissions are calculated based on average sulfur content for the different fuel types.

A comprehensive study for TORM by an independent specialist which compared the emissions from vessels fitted with exhaust gas cleaning systems (scrubbers) to emissions from vessels using low-sulfur fuel found that the sulfur emissions are reduced to an average of just 0.025% when using the exhaust gas cleaning system compared to 0.45% when using low sulfur fuel.

Energy consumption (TJ)
All fuel burned on board the vessels has been converted into energy based on fuel oil analysis results.

Office electricity consumption (kWh)
Electricity consumed indirectly in operational activities at the TORM offices excluding the London and Houston offices.

Office water consumption (m3)
Water consumed indirectly in operational activities at the TORM offices excluding London, Houston, Mumbai and New Delhi offices.

Ballast Water Treatment Systems
Ballast water is taken on by the vessel to stabilize trim and optimize operational efficiency. The discharge of ballast water may introduce non-native species into the recipient marine ecosystem. To alleviate this threat and to prevent the invasion of non-indigenous species in alien waters, TORM complies with the stipulations of the IMO Ballast Water Management Convention. TORM has installed Ballast Water Treatment Systems which eliminate this impact to 65% of its fleet.

A further 13 vessels will have Ballast Water Treatment Systems installed by the end of 2022.

TORM  ANNUAL REPORT 2020

GREENHOUSE GAS EMISSIONS DATA

Thanks to the installation of exhaust gas cleaning systems, also known as scrubbers, on 62.5% of the fleet and the use of low-sulfur compliant fuel in 2020, TORM achieved a notable reduction in SOx emissions in 2020.

Further information on TORM’s environmental efforts can be found in our ESG report which is located on TORM’s homepage.

Indicator	Unit	2020	2019	2018

Greenhouse gas (GHG) emissions
Direct GHG emissions (scope 1)	Ton CO2	1,335,896	1,302,390	1,374,835
Indirect GHG emissions (scope 2)	Ton CO2	434	488	525
CO2 emissions, AER – total fleet	g/dwtxnm	5.24	5.13	5.42
CO2 emissions, EEOI – total fleet	g/cargoxnm	11.18	11.31	12.28
Total GHG emissions	Ton CO2	1,336,330	1,302,878	1,375,360

Sulfur emissions
SOx emissions	Ton	1,760	18,112	18,367

Energy consumption
Heavy fuel	Ton	170,907	349,056	375,196
Low-sulfur heavy fuel	Ton	174,836	12,174	152
Marine Gas Oil	Ton	80,865	55,371	64,255
Total energy consumption for vessels	TJ	17,665	16,921	17,747

Office consumption
Electricity consumption	kWh	445,093	702,850	823,844
Water consumption	M3	3,268	-	-

Ballast Water
% of fleet with Ballast Water Treatment Systems	%	65	33	16

TORM  ANNUAL REPORT 2020

SUPPORTING QUALITY EDUCATION

TORM is a long-standing supporter of maritime education in Denmark, India, and the Philippines, and it is therefore natural for the Company to support SDG 4 Quality Education.

This commitment reflects the Company’s ties to local communities and has a positive effect on the needs of the societies in which TORM operates and where many of the Company’s seafarers come from.

In addition, TORM believes that supporting education has positive effects on its core business in terms of developing the pipeline of competences in the industry and in terms of higher employee retention and a positive brand recognition.

TORM is therefore dedicated to supporting SDG 4 Quality Education and cooperates with several educational institutions and universities internationally.

In Denmark and Singapore, the efforts include offering internships and trainee and student assistant positions at TORM’s offices to students from Copenhagen Business School, the Copenhagen School of Marine Engineering & Technology Management and the Nanyang Technological University Singapore.

The majority of TORM’s seafarers are of Indian or Filipino nationality, and the Company’s activities in these areas thus support potential future TORM employees and strengthen the overall competence level among seafarers in these regions.

EDUCATION FOUNDATION IN THE PHILIPPINES
TORM Philippines runs educational development actions through the TORM Philippines Education Foundation (TPEF) which has been helping Philippine communities since 2007. In 2020, two students supported by the TORM Philippines Education Foundation graduated from scholarships with the other current scholars still working hard in the 2nd and 3rd years at school.

For the school year 2020/2021, the foundation supports 64 students (34% being females) across the Philippines of whom 35 are scholars at various colleges and universities and the remaining 29 are apprentices at maritime courses.

TORM  ANNUAL REPORT 2020

SUPPORTING QUALITY EDUCATION

In addition to the scholarships and apprenticeships, the education foundation also runs a number of social development initiatives. In 2020, this involved the provision and distribution of IT equipment, personal protective equipment, and school supplies. The beneficiaries of this equipment were four public elementary schools in Pandan, Catanduanes.

TORM also has an Employee Committee (TEC) which also performs activities with an educational focus. In 2020, and in partnership with TPEF, TEC sent portable WIFI connections to 16 selected scholars who cannot afford one for themselves. An Internet connection ensures that our scholars have access to the rest of world and can complete their studies to the best of their ability.

EDUCATION FOUNDATION IN INDIA
In India, TORM has funded specific projects that it undertakes towards social causes. Since 2018, TORM India has engaged with three organizations to achieve this. Firstly, SAMPARC, an organization caring for disadvantaged children across India. Secondly, BAIF, an organization dedicated to upgrading and providing rural infrastructure. Lastly, Akshayshakti, which is dedicated to improving the lives of students, the development of women, and care for abandoned children, for various CSR initiatives.

In previous years, TORM has supported the construction of the ZP Prathmik School in Zadgewadi in Kurkumbh, near Pune, India. The school was constructed and the facilities furnished with donations from the Company.

Through SAMPARC, TORM is sponsoring 36 students attending the school. Apart from tuition, TORM also assists them with their basic needs, such as school equipment and certain living expenses. The pandemic has restricted movements in India, however in November 2020, a team from TORM India visited SAMPARC Bhaje to celebrate the Deepawali Festival with the students. As a token, dresses, sweets, and masks were distributed to them. TORM has committed to renovating the town hall and library at SAMPARC Bhaje.

This will enhance the extra-curricular activities for the girls living there and augment the infrastructure for multiuse. This will be completed by March 2021.

Earlier this year, TORM India pledged to construct three classrooms at Nalasopara, Mumbai. This project is expected to be completed in 2021 instead of the original timeline of September 2020 due to the COVID-19 pandemic.

TORM  ANNUAL REPORT 2020

HEALTH, SAFETY AND SECURITY

Approximately 90% of TORM’s employees work at sea, and providing healthy, safe and secure working conditions for them is an essential part of TORM’s business. In addition, it is TORM’s belief that a safe and secure working environment supports the overall performance level and employee retention.

Respecting employees’ human rights is pivotal to the Company. TORM’s policies that support this are outlined in TORM’s Business Principles. The Company’s safety policy is rooted in the rules and regulations issued by the Danish Maritime Occupational Health Service.

INSPECTION AND AUDITS
In order to maintain Company standards and exceed the targets set by its customers despite the COVID-19 pandemic, TORM developed a robust remote audit scheme at the beginning of 2020. With travel restrictions significantly reducing the possibilities of visiting our vessels, our first-rate tools and data collection processes made it possible to create a robust remote audit system. The number of visits has declined during the year, however by using the One TORM platform, the interaction with all stakeholders, internal as well as external, has shown that audits, inspections, change of flag etc. are achievable and successful despite the pandemic.

SIRE INSPECTIONS
The main body responsible for managing the overarching processes and requirements of these vessel inspections is OCIMF (Oil Companies International Marine Forum). In 2020, due to the travel restrictions caused by the COVID-19 pandemic, new avenues like remote documentation review and inspection were introduced by OCMIF. The challenges experienced in connection with physical SIRE (Ship Inspection Report Program) arrangements were mitigated by close co-operation among internal stakeholders as well as among oil majors.

ONE TORM SAFETY CULTURE
In line with the Company’s strategic focus on safety performance, TORM continued the safety culture program One TORM Safety Culture – driving resilience in 2020. The purpose of the program is to continuously strengthen TORM’s safety culture beyond compliance.

TORM continued to conduct Safety Leadership courses for Senior Officers on board the Company’s vessels. Nine courses were conducted for all crew nationalities. One course was conducted onsite at the Manila office, while the remaining courses were conducted online due to the lockdown of offices. A total of 93 Senior Officers and 24 Junior Officers participated in 2020. In total, 699 officers have completed the course since it was introduced in 2017. Safety Leadership courses are mandatory, involving two-and-a-half days of workshops for all Senior Officers and key marine shore staff. The focus of these courses is on how to be a good leader when it comes to safety.

SAFETY DELTA
We also continued with the Safety Delta tool, which was launched in 2018 and used across the fleet to track and monitor the safety culture on board the individual vessels. The safety delta concept supports processes and activities and helps to build and maintain a proactive safety culture based on continuous crew evaluation, dialogue, reflection, and development. All vessels have been scheduled to complete three Safety Delta cycles in 2020.

Since 2018, TORM has used a revised performance appraisal program as a way to systematically enhance work behavior and leadership to ensure excellent safety performance.

TORM  ANNUAL REPORT 2020

HEALTH, SAFETY AND SECURITY

Through the One TORM Safety Culture – driving resilience program, TORM has defined standards and expectations for excellent performance. A key element of leadership is to evaluate employee performance with a view to managing the development and motivating employees to develop. TORM believes this will facilitate the best possible means for developing performance as an individual and as a company.

In 2020, TORM introduced a new induction framework for its Junior Officers as well as ratings. The induction program focuses on enhancing work behavior and safety leadership to ensure excellent performance for newly hired seafarers. A revised induction framework for Senior Officers is being implemented in January 2021.

In 2020, TORM continued to promote the One TORM Safety Culture – driving resilience program. In the fourth quarter, we launched our new Virtual Senior Officers Conference program. The content of the Virtual Senior Officers concept is focused on Safety Culture, Mental Health, Work Culture, and Social Culture in order to support and ensure that TORM’s safety culture is anchored across the organization, ashore as well as on board the vessels.

LOST TIME ACCIDENT FREQUENCY AND NEAR-MISS INCIDENTS
Lost Time Accident Frequency (LTAF) is an indicator of serious work-related personal injuries that result in more than one day off work per million hours of work. The definition of LTAF follows the standard practice among shipping companies. During 2020, TORM’s LTAF measure increased to 0.65 (2019: 0.42).

Each injury has been investigated and corrective measures have been taken as required. We have not detected any definitive causes of the declined performance. To improve safety especially during the pandemic, we have introduced new measures for TORM’s seafarers, e.g. virtual town halls.

Near-miss reports provide TORM with an opportunity to analyze conditions that might lead to accidents and ultimately prevent potential future accidents. A high number of near-miss reports indicate that the organization proactively monitors and responds to risks.

In 2020, TORM’s focus on near-miss incidents shifted from the number of near-miss incidents to the quality of the incident reports. The total for 2020 was 5,991. (2019: 6,099, 2018: 6,310)

SECURITY
TORM’s response to piracy is founded on the Best Management Practice, which is the industry guideline for companies and vessels sailing in areas with increased risk. In 2020, TORM experienced one incident when a vessel was boarded by pirates, two incidents when thieves or robbers came on board and two incidents of stowaways found on board the Company’s vessels. The pirates incident was handled professionally by the vessel crew and the TORM emergency response team. The crew retreated to the citadel and no crew were harmed or injured during the incident.

Throughout the year, the security situation and developments in the various risk areas have been monitored closely, and actions have been taken to safeguard TORM’s seafarers and vessels. The security situation in some regions has changed due to the COVID-19 pandemic. TORM has adapted its procedures to the changing threat levels across the areas called at by TORM vessels. The Company will continue to monitor the risk situation and pre-empt hijacking and robbery attempts by following security procedures and industry guidelines.

TORM  ANNUAL REPORT 2020

EMPLOYEES

The employees constitute the true quality of TORM and are the Company’s most valuable assets. TORM continues to grow and thrive due to the efforts and dedication of its staff both at sea and ashore.

To drive high employee engagement and improve the sense of belonging, the company has been working on a strategy to modernize internal communication. In light of the pandemic, this strategy was accelerated and an employee app was introduced to all employees, both at sea and ashore.

AT SEA
In 2020, TORM continued its strategy to employ seafarers with different nationalities as the Company believes that diversity on board is an important foundation for cooperation, high performance, and a safe working environment.

Throughout the year, TORM’s main priority was to relieve seafarers on time despite the heavy constraints caused by the COVID-19 pandemic. The One TORM platform proved its strength by enabling the organization to conduct crew changes better than the industry average, and by the end of 2020, the number of overdue seafarers on board was normalized. For further details, please refer to page 15.

During these times, focus was on supporting both staff on board as well as our seafarers at home and their relatives, with all aspects of such unprecedented times. This support included both financial, and most importantly, health. Despite the COVID-19 limitations, TORM continued its efforts to strengthen the relationship between seafarers and the shore-based organization. In 2020, this involved a transition from physical meetings and gatherings to a more virtual form which included seminars, trainings, and general gatherings.

As part of TORM’s continued focus on the promotion of its employees, seafarers completed the “Promotion assessment training” prior to being promoted to the highest ranks. Officers visit one of TORM’s offices for an introduction and training with key stakeholders. In 2020, this was maintained through virtual tools.

TORM maintains an ongoing focus on seafarer commitment and engagement. In 2020, the retention rate for Senior Officers remained above 90%, and TORM demonstrated 100% compliance with customer requirements when it comes to ensuring the right level of experience among Senior Officers per vessel across the fleet (the so-called officer matrix compliance).

Following a pilot in 2019, TORM rolled out the Well at TORM program in 2020. The program focuses on well-being by increasing engagement, mental resilience, physical health, and embracing socialization among crew members.

At the end of 2020, TORM employed a total of 3,023 seafarers of whom 108 were permanently employed, with the remaining seafarers being on time-bound contracts.

ASHORE
In 2020, 97% of all shore-based employees responded to the annual employee motivation and satisfaction survey. This is an increase on last year’s rate of 95%.

TORM continued the survey introduced in 2019 which provides real time data. The outcome of the survey showed the continuous high engagement among our employees across categories ranging from engagement, freedom of opinion, management support, work environment and safety.

In order to strengthen and develop TORM’s leading position as the Reference Company, continuous development is a key criterion for success. On this background leadership training has been identified as a focus area for 2021.

TORM  ANNUAL REPORT 2020

EMPLOYEES

The high scores were evenly spread across divisions and locations which is a testament to the strength of the unified One TORM approach.

The overall outcome of the survey improved slightly on the previous year and positions TORM among the top 10% of companies across all industries using the same platform.

TORM’s ambition of investing in this engagement survey combined with such a high response rate is to help the Company improve, build the culture needed to fulfill the Company’s strategy and develop initiatives that matter to the employees. By the end of 2020, the retention rate for all shore-based employees was 92%, the same rate as in 2019.

In 2020, TORM included a number of questions to understand how our shore-based employees cope with the changes to work conditions caused by the COVID-19 pandemic. The survey showed that the measures introduced were highly appreciated by the employees.

TORM aims to attract and retain the best employees by exemplifying the four values of the TORM Leadership Philosophy and by ensuring that the Company’s leaders motivate their employees.

At the end of 2020, the shore-based organization had 345 employees: 141 in Hellerup, 136 in Mumbai, 4 in New Delhi, 34 in Manila, 3 in Cebu, 17 in Singapore, 9 in Houston, and 1 in London.

DIVERSITY
TORM has an obligation to develop the Company’s talent pool irrespective of gender, religion, sexuality, nationality, ethnicity or disabilities etc. As stated in TORM’s Business Principles, the Company works towards a diverse workforce in every aspect and an inclusive environment that respects and supports all our people and helps improve business performance.

TORM believes that diverse teams led by diverse leaders deliver better business performance. The Company provides equal opportunity in recruitment, career development, promotion, training and rewards for all employees.

In 2020, TORM continued its participation in and was driving the aim of Danish Shipping’s work group “More Women at Sea”. TORM has incorporated the 10 recommendations into processes and procedures as best practice.

TORM actively monitors the representation of females in the workforce and in leadership positions. At the end of 2020, the proportion of females in the shore-based workforce was 35.8%, while women in leadership positions, defined as having one or more direct reports, constituted 20.9%. By 2021, the Company aims to have 35% women in the shore-based workforce in line with the industry average, and 25% women in leadership positions. Additionally, TORM has a target for 2030 of 35%.

At the end of 2020, the Board of Directors consisted of four male members and one female member elected at the Annual General Meeting.  In 2020, the Board of Directors fulfilled its target of 20% female Board members (1 out of 5).

The Company embraces diversity in every aspect, and it has been stated as a fundamental part of TORM’s Business Principles since 2012. The Company will continue on this path at all levels of the Company.
EMPLOYEE GENDER DIVERSITY
Permanently employed
	Male	Female
Directors of the Company¹⁾	4	1
Employees in other senior executive positions	3	-
Total management other than Directors of the Company (VPs, GMs, Marine Officers)	147	11
Other permanent employees of the Group	173	118
Total permanent employees of the Group	328	130
¹⁾ The five Non-Executive Directors are not included as employees of the Group.
TORM  ANNUAL REPORT 2020

HUMAN RIGHTS

ANTI-CORRUPTION AND ANTI-BRIBERY
Corruption and bribery impede global trade and can restrict non-corrupt companies’ access to markets. In this way, corruption and bribery have a negative impact on economic and social development. For TORM, the risk of corruption does not mean increased costs alone. Corruption also exposes TORM’s seafarers to safety and security risks and poses a potential risk to the Company’s legal standing and reputation.

TORM does not accept corrupt business practices, and as part of its compliance program TORM has a policy on anti-bribery and anti-corruption, which supports the Company’s Business Principles.

It is TORM’s policy to conduct all business in an honest and ethical manner. TORM has a “zero tolerance” approach to bribery and corruption, and the Company is committed to acting professionally, fairly and with integrity in all business dealings and relationships, wherever the Company operates. TORM will uphold all laws relevant to countering bribery and corruption in all the jurisdictions in which the Company operates.

TORM has three elements which it leverages to continue a high level of transparency and accountability of its anti-corruption and anti-bribery policy. One being strict employee guidelines and processes to prevent and manage anti-corruption and anti-bribery, the second being specific reporting processes, and the last being compulsory e-learning courses. TORM further complies with SOX regulations according to which employees must confirm adherence to the policies and guidelines, as well as training completion, ensuring 100% compliance. No further corrective action has been required.

Since 2011 when TORM co-founded the Maritime Anti-Corruption Network (MACN), TORM has been taking a joint stand with the industry against the request for facilitation payments that exists in many parts of the world where TORM conducts business. Best practice is shared between members of the network, and members align their approach to minimizing facilitation payments.

The MACN seeks support from government bodies and international organizations to eliminate the root causes of corruption. TORM is committed to addressing corrupt business practices among stakeholders by supporting this cross-sector approach.

In addition to its efforts within MACN, TORM continued to strengthen its companywide anti-corruption policies in 2020 to mitigate the risk of bribery and corruption. TORM has continued its anti-corruption training program, which includes mandatory anti-corruption courses for all shore-based staff and all officers on board TORM’s vessels. The training targets new hires as well as existing employees and must be repeated annually. TORM will continue these efforts in 2021.

Since 2006, TORM’s Board of Directors has provided a whistleblower facility with an independent lawyer as part of the internal control system. In 2020, the whistleblower facility received three notifications, two of which were investigated and closed without any critique or requirements for new measures. The third claim is under investigation with the whistleblower service facilitating a dialogue between TORM Management and the whistleblower,

HUMAN RIGHTS
With the TORM Leadership Philosophy, TORM’s Business Principles and commitment to the UN Global Compact, TORM is committed to respecting human rights as outlined in the United Nations Guiding Principles on Business and Human Rights.

TORM recognizes that implementing the necessary policies and respective processes to be in line with the requirements of the UN Global Principles is part of an ongoing effort. Going forward, TORM will continue to promote its human rights-related policies and processes.

TORM complies with the International Labor Organization’s Maritime Labor Convention, an international set of standards on labor conditions at sea, which was ratified by 30 countries in 2012. All vessels under TORM’s technical management are audited and certified as required under the Maritime Labor Convention of 2006. TORM respects employees’ right to associate freely, to join – or not to join – unions and to bargain collectively. TORM offers equal opportunities for its employees as stated in TORM’s Business Principles. No claims or offenses have been reported regarding human rights in 2020.

TORM  ANNUAL REPORT 2020

FINANCIAL REVIEW 2020

FINANCIAL REVIEW FOR THE YEAR ENDED 31 DECEMBER 2020

TORM’s 2020 results were positively impacted by our strong commercial performance and TORM generated industry-leading results for our investors. TORM achieved an adjusted return on invested capital (ROIC) of 9.3%, generated cash from operations of USD 236m and was able to return USD 72m to its shareholders during the year while maintaining a solid capital structure.
Kim Balle, CFO

FINANCIAL RESULTS
In 2020, TORM recorded a net profit of USD 88m compared to USD 166m in 2019 resulting in earnings per share (EPS) of USD 1.19 compared to earnings per share (EPS) of USD 2.24 in 2019. When excluding the impact of impairment in both 2020 and 2019, net profit reached USD 94m in 2020, an increase of USD 48m from USD 46m in 2019. The higher result in 2020 was mainly due to increasing freight rates following a strong freight market for product tankers in the first two quarters of 2020.

In 2020, operating profit decreased by USD 67m to USD 139m, primarily reflecting the impairment reversal in 2019 of USD 120m, which was partly offset by the higher revenue.

In 2020, total revenue was USD 747m compared to USD 693m in 2019, and TCE earnings increased from USD 425m to USD 520m, a total increase of 22%. The increase in TCE earnings was primarily attributable to a stronger freight market in 2020 compared to 2019. The increase was achieved on the basis of an approximately 20% higher TCE per day and 2% more available earning days (509 days) in 2020 compared to 2019, underlining the strong performance.

TORM  ANNUAL REPORT 2020

FINANCIAL REVIEW 2020

TORM’s total assets decreased by USD 5m in 2020 to USD 1,999m. The carrying amount of vessels, capitalized dry-docking and prepayments on vessels amounted to USD 1,734m compared to USD 1,770m in 2019. During the year, TORM sold eight older vessels, covering two LR2s and six MRs. In addition, TORM purchased two LR2 newbuilding and two 2010-built MR vessels. One MR vessel was delivered in 2020 and one was delivered in January 2021. The two LR2 newbuilding are scheduled to be delivered in the fourth quarter of 2021 and the first quarter of 2022. Further, TORM took delivery of four vessels under its newbuilding program in 2020.

In 2020, total equity increased by USD 9m to USD 1,017m from USD 1,008m in 2019. The increase primarily relates to the positive net profit result for the period and is offset by a dividend pay-out. The market value adjustments on derivatives held for hedge accounting had a negative effect on equity of USD 21m, mainly related to the decreasing market values of TORM’s interest rate swaps. The Return on Equity (RoE) decreased from 17.9% in 2019 to 8.7% in 2020, due to impairment reversal of USD 120m in 2019.

TORM’s total liabilities decreased by USD 15m to USD 981m in 2020 and borrowings decreased by USD 13m to USD 842m.

In 2020, invested capital decreased by USD 67m to USD 1,719m as of 31 December 2020, mainly due to the sale of vessels in 2020. In addition, Return on Invested Capital (RoIC) decreased by 4.8% points from 12.6% to 7.8%. Adjusted RoIC in 2020 reached 9.3%, an increase of 4.1%-points from 2019.

In 2020, the Net Asset Value per share based on broker value decreased to USD 10.8 from USD 13.6 in 2019 mainly due to the sale of vessels in 2020 and decreasing broker values.

KEY HIGHLIGHTS
USDm	2020	2019	Change

Income Statement
Revenue	747	693	54
Time charter equivalent (TCE)	520	425	95
Gross profit	341	252	89
EBITDA	272	202	70
Operating profit/(loss) (EBIT)	139	206	-67
Financial items	-49	-39	-10
Net profit/(loss) for the year	88	166	-78

Balance Sheet
Non-current assets	1,755	1,788	-33
Total assets	1,999	2,004	-5
Equity	1,017	1,008	9
Total liabilities	981	996	-15

Key figures
Invested capital in USDm	1,719	1,786	-67
Net Asset Value per share (NAV) (USD)	10.8	13.6	-2.8
Return on Invested Capital (RoIC)	7.8%	12.6%	-4.8%points
Adjusted RoIC	9.3%	5.2%	4.1%points
Return on Equity (RoE)	8.7%	17.9%	-9.2%points
Basic earnings per share (EPS)	1.19	2.24	-1.05

TORM  ANNUAL REPORT 2020

FINANCIAL REVIEW 2020

LIQUIDITY AND CASH FLOW
Total cash and cash equivalents, including restricted cash, amounted to USD 136m at the end of 2020, resulting in a net increase in cash and cash equivalents, including restricted cash, for the year of USD 64m compared to 2019.

As of 31 December 2020, TORM had closed the refinancing of four term loans and an existing revolving credit facility, the term loans and the revolving credit facility were replaced by two separate term facilities and a new revolving credit facility covering up to USD 496m. Furthermore, TORM refinanced its existing facility with Danish Ship Finance with a new facility of USD 180m in senior secured debt covering ten vessels. Lastly, TORM has obtained financing of USD 12m related to the installation of scrubbers and Ballast Water Treatment Systems on four vessels. Following the refinancing, TORM does not have any material debt maturities until 2026, which supports the Company’s financial flexibility.

As of 31 December 2020, TORM had CAPEX commitments of USD 101m related to the outstanding two LR2 new buildings under construction and one MR second-hand vessel to be delivered.

In 2020, net cash inflow from operating activities increased from USD 171m in 2019 to USD 236m due to the higher freight rates combined with lower bunkers, receivables and payables.

Net cash outflow from investing activities amounted to USD 120m in 2020 compared to USD 335m in 2019. The cash outflow was used for tangible fixed assets, primarily related to the newbuilding delivered during 2020. CAPEX investments on scrubbers decreased in 2020 compared with 2019 and contributed to the decrease in investment activities. The decrease was further enhanced by the sale of eight vessels during 2020. Furthermore, total restricted cash increased by USD 30m, mainly due to initial margin calls.

Net cash outflow from financing activities amounted to USD 83m in 2020 compared to a cash inflow of USD 96m in 2019. Repayment on borrowings amounted to USD 746m in connection with scheduled repayments and vessel sales during the year. Additional borrowings generated a cash inflow of USD 734m. TORM paid out dividends amounting to USD 71m during 2020.

236m
Cash flow from operating activities
-120m
Cash flow from investing activities
-83m
Cash flow from financing activities

TORM  ANNUAL REPORT 2020

FINANCIAL REVIEW 2020

TANKER FLEET
Revenue in the tanker fleet increased by 8% to USD 747m in 2020, up from USD 693m in 2019, and TCE earnings increased by 22% to USD 520m from USD 425m in 2019. The increase in TCE earnings was primarily due to a stronger product tanker freight market in 2020 compared to 2019.

The OPEC+ price war and the COVID-19 pandemic generated considerable volatility in the product tanker market, temporarily sending freight rates to all-time highs. An unprecedented decline in oil demand and an increase in product stockpiles affected trade patterns and led to a significant share of the fleet being tied up in floating storage.

For the LR2s, the average TCE rates increased by 35% between 2019 and 2020. The increasing freight rates is partly offset by a decrease of 10% in available earning days resulting in an increase in total earnings from 2019 to 2020 of USD 17m.

The average TCE rates for the LR1s were 34% higher than in 2019. The increasing freight rates combined with an increase of 50% in available earning days. In combination, this resulted in a total increase in earnings of USD 38m from 2019 to 2020.

In 2020, the available earning days of MR vessels increased by 793 days, equalling an increase of 4% compared to 2019. The TCE rates increased by 14%, resulting in total earnings of USD 336m, an increase of USD 55m.

For the Handysize vessels, the TCE rates decreased by 10% in 2020 compared to 2019. With a significant decrease in available earning days of 59% in 2020 due to vessel sales in 2019 the total earnings for the Handysize vessels ended at USD 9m, a decrease of USD 15m.

CHANGE IN TIME CHARTER EQUIVALENT EARNINGS IN THE TANKER FLEET
USDm	Handysize	MR	LR1	LR2	Total
Time charter equivalent earnings 2019	24.2	281.4	36.5	82.8	424.9
Change in number of earning days	-14.3	12.6	18.4	-7.9	8.8
Change in freight rates	-1.0	41.8	18.5	26.2	85.5
Other	-	-0.2	1.5	-1.0	0.3
Time charter equivalent earnings 2020	8.9	335.6	74.9	100.1	519.5

TORM  ANNUAL REPORT 2020

EARNINGS DATA
		2020
USDm	2019 Full year	Q1	Q2	Q3	Q4	Full year	% change full year

LR2 vessels
Available earning days	4,198	1,019	1,002	901	873	3,795	-10%
Owned	3,907	928	911	886	873	3,598	-8%
T/C	291	91	91	15	-	197	-32%
Spot rates ¹⁾	21,783	31,013	37,677	21,495	18,510	29,030	33%
TCE per earning day ²⁾	19,730	29,108	32,732	23,854	19,632	26,637	35%
LR1 vessels
Available earning days	2,153	779	812	811	826	3,228	50%
Owned	2,153	779	812	811	826	3,228	50%
T/C	-	-	-	-	-	-	-
Spot rates ¹⁾	17,912	25,421	30,116	20,703	13,081	22,424	25%
TCE per earning day ²⁾	17,102	24,329	31,655	20,629	14,931	22,839	34%
MR vessels
Available earning days	17,736	4,703	4,791	4,663	4,372	18,529	4%
Owned	16,145	3,868	3,997	3,900	3,675	15,440	-4%
T/C	1,591	835	794	763	697	3,089	94%
Spot rates ¹⁾	16,063	22,974	23,297	15,259	11,082	18,229	13%
TCE per earning day ²⁾	15,840	22,461	23,012	15,077	11,243	18,098	14%
Handysize vessels
Available earning days	1,620	183	182	183	116	664	-59%
Owned	1,620	183	182	183	116	664	-59%
T/C	-	-	-	-	-	-	-
Spot rates ¹⁾	14,945	19,535	15,872	7,193	9,051	13,116	-12%
TCE per earning day ²⁾	14,965	20,649	15,270	7,628	8,257	13,416	-10%
Total
Available earning days	25,707	6,684	6,787	6,558	6,187	26,216	2%
Owned	23,825	5,758	5,902	5,780	5,490	22,930	-4%
T/C	1,882	926	885	778	697	3,286	75%
Spot rates ¹⁾	16,875	24,116	25,528	16,220	11,717	19,619	16%
TCE per earning day ²⁾	16,526	23,643	25,274	16,762	12,863	19,800	20%
¹⁾ Spot rate = Time Charter Equivalent Earnings for all charters with less than six months’ duration = Gross freight income less bunker, commissions and port expenses.
²⁾ TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.

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FINANCIAL REVIEW 2020

OPERATION OF VESSELS
The development in operating expenses is summarized in the table below. The table also summarizes the operating data for the Company’s fleet of owned and bareboat-chartered vessels.

Operating expenses (OPEX) for the fleet increased by USD 5m to USD 178m in 2020 compared to USD 173m in 2019, mainly due to an increasing number of operating days. On a per-day-basis, OPEX remained at the same level in 2020 compared to 2019.

The total fleet of owned vessels had 1,332 off-hire and dry-docking days, corresponding to 5% of the operating days in 2020. This compares to 1,267 off-hire days in 2019 or 5% of the number of operating days.

ADMINISTRATIVE EXPENSES AND OTHER OPERATING EXPENSES
Total administrative expenses and other operating expenses amounted to USD 70m in 2020 compared to USD 51m in 2019. The increase was mainly due to higher number of employees and a one-off provision covering an exposure related to cargo claims of USD 18m.

FINANCIAL INCOME AND EXPENSES
Net financial expenses in 2020 were USD 49m compared to USD 39m in 2019. The increase in borrowings obtained during the year and write-off of capitalized bank fees relating to the refinanced facilities increased the net financial expenses in 2020.

TAX
Tax for the year amounted to an expense of USD 1m compared to an expense of USD 1m in 2019.

CHANGE IN OPERATING EXPENSES

USDm	Handysize	MR	LR1	LR2	Total
Operating expenses 2019	10.4	117.6	16.9	28.1	173.0
Change in operating days	-5.8	7.9	4.8	-1.9	5.0
Change in operating expenses per day	0.0	-1.2	-0.8	2.4	0.4
Other	-0.0	0.0	-0.0	0.1	0.1
Operating expenses 2020	4.6	124.3	20.9	28.7	178.5

OPERATING DATA

USD/day	Handysize	MR	LR1	LR2	Total
Operating expenses per operating day in 2019	6,124	6,350	6,597	6,427	6,371
Operating expenses per operating day in 2020	6,163	6,287	6,355	7,013	6,398
Change in the operating expenses per operating day in %	1%	-1%	-4%	9%	0%

Operating days in 2020 ¹⁾	740	19,763	3,287	4,088	27,878
Offhire	-7	-266	-27	-164	-464
Dry-docking	-69	-659	-32	-108	-868
Bareboat contracts in/out	-	-3,398	-	-218	-3,616
Vessels chartered-in	-	3,089	-	197	3,286
Available earning days 2020	664	18,529	3,228	3,795	26,216

¹⁾ Including bareboat charters.

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FINANCIAL REVIEW 2020

ASSESSMENT OF IMPAIRMENT OF ASSETS
Management has followed the usual practice of performing a review of impairment indicators every quarter and presenting the outcome to the Audit Committee. The Audit Committee evaluates the impairment indicator assessment and prepares a recommendation to the Board of Directors. The recoverable amount of the assets is calculated by assessing the fair value less costs to sell and the value in use of the significant assets in the tanker fleet.

When assessing the fair value less costs to sell, Management included a review of market values calculated as the average of two internationally recognized shipbrokers’ valuations. The shipbrokers’ primary input is deadweight tonnage, yard, and age of the vessel. The assessment of the value in use was based on the net present value of the expected future cash flows. The key assumptions are related to future developments in freight rates, operating expenses and to the weighted average cost of capital (WACC) applied as discounting factor in the calculations.

As of 31 December 2020, Management tested the carrying amount of its fleet for impairment within 3 CGUs, being the Main Fleet (LR2/LR1 and MR vessels) and the two Handysize vessels.

In 2020, the recoverable amount of the Main Fleet and the Handy vessels was based on its value in use.

Based on this review, Management concluded that:
•	Assets within the Main Fleet were not impaired as the value in use was in line with the carrying amount.
•	The two Handy vessels were impaired with USD 5.5m in total as the calculated value in use was lower than the carrying amount on a vessel by vessel basis

The assessment of the value in use of the Main Fleet and the Handy vessels was based on the present value of the expected future cash flows. The freight rate estimates in the period 2021-2023 are based on the Company’s business plans. Beyond 2023, the freight rates are based on the Company’s 10-year historical average rates adjusted for the anticipated beneficial impact of scrubber installations.

The impairment testing is sensitive to changes in the key assumptions applied. Note 8 provides additional details of the impairment assessment as well as sensitivity analysis in respect of freight and discount rates.

The Company will continue to monitor developments on a quarterly basis for indications of impairment.

PRIMARY FACTORS AFFECTING RESULTS OF OPERATIONS
TORM generates revenue by charging customers for the transportation of refined oil products and crude oil, using the Company’s tankers. The Company’s focus is on maintaining a high-quality fleet, and TORM actively manages the deployment of the fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters.

TORM believes that the important measures for analyzing trends in the results of its operations of tankers consist of the following:

Time charter equivalent (TCE) earnings per available earning day
TCE earnings per available earning day is defined as revenue less voyage expenses divided by the number of available earning days. Voyage expenses primarily consist of port and bunker expenses that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions, freight, and bunker derivatives. TORM believes that presenting revenue net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. Under time charter contracts, the charterer pays the voyage expenses, while under voyage charter contracts the shipowner pays these expenses. A charterer has the choice of entering a time charter (which may be a one-trip time charter) or a voyage charter. TORM is neutral as to the charterer’s choice because the Company primarily bases its financial decisions on expected TCE rates rather than expected revenue. The analysis of revenue is therefore primarily based on developments in TCE earnings.

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Spot charter rates
A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight rate per ton of cargo or a specified total amount. Under spot market voyage charters, TORM pays voyage expenses such as port, canal and bunker costs.

Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargos for shipment and the number of vessels available at any given time to transport these cargos. Vessels operating in the spot market generate revenue that is less predictable but may enable the Company to capture increased profit margins during periods of improvements in tanker freight rates.

Time charter rates
A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily or monthly rate. Under time charters, the charterer pays voyage expenses such as port, canal, and bunker costs. Vessels operating on time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favourable market conditions.

Available earning days
Available earning days are the total number of days in a period when a vessel is ready and available to perform a voyage, meaning that the vessel is not off-hire or in dry-dock. For the owned vessels, this is calculated by taking operating days and subtracting off-hire days and days in dry-dock. For the chartered-in vessels, no such calculation is required, because charter hire is only paid on earning days and not for off-hire days or days in dry-dock.

Operating days
Operating days are the total number of available days in a period with respect to the owned vessels, before deducting unavailable days due to off-hire days and days in dry-dock. Operating days is a measurement that is only applicable to the owned vessels, not to the time chartered-in vessels.

Operating expenses per operating day
Operating expenses per operating day are defined as crew wages and related costs, the costs of spares and consumable stores, expenses relating to repairs and maintenance (excluding capitalized dry-docking), the cost of insurance and other expenses on a per-operating-day basis. Operating expenses are only paid for owned vessels. The Company does not pay such costs for the time chartered-in vessels, as they are paid by the vessel owner and instead factored into the charter hire cost.

ACQUISITIONS AND CAPITAL EXPENDITURE
As of 31 December 2020, TORM had two LR2 newbuildings under construction and one MR second-hand vessel to be delivered. The MR second-hand (TORM Philippines) was delivered in January 2021, and the two LR2 newbuildings are expected to be delivered in Q4 2021 and Q1 2022. The value of the prepayments included in the total asset value amounts to USD 12m compared to USD 95m in 2019. The decrease is due to the delivery of one MR second-hand vessel in January 2021, compared with two LR1 and one MR vessels delivered at the beginning of January 2020.

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FINANCIAL REVIEW 2020

RETURNS TO SHAREHOLDERS
In line with the Company’s semi-annual Distribution Policy TORM made a total shareholder distribution of USD 72.0m in 2020.

In the first half of 2020, TORM made a total shareholder distribution of USD 8.8m. The distribution related to a dividend distribution of USD 7.4m for the second half of 2019, equivalent to USD 0.10 per share, and a repurchase of 180,500 A-shares in the open market. In the second half of 2020, TORM paid an ordinary dividend of USD 63.2m for the first half of 2020, equivalent to USD 0.85 per share.

The Board of Directors has decided to recommend that no dividends be paid for the second half of 2020.

GOING CONCERN
As of 31 December 2020, TORM’s available liquidity including undrawn and committed facilities was USD 267.8m, including a total cash position of USD 135.6m (including restricted cash of USD 46.1m). TORM’s net interest-bearing debt was USD 713.1m, and the net debt loan-to-value ratio was 51%. Further information on the Group’s objectives and policies for managing its capital, its financial risk management objectives and its exposure to credit and liquidity risk can be found in note 20 to the financial statements. The principal risks and uncertainties facing the Group are set out on pages 54-58 and details on the refinancing are described in note 2.

The Group monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and loan commitments, and to monitor compliance with the financial covenants in its loan facilities, details of which are available in note 2 to the financial statements. A key element for TORM’s financial performance in the going concern period relates to the development of the COVID-19 pandemic and the associated lockdowns in the different economies. TORM’s base case assumes an economic rebound during the second half of 2021, however neither freight rates nor vessel values will reach 2020 levels. In the base case, TORM has sufficient liquidity and headroom above all the covenant limits.

TORM performs sensitivity calculations to reflect downside scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required. The downside scenarios cover the principal risks and uncertainties facing the Group as set out on pages 57-58 and include different distressed outlook for the product tanker market. In a low case scenario management have assumed freight rates that on average are 15% below those in the base case and a similar decline in vessel values.  In the low case scenario there remains sufficient headroom on liquidity and covenants.  In a stress case scenario management have further stressed the freight rates to the lowest rolling four quarter average since 2000. In the stress case scenario there remains sufficient liquidity, but limited headroom on covenants.

The Board of Directors has considered the Group’s cash flow forecasts and the expected compliance with the Company’s financial covenants for the period until 31 March 2022. The Group’s cash flow forecast and expected covenant compliance is based on the Board approved business plan. Based on this review, the Board of Directors has a reasonable expectation that taking reasonably possible changes in trading performance and vessel valuations into account, the Group will be able to continue the operational existence and comply with its financial covenants for the next 12 months. Accordingly, the Group continues to adopt the going concern basis in preparing its financial statements.

LONG-TERM VIABILITY STATEMENT
In accordance with provision 31 of the UK Corporate Governance Code, the Board of Directors confirms that they have a reasonable expectation that the Group will continue in operation and meet its liabilities as they fall due for the three-year period ending 31 December 2023. This period has been selected for the following reasons:
•	Three years is generally in line with the forecast horizon for external equity analysts covering the shipping sector

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FINANCIAL REVIEW 2020

•	TORM will have paid its commitments relating to the Company’s remaining newbuildings and will as of 31 December 2023 not have any currently known off-balance sheet liabilities
•
The current key uncertainty in the product tanker market relating to the rebound of global oil demand is expected to be determined by the development of the COVID-19 pandemic and is expected to be resolved within the three-year horizon

The assessment of the Board of Directors has been made with reference to the Group’s current financial position and prospects. The assessment of financial performance and cash flows is primarily dependent on the expectations for:
•	Demand-supply picture in the product tanker sector including the expected vessel values and freight rates achieved by the Group
•	Development of the fleet
•	Operating and administrative expenses
•	Capital expenditures covering newbuildings and maintenance of the existing fleet including installations of scrubbers and Ballast Water Treatment Systems
•	Changes in interest rates

The expected financial performance and cash flows are based on the same underlying assumptions as used in TORM’s general financial planning. These assumptions are consistent with those used in the Group’s impairment, further details of which are provided in note 8 to the financial statements. Vessel values used in forecasting compliance with financial covenants are based on the latest market valuations from independent recognized shipbrokers. The expected outlook has then been subject to a stress test and sensitivity analysis over the three-year period, using a conservative outlook for the product tanker sector with sensitivities including freight rates and vessel values. Management has assumed that low case and stress case freight rate assumptions as per the going concern assessment continue throughout the viability period and have further sensitized the vessel values downward over the period to reflect a continued downturn.  In the base and low case scenario sufficient liquidity and headroom on all covenants are maintained.  In the stress case scenario management actions will be required to maintain compliance with covenants and should the product tanker market (in terms of either freight rates or vessel values) materialize significantly below TORM’s expectations for a prolonged period, there is a risk of a covenant breach after the going concern period, which would require mitigating actions, including cost savings, sale of vessels or increased leverage which are considered within management’s control and achievable. Management would also consider obtaining appropriate waivers and although they would be confident of obtaining them these are not within management’s control.

The Board of Directors monitors if TORM is moving towards a covenant breach in order to incorporate any mitigating actions in due course on an ongoing basis. Based on the sensitivity analysis, the Board of Directors does not currently expect that TORM will breach its financial covenants or experience a liquidity shortfall over the three-year forecast period.

The Board of Directors has also considered the longer-term prospects of the Group beyond the three-year forecast viability horizon. In doing so, the Directors have taken the longer term risks and opportunities for the Group discussed elsewhere in the strategic report and the potential impact of economic volatility, new regulations, technological disruption and general changes in the utilization of energy sources into consideration. Based on this assessment and taking the current capital structure and the Company’s operational platform into account, the Directors believe that the Company is well positioned both to respond to these risks and to take advantage of any positive market developments for a period beyond the three-year forecast horizon.

On behalf of TORM plc

Mr. Kim Balle, Chief Financial Officer, TORM A/S
1 March 2021

TORM  ANNUAL REPORT 2020

RISK MANAGEMENT

Prolonged periods of subdued freight rates and volatile vessel values remain a risk for TORM.
A solid capital structure ensures that TORM is well-positioned to pursue opportunities and face down-side risks.
Uncertainty persists over how climate change and the related legislation will impact TORM.

RISK MANAGEMENT FRAMEWORK
TORM acknowledges that the Company faces a range of risks in doing business and that the Company’s success depends on identifying, balancing and deciding how best to manage and mitigate them. TORM believes that a strong risk management framework is vital to protect the Company.

On an annual basis, TORM conducts an Enterprise Risk Management process, during which the critical risks facing the Company are identified, assessed and discussed by TORM’s Senior Management Team and subsequently approved by the Risk Committee.

TORM’s Risk Assessment Process

Risk types Risk appetite

Risk assessment is made of the potential financial, reputational and compliance impact of individual risks.
Risks are assessed as to whether they are of a Short-term, Recurring or Long-term (Emerging Risks) nature.

The Senior Management Team and the Risk Committee decide on TORM’s risk appetite for the Company’s principal risk exposures.

The objective is for TORM and its shareholders to be adequately rewarded for accepting risk, and that the governance structure tailored to oversee risk management is in place. This is to ensure that risks related to core and non-core activities are mitigated to the extent desired.

TORM’S CURRENT RISK PROFILE
The Board of Directors and the Senior Management Team confirm that they have carried out a robust assessment, under the Corporate Governance Code, of the principal and emerging risks facing the Company, including those that would threaten its business model, future performance, solvency or liquidity and reputation.
The majority of risks are repeated from last year, albeit with slight adjustments. The key aspects of TORM’s current risk profile are summarized below:

Coming into 2021, TORM has experienced continued volatility in the product tanker market. Given TORM’s spot-orientated trading strategy, the Company is exposed to potentially adverse market conditions including those relating to the impact on freight rates caused by the COVID-19 pandemic; consequently, the market risk remains high. To mitigate the risk TORM has taken on more than usual coverage via time-charters and forward freight agreements.

Market risks associated with unexpected changes in vessel values have a significant impact on the value of TORM. Potential additional environmental legislation may lead to a decline in the price curve of vessel values with particular vulnerability for older vessels. TORM has focused on sustaining a healthy capital structure to maintain adequate flexibility in the asset market. TORM has proven its ability to execute in the second-hand and newbuilding markets.

Risks within the Company’s immediate sphere of control, including legal compliance and oil major approval, have remained stable at a low level due to strong continued focus and efficient controls.

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RISK MANAGEMENT

The risk of a severe vessel accident such as an environmental disaster or material damage and personal injury is deemed to be at the same level as last year.
TORM operates in high-risk geographies with politically motivated terrorism and piracy. The risk became a reality in November 2020 when TORM Alexandra was boarded by pirates in the Gulf of Guinea. The crew followed TORM’s safety procedures and the situation was controlled without injuries. TORM maintains a Trading Restrictions Committee with oversight and mandate to advise vessels and Management on how best to avoid and mitigate security threats.

The liquidity risks are a consequence of the cyclical nature of the shipping industry that can put pressure on TORM’s liquidity and hence result in a breach of covenants if not managed to withstand periods of low profitability. This risk is deemed high, and mitigating activities include TORM’s conservative financial leverage and strong focus on liquidity requirements.

The terms and sources of funding risk are the inability to obtain equity or debt financing on attractive terms due to a narrower range of banks and investors being willing to support the shipping industry with the usual funding structures. Banks and investors are increasingly focused on exposures with a perceived link to CO2 emissions. This risk is currently considered to be relatively low but is expected to develop as new regulation are introduced over the coming years.
IT and cyber security has been included as a top risk. The risk is system unavailability and data loss due to cyber attack. Increasing interconnectivity and “commercialization” of cyber crime are driving a higher frequency and severity of incidents. In addition to damages paid due to loss of customer data and the impact of business interruption, loss of reputation can be a significant cause of financial loss for businesses after a cyber incident. The cyber risk continues to be acknowledged by TORM as a business risk and not only an IT risk. Mitigating activities include business continuity plans and assessment of critical systems. TORM considers the risk to be limited due to its business model and current mitigating activities.

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RISK MANAGEMENT

TORM has removed the risk of adverse developments in technical costs from the top risks as the risk is deemed limited due to TORM’s proven ability to maintain stable operating costs.
A detailed description of each of the top risks is available on the next page.  For a more in-depth description of mandates and sensitivity analyses of the various risks, please see note 20 on pages 140-143.

EMERGING RISKS
As part of the Enterprise Risk Management process, long-term (emerging) risks are reported to the Risk Committee, facilitating a discussion and evaluation of mitigating activities to reduce the uncertainty. These are often initiatives with a long-term impact. TORM considers the main long-term risks to be:

Climate change
Like other ship operators TORM is subject to the impact of climate change on its business model. Independent studies generally forecast that demand for the products that TORM transports will remain robust over the short to medium term. However, it is difficult to predict the longer-term future given the wide range of potential outcomes associated with the many variables and varying emissions pathways. At the more extreme end, the consequences are potentially severe, with society likely to face transformational change across all scenarios. This makes climate change and the risk faced by TORM broad in nature. Climate change is likely to have far-reaching consequences for TORM in the long term and to impact several areas of core business activities. Below we have outlined additional emerging risk. All have elements directly related to climate change.

Peak oil demand
Industry-changing risks such as the substitution of oil for other energy sources and technological changes have the possibility to alter the landscape of the markets that TORM serves and as such radically change transportation patterns. In the longer term, this will likely have a negative impact on the tanker markets. The time at which oil demand will peak is highly uncertain. According to several prominent oil market observers, such as the International Energy Agency and WoodMackenzie, there is little reason to believe that once it does peak, oil demand will fall sharply. However, TORM believes that the demand for oil and oil-related products will phase out over a longer period of time, which leaves TORM with time to adjust its business.

Technology of vessels
External requirements from society to operate more environmentally friendly vessels pose a transition risk to TORM and other vessel owners as existing vessels may become obsolete earlier than initially expected.

Potential changes to regulation such as a CO2 tax or maximum emission requirements will affect the need for a transition towards cleaner technologies. TORM’s stakeholders are expected to demand more clean vessels. This demand for transition will put pressure on vessel values and may render vessels redundant. TORM is already focusing on how to treat this asset management risk and is likely to benefit from its strong operating model when transitioning to new technologies.

Insufficient access to financing
The challenges of new regulation, such as the IMO 2020 sulfur regulation, IMO’s commitment to a 50% reduction of CO2 emissions and other current initiatives, such as the EU Taxonomy are probably just the first steps. Such regulation may result in a reduced ability to obtain equity or debt financing and may affect pricing, due to a potential reallocation of funds with banks and investors available to shipping. Equity investors are selective and are increasingly seeking “green” investments. Banks have adopted the “Poseidon Principles” to ensure that lenders disclose and confront climate change. Navigating these new complex issues may turn out to be an opportunity for TORM to position itself as a Reference Company with an attractive profile for investors and banks.

As TORM’s emerging risks develop and become more tangible to the industry, they may impact several of the top risks outlined in the top risk heat map. In particular, reduction or acceleration of peak oil demand could impact the risk related to freight rates.

The technology of vessels could impact the risk related to asset management as vessel values may decline, and the trend towards TORM’s stakeholder becoming increasingly affected by climate change may increase the risk of insufficient access to financing.

TORM  ANNUAL REPORT 2020

RISK MANAGEMENT
Description of top risks

TORM  ANNUAL REPORT 2020

RISK MANAGEMENT
Description of top risks

TORM  ANNUAL REPORT 2020

ENGAGEMENT AND DECISION-MAKING

The following information comprises our section 172 statement, setting out how, in performing their duties over the course of the year, Directors have had regard to the matters set out in section 172(1) (a-f) of the UK Companies Act 2006.
We have integrated our reporting on how our stakeholders have been considered in terms of our business model and governance throughout this report. The Board of Directors of TORM considers, both individually and together, that they have acted in the way they consider, in good faith, would be most likely to promote the success of the Company for the benefit of its members as a whole during the year ended 31 December 2020.

TORM  ANNUAL REPORT 2020

Who? Why is it important to engage	How? How did Management and Directors engage?	Outcomes and actions What was the impact of the engagement?
	Throughout the COVID-19 pandemic, the Company has ensured that every employee is provided with the required equipment to work safely from home when required. Throughout the year, a main priority was to relieve seafarers on time despite the heavy constraints caused by the COVID-19 pandemic.	The One TORM platform proved its strength by enabling the organization to conduct crew changes better than the industry average, and by the end of 2020, the number of overdue seafarers onboard was normalized. See pages 15 and 41 for more details
SUPPLIERS & CUSTOMERS		
Managing the relationship with suppliers and customers is an integral part of the way TORM conducts business. The COVID-19 pandemic highlighted the importance of maintaining a dialogue as well as a good relationship with both suppliers and customers. TORM depends on them as much as they on TORM.	At the beginning of the COVID-19 pandemic, TORM reviewed the supplier chain to search for critical vendors, ensuring that a dialogue took place to pre-empt any unforeseen problems that might occur. Beyond national and international regulation, TORM's largest customers have their own compliance criteria that TORM and other product tanker operators have to comply with. Ensuring quality in everything TORM does, is part of the one TORM KPI Framework. Within this framework, the Board includes a Tradability KPI ensuring that TORM vessels are available to meet our customers' demands. In order to maintain Company standards and exceed the targets set by its customers despite the COVID-19 pandemic, TORM developed a robust remote audit scheme at the beginning of 2020. TORM encourages feedback from its customers and suppliers.	The Board's pre-emptive actions enabled TORM to ensure smooth continuation of operations throughout 2020. TORM has a high degree of approval by oil majors and regularly receives feedback from our customers. TORM utilizes this feedback in solving future logistical demands, understanding our customers' difficulties and requirements and to help resolve issues each time they are encountered. See pages 39 for more detail on how TORM meets customers' requirements. During 2020, TORM received notification of its fifth successful Tanker Management and Self Assessment (TMSA) carried out in the last two years
LENDERS		
Strong relationships with our banks, financial institutions and investors supports the Company's ability to be financially flexible.	TORM maintains an ongoing dialogue with several funding providers. This dialogue was intensified with several providers in 2020 in connection with the refinancing conducted by TORM throughout the year.	Some of TORM's existing debt was refinanced, postponing debt maturity and providing the Company with additional financial flexibility and liquidity to allow the Company to continue the fleet renewal program. One refinancing included a CO_2-linked pricing mechanism. The adjustment in pricing is linked to the reductions in CO_2 emissions year on year, so that it aligns with the International Maritime Organization's 40% industry reduction target for greenhouse gas emissions by 2030. More information on TORM's CO_2 targets can be found on pages 33-36.
REGULATORS		
As a company incorporated in the UK and listed on Nasdaq both in Copenhagen and New York, the Company must ensure that the high standards required by the local regulatory bodies are met.	Through close dialogue with Management, its committees and through its compliance systems, the Board ensures that the Company remains up to date with the latest regulatory changes. Examples of matters discussed this year by the Board or the committees include:	TORM's Business Principles, see Our Responsibility on pages 32-43 ensure that TORM is always in compliance with legislation and lives up to the commitment to responsible business practices.

TORM  ANNUAL REPORT 2020

TORM  ANNUAL REPORT 2020

GOVERNANCE

GOVERNANCE

GOVERNANCE INTRODUCTION
Chairman's Introduction 63

GOVERNANCE STRUCTURE
TORM's Governance Structure 64
Board of Directors 67
Board and Committee Meeting Attendance 68

COMMITTEE REPORTS
Audit Committee Report 69
Risk Committee Report 74
Nomination Committee Report 76
Remuneration Committee Report 78
Remuneration Policy 88

OTHER
Investor Information 97
Directors' Report 99
Statement of Directors' Responsibilities 103

TORM  ANNUAL REPORT 2020

CHAIRMAN'S INTRODUCTION

Mr. Christopher H. Boehringer, Chairman of TORM’s Board of Directors

CHAIRMAN’S STATEMENT
Dear Shareholder

On behalf of the Board of Directors, I am pleased to present the Corporate Governance Report for the year ended 31 December 2020.
Governance Introduction
The Board is committed to delivering strong corporate governance for the benefit of our shareholders, employees, customers, suppliers and other stakeholders, especially during these times of uncertainty and instability presented by the COVID-19 pandemic. Despite this uncertainty, the Board has continued to work closely, however remotely, with the Senior Management ensuring that we continue to make good progress on our strategic priorities whilst being able to quickly respond to the changing needs of our stakeholders.

I am once again pleased to announce that we are able to confirm compliance in 39 out of 41 provisions of the 2018 UK Corporate Governance Code. A summary of how we have complied with the Code during the year is presented on page 66.

At the AGM held in April 2020, we welcomed Ms. Annette Malm Justad as a new member of the Board of Directors. Ms. Annette Malm Justad is considered an independent Non-Executive Director and has since 2019 been engaged as a Board Observer. In connection with the AGM, Non-Executive Director Mr. Torben Janholt also stepped down and now holds a role as a Board Observer. Mr. Torben Janholt has been a Non-Executive Director and Committee member of TORM since 2015 and I would like to thank Torben for his contribution to the development of TORM.

Following the appointment of Ms. Annette Malm Justad, female Board members now make up 20% of TORM’s Board of Directors, which is in line with our target. A summary of the Board and Committee meetings held during the year is presented on page 68.

35% of the shore-based employees at TORM are currently females and to support a continued increase in diversity, the Board has set a target of 35% of shore-based managers being female by 2030. More information on our diversity targets can be found on page 33.

In order to supplement the Annual Report and TORM’s CSR report, TORM is very pleased to have published its first dedicated ESG report, providing easy access to data specifically within Environmental, Social and Governance aspects. This ESG report documents the results of TORM’s efforts within the environment, our commitment to the UN’s Sustainable Development Goals, and social and governance aspects, and the targets that TORM as a company has set towards 2030 onwards.

In order to further increase the independence of the Board’s work, I have decided to step down as a member of the Risk Committee as of 1 January 2021. Senior Independent Director and Deputy Chairman David Weinstein will replace me.

Mr. Christopher H. Boehringer
Chairman of the Board
TORM  ANNUAL REPORT 2020

torm’s governance structure

The Board:
Chaired by Mr. Christopher H. Boehringer.
The Board of Directors holds  six prescheduled meetings on an annual basis, but usually holds several ad hoc meetings. The duties of the Directors include establishing policies for strategy, accounting, organization, finance and the appointment of executive officers. The Board of Directors governs the Company in accordance with the limits prescribed by the Articles of Association or by any special resolution of the shareholders.

Chairman
Leads the Board, sets the agenda and promotes a culture of open debate between Executive and Non-Executive Directors.
Regularly meets with the Chief Executive Officer, the other Executive Directors and other senior management executives to stay informed.

Senior Independent Director
Ensures that the views of each Non-Executive Director are given due consideration.
Available to both Non-Executive Directors and shareholders if they have concerns.
On an annual basis, meets with each Non-Executive Director to appraise the performance of the Chair.
Non-Executive Directors Committed to contribute constructively, challenge and help develop proposals on strategy.
Executive Directors
Responsible for the day-to-day management of the Company,
Responsible for the Company’s operational development, results and internal development.
Implements the strategies and overall decisions approved by the Board.

Board Observers
Three types. Employee-elected, providing a communication platform between the employees and the Board. Minority Board Observer appointed by the B Shareholder and Board Member elected. All observers are entitled to attend and speak at Board meetings.

Audit Committee
Chaired by Mr. Göran Trapp
Meets a minimum of four times a year.
Assists the Board of Directors in fulfilling its responsibilities relating to the oversight of the quality and integrity of the accounting, auditing, financial reporting and risk management of the Company
The Audit Committee report on pages 69-73 describes in detail the committees roles and activities

Risk Committee
Chaired by Mr. Göran Trapp
Meets a minimum of three times a year. Responsible for supervisory oversight and monitors responsibilities with respect to internal controls and risk management
The Risk Committee report on pages 74-75 describes in detail the committees roles and activities

Nomination Committee
Chaired by Mr. Christopher H. Boehringer
Meets a minimum of two times a year.
Reviews the structure, size and composition (including skills, knowledge, experience and diversity) of the Board of Directors and makes recommendations to the Board of Directors with regard to any changes.
Considers succession planning for Directors and the Chief Executive Officer and others.
The Nominations Committee report on pages 76-77 describes in detail the committees roles and activities

Remuneration Committee
Chaired by Christopher H. Boehringer
Meets a minimum of two times a year.
Assists the Board of Directors in reviewing Management’s performance and remuneration as well as the Company’s general remuneration policies
The Remuneration Committee report on page 78-87 describes in detail the committees roles and activities

Senior Management Team
Consists of the following employees of TORM A/S (in addition to the Executive Director, Mr. Jacob B Meldgaard): Mr. Kim Balle (Chief Financial Officer – CFO), Mr. Lars Christensen (Senior Vice President and Head of Projects) and Mr. Jesper S. Jensen (Senior Vice President and Head of Technical Division). The Senior Management Team holds weekly meetings. Assists the Executive Director in the day-to-day management of the business.

TORM  ANNUAL REPORT 2020

TORM’S GOVERNANCE STRUCTURE

MANAGEMENT STRUCTURE AND DELEGATION
OF AUTHORITY
TORM’s Board sets the strategy of the Company and ensures that Management operates the business in accordance with this strategy. Details of the strategy and purpose are set out in the strategic report on pages 5-61. The Board of Directors has delegated the day-to-day management of the business to Executive Director Mr. Jacob Meldgaard. This includes the Company’s operational development and responsibility for implementing the strategies and overall decisions approved by the Board of Directors. The Executive Director also serves as Chief Executive Officer of the Group’s largest subsidiary, TORM A/S.

Transactions of an unusual nature or of major importance may only be effected by the Executive Director based on a special authorization granted by the Board of Directors. If certain transactions cannot await approval by the Board of Directors due to their urgency, the Executive Director must, taking into consideration the interests of the Company to the extent possible, obtain the approval of the Chairman and ensure that the Board of Directors is subsequently informed. Any transaction must always be subject to the authorizations stated in the Company’s Articles of Association, including any approvals required by the Minority Director.

The Executive Director is assisted by the Senior Management Team in the day-to-day management of the business. The Senior Management Team holds weekly meetings. The Senior Management Team members are individually responsible for further delegation of authority in the organization. TORM maintains an overview of mandates and authorities for different levels in the organization.

SELECTED MINORITY PROTECTION PROVISIONS IN TORM’S ARTICLES OF ASSOCIATION
TORM’s central corporate governance provisions aim to ensure appropriate minority shareholder protection. The key provisions include:

The appointment of a Minority Trustee who must hold a B-share giving the Minority Trustee the right to appoint a Minority Director, namely the Deputy Chairman of the Board. The Minority Director has approval rights over Reserved Matters such as related party transactions, major business acquisitions and the issuance of certain shares, warrants or convertible debt instruments and the appointment of a Board Observer and alternates for the Minority Director.

The B-share has no other rights than the right to elect one member of the Board of Directors and one Board Observer at TORM. The Minority Trustee will exercise this voting right on behalf of all A-shareholders other than Oaktree Capital Management (Oaktree) and its affiliates. Further, a single redeemable and non-transferable C-share has been issued to Oaktree in order to give Oaktree sufficient voting rights to elect all Board members other than the Minority Director (and employee representatives) and to vote for amendments to TORM’s Articles of Association with the exception of certain minority protection rights. The C-share has no voting rights on any other matters.

Both the B-share and the C-share will be redeemed by TORM upon a reduction in Oaktree’s shareholding below one third of the issued and outstanding shares in TORM.

TORM  ANNUAL REPORT 2020

TORM’S GOVERNANCE STRUCTURE

COMPLIANCE WITH THE UK CORPORATE GOVERNANCE CODE
The Board is committed to high standards of Governance and has applied the principles set out in the UK Corporate Governance Code 2018 (Code) throughout the period under review.

TORM has considered the individual provisions and is compliant with 39 out of 41 provisions. TORM is not in compliance with provisions 18 and 32 because of business decisions taken after careful consideration by the Board of Directors. Based on the explanations provided in the individual committee reports, no plan is currently in place to attain compliance with the recommendations below. The Code sets out principles to apply and provisions which operate on a “comply or explain” basis. TORM’s Corporate Governance Statement is available at www.torm.com/about-torm

Board leadership and company purpose
Fully compliant with the Code. See pages 63-66 for details on our culture, purpose and values.

Division of responsibilities
Fully compliant with the Code. For details on the Board and Committee composition, see pages 63-66.

Composition, succession and evaluation
For details on the activities of the Nomination Committee and its compliance with the Code, see pages 76-77.

Audit, risk and internal control
Fully compliant with the Code. See pages 69-73 for details on our Audit Committee and pages 74-75 for details on our Risk Committee. For more information on our Risk Management Structure, see pages 54-58.

Remuneration
For details on the Remuneration Committee and its compliance with the Code, see pages 78-87. To view the proposed Remuneration Policy for 2021, see pages 88-96.

The Financial Reporting Council (FRC) is responsible for the publication and periodic review of the UK Corporate Governance Code. This is available at

TORM  ANNUAL REPORT 2020

BOARD OF DIRECTORS

Christopher H Boehringer Non-Executive Director and Chairman of TORM’s Board of Directors	David Neil Weinstein Senior Independent Director and Deputy Chairman of TORM’s Board of Directors	Göran Trapp Non-Executive Director	Annette Malm Justad Non-Executive Director	Jacob B Meldgaard Executive Director and Chief Executive Officer	Torben Janholt Former Non-Executive Director
Nationality: Canadian	Nationality: US citizen	Nationality: Swedish	Nationality: Norwegian	Nationality: Danish	Nationality: Danish
Tenure: 4 years	Tenure: 4 years, continues until removed by the B-shareholder	Tenure: 4 years	Tenure: <1 year. Appointed at the 2020 AGM	Tenure: 4 years	Tenure: 4 years Resigned from the Board and its Committees at the 2020 AGM
Employment: Managing Director and Head of Europe, Oaktree Capital Management (International) Limited	Employment: Senior Investment Banking, Governance and Reorganization Specialist	Employment: Board member	Employment: Board member	Employment: Chief Executive Officer TORM plc since 1 April 2010	Employment: Board member
Skills & experience: Shipping, Strategy, Capital Investment, Mergers & Acquisitions. Goldman Sachs, FI Travel Corporation, Warburg Dillon Read/SG Warburg and LTU GmbH & Co

Skills & experience: Strategy, Capital, M&A, US listings. Inter alia Seadrill, Ltd., Stone Energy Corp, Tru Taj LLC, Deep Ocean Group, Axiall Corporation, The Oneida Group, Horizon Lines, Inc., Interstate Bakeries Corp, Pioneer Companies Inc. and York Research Corp and as MD of Calyon Securities Inc., BNP Paribas, Bank of Boston and Chase Securities Inc.

Skills & experience: Shipping, Strategy, Customers, Finance. Morgan Stanley crude oil trader, Head of Oil Products Trading Europe & Asia, Global Head of Oil Trading and Head of Commodities EMEA. Crude oil trader at Statoil. Founding director of energy advisory boutique Energex

Skills & experience: Shipping, Customers, Strategy, Capital,  Finance. More than 20 years of executive experience from shipping and industry including  CEO of Oslo listed Eitzen Maritime Services ASA from 2006-2010

Skills & experience: Shipping, Customers, Strategy, Capital, M&A, US listing. Previously served as Executive Vice President of Dampskibsselskabet NORDEN A/S and held a number of management positions in J. Lauritzen A/S and A. P. Møller-Maersk

Skills & experience: Shipping, Strategy, Customers, International markets, Executive Management, Leadership. Previously CEO and President of J. Laurtizen 1998-2012, Chairman of Danish Shipowners Association 2005-2009 and Managing director Pioneer Marine 2017-2020.

External appointments: Utmost Group Limited and Oaktree Capital Management (International) Limited	External appointments: Pacific Drilling S.A	External appointments: Board member of Energex Partners Ltd.

External appointments: Partner at Recore Norway AS. Chair of the Board of Directors of Store Norske Spitsbergen Kulkompani AS,  American Shipping Company ASA, RECSilicon ASA and Norske tog AS. Board member of Awilco LNG ASA, PowerCell Sweden AB
				External appointments: Chairman of the Board of Danish Shipping and Board member of Danish Ship Finance, SYFOGLOMAD Ltd, Grant Compass A/S and The TORM Foundation	External appointments: Board member of United Shipping and Trading, Unitankers and Bunker Holding.

TORM  ANNUAL REPORT 2020

BOARD AND COMMITTEE MEETING ATTENDANCE

	Board	Audit Committee	Remuneration Committee	Nomination Committee	Risk Committee
Meetings held in 2020	10	5	3	2	3
Chairman of the Board					
Christopher Boehringer	8		3	2	0
Senior Independent Non-Executive Director					
David N. Weinstein	9	4	3	2	
Executive Director					
Jacob Meldgaard	10				
Non-Executive Independent Directors					
Annette Malm Justad [1]	8	3	2	1	3
Göran Trapp	10	5			3
Torben Janholt [2]	2	2	1	1	0
Board Observers					
Annette Malm Justad [1]	2				
Christian Gorrissen [4]	6				
Jeffrey S. Stein	6				
Lars Bjørn Rasmussen [3]	4				
Torben Janholt [2]	7				
Rasmus J. Skaun Hoffmann	9				

1) Resigned as an Observer and appointed as Director, 12 April 2020 at the Annual General Meeting
2) Resigned as Director and appointed as an Observer, 12 April 2020 at the Annual General Meeting
3) Resigned as employee-elected Observer, 27 May 2020
4) Appointed as employee-elected Observer, 27 May 2020

Key: Board of Directors: Audit: Remuneration: Nomination: Risk: Chairman: C

TORM  ANNUAL REPORT 2020

AUDIT COMMITTEE REPORT

AT A GLANCE

Chairman
Göran Trapp

Members
Annette Malm Justad appointed on 12 April 2020
David Weinstein
Torben Janholt resigned on 12 April 2020

Composition
The Committee is composed solely of independent Non‑Executive Directors

Meetings
The Committee had five scheduled meetings during 2020. Attendance by members at Committee meetings can be seen on page 68.

2020 Highlights
• Onboarding of EY as new independent auditors
• Quarterly impairment indicator test
• Annual impairment testing of the CGUs

In discharging its duties, the Audit Committee seeks to balance independent oversight of the matters within its remit with providing support and guidance to Management.

MEETINGS
The Audit Committee meets at least four times a year and the Chief Financial Officer of TORM A/S, the Head of Group Reporting, Compliance and Tax of TORM A/S as well as the Company’s independent auditor will normally attend these meetings by invitation. During 2020, the Audit Committee met five times. Mr. Göran Trapp attended all meetings and Mr. David N. Weinstein attended four meetings held in 2020 in person or by telephone. Mr. Christopher H. Boehringer attended two meetings held in 2020 as an Observer. Mr. Torben Janholt was replaced on the Audit Committee at the AGM on 12 April 2020 by Ms. Annette Malm Justad.

MEMBERSHIP
The Board is satisfied that the Audit Committee meets the independence requirements established and applicable laws, regulations and listing requirements, including the UK Corporate Governance Code.  Members of the Audit Committee have the necessary qualifications and competences relevant to the shipping sector – please see the members’ biographies on page 67. In the judgement of the Board, the Chairman of the Audit Committee, Mr. Göran Trapp, has recent and relevant financial experience in order to have the ability to make an independent assessment of the appropriateness of the Company’s financial statements and internal controls as well as the planning and execution of the external audit. The Audit Committee also has access to the financial expertise of the Group and its independent auditors and can seek further professional advice at the Company’s expense, if required.

Nasdaq in New York requires that the Audit Committee of a US-listed company is comprised entirely of Directors who the Board of Directors has determined to be independent. This term is defined under Rule 10A-3 promulgated under the Exchange Act and under the rules of Nasdaq in New York. The Audit Committee is considered to be fully independent.

The Board of Directors has determined that Mr. Göran Trapp, who serves as Chairman of the Audit Committee, qualifies as an “Audit Committee financial expert”, and that he is “independent” in accordance with SEC rules.

CHAIRMAN’S STATEMENT
Dear Shareholder

The Audit Committee is pleased to present its report for 2020.

The purpose of the report is to describe how the Audit Committee has carried out its responsibilities during the year. Overall, the role of the Audit Committee is to monitor and review the integrity and quality of the Company’s financial statements, internal controls and risk management, audit and risk programs, business conduct and ethics, “whistleblowing” and the appointment and findings of the independent auditor.

TORM  ANNUAL REPORT 2020

AUDIT COMMITTEE REPORT

SUMMARY OF THE ROLE OF THE AUDIT COMMITTEE
The purpose of the Audit Committee (the “Committee”) is to assist the Board of Directors (the “Board”) in fulfilling its responsibilities relating to the oversight of the quality and integrity of the accounting, auditing, financial reporting and risk management of the Company and such other duties as may from time to time be assigned to the Committee by the Board and are required by the rules and regulations of the Securities and Exchange Commission (the “SEC”), the New York Stock Exchange (the “NYSE”) or any other securities exchange on which the Company’s securities are traded. The Committee advises the Board on whether the annual report and accounts are fair, balanced, and understandable.

The Committee’s function is one of oversight only and does not relieve Management of its responsibilities for preparing financial statements that accurately and fairly present the Company’s financial results and condition, nor the auditors of their responsibilities relating to the audit or review of financial statements. The Committee oversees the accounting, financial reporting, risk management processes related to the financial reporting of the Company and the audits of the Company’s financial statements. The Committee oversees and controls the qualifications, independence and performance of the appointed independent auditors.
The formal role of the Audit Committee is set out in its Terms of Reference, which are available at www.torm.com/uploads/media_items/terms-of-reference-audit-committee.original.pdf.
2020 IN REVIEW
The Committee reviewed the quarterly, half-year and annual financial statements with Management, focusing on the:
• Integrity of the Group’s financial reporting process
• Clarity of disclosure

• Compliance with relevant legal and financial reporting standards
• Application of accounting policies and judgements

In 2020, the Audit Committee particularly discussed the quarterly impairment indicator test of the vessels in the fleet, the quarterly going concern statement as well as the Seafarers Taxation, Internal transfer of Vessel Ownership, Tax Policy and Controls to mitigate the risk of Management override of controls. Furthermore, the Audit Committee discussed the internal control environment, the new finance system, Dynamics 365 Business Central, and business ethics compliance.

Financial reporting and significant financial judgements
The principal matter of judgement considered as significant by the Audit Committee in relation to the 2020 financial statements was the impairment testing of the carrying amount of its fleet within 3 CGUs, being the Main Fleet (LR2/LR1 and MR vessels) and the two Handysize vessels. This issue was discussed and reviewed with Management and the independent auditors, and the Audit Committee challenged judgements and sought clarification where necessary.

As explained in note 8 to the financial statements, it was concluded that an impairment was not identified for the Main Fleet, as the value in use was in line with the carrying amount. The two Handy vessels were impaired with USD 5.5m in total as the calculated value in use was lower than the carrying amount on a vessel by vessel basis.

In order to determine whether a cash-generating unit (CGU) is impaired, Management assesses whether there are any indicators for impairment or reversal of impairment of the vessels in the CGUs. If such indicators exist, the future discounted net cash flow deriving from the CGUs must be estimated. These estimates are based on a number of assumptions including future freight rates, estimated operating expenses, weighted average cost of capital (WACC) and level of inflation.

Management has assessed that TORM has 3 CGUs within its single reporting segment – The Tanker Segment – the largest of which is its Main Fleet (comprising LR1/LR2 and MR vessels). The Main Fleet is considered to be a single cash generating unit because the vessels in the Main Fleet are largely interchangeable and the cash flows generated by them are interdependent. These vessels are operated collectively as a combined internal pool, employed principally in the spot market and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications and the price of transport rather than vessel type. Given the technical specifications and

TORM  ANNUAL REPORT 2020

AUDIT COMMITTEE REPORT

capacity of vessels, the Main Fleet is relatively homogenous with a very high degree of interoperability. All vessels in the Main Fleet are able to handle multiple sizes of cargoes and sail all seas and oceans, over both shorter and long distances. The Main Fleet is monitored and managed on an aggregated level as one pool, i.e. each vessel or vessel class does not generate cash inflows that are largely independent of those from other vessels or vessel classes. The other groups of CGUs outside the Main Fleet comprise the two Handysize vessels (which are typically used for shorter and coastal trade routes and more frequent port calls, including for transportation of various clean petroleum products within Europe and in the Mediterranean).

Management prepared a detailed impairment test for the Audit Committee setting out the key assumptions for the CGUs. The Audit Committee challenged these assumptions and judgements to ensure that all material factors were included. Further, the Audit Committee discussed the sensitivity analysis and the other disclosures in the Annual Report. The Audit Committee noted in particular that the freight rates in the years 2021-2023 are consistent with the long-term planning assumptions used by the Company.

Further, the Audit Committee discussed with Management the freight rates beyond 2023 that are based on the Company’s 10-year historical average spot rates adjusted for estimated scrubber premiums consistent with last year. The Audit Committee was satisfied with the freight rates applied.

The Audit Committee reviewed the key parameters in the standard Weighted Average Costs of Capital model and was satisfied that the rates used to discount future cash flows appropriately reflected current market assessments of the time value of money and the risk associated with the CGUs concerned.

The Audit Committee was satisfied that future cash flows related to operating expenses appropriately reflected current market assessments.
The Audit Committee was satisfied that the most material assumptions on which the impairment assessment is based are appropriate.

For further description, please refer to note 8 in the financial statements on page 129.

Effectiveness
In 2020, the Audit Committee carried out a detailed self-assessment by way of a questionnaire and discussions facilitated by the Head of Group Reporting, Compliance and Tax. Based on the self-assessment, no material concerns arose.

Auditor appointment and tendering
Following a formal tender process in the previous financial year and the Committee’s recommendation to the Board, TORM’s shareholders appointed Ernst & Young LLP (EY) as the Group’s external auditor in April 2020. EY replaced Deloitte LLP (UK).

The lead audit partner is Lloyd Brown who has held the role since the appointment of EY.
It was a key objective of the Committee to ensure that EY became fully familiar with all aspects of TORM that were relevant to the external audit process as part of its audit planning. Subsequently, EY performed detailed planning activities and reviewed Deloitte audit files.

Following this work, EY presented to the Committee its detailed audit plan for the 2020 financial year, which outlined its audit scope, planning materiality and its assessment of key audit risks. The audit plan was a key output from the transition process and was reviewed in detail by the Committee.

Independent audit
During the year, EY undertook the independent audit and certain non-audit work. They provided the Audit Committee with information and recommendations on the financial statements and internal controls.

In August 2020, the Audit Committee reviewed and approved the terms, areas of responsibility and scope of the 2020 audit as set out in the independent auditors’ engagement letter. During the year, EY provided the Audit Committee with recommendations and updates regarding audit-related services on subjects such as regulatory and statutory reporting, etc. The independent auditors are expected to perform the audit according to relevant auditing standards. The Independent Audit Plan was approved in August 2020 and has been successfully completed at the date of this report.

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AUDIT COMMITTEE REPORT

Auditor quality assessment
The Audit Committee conducts an annual review of the performance of the independent auditors by a combination of discussions with Management, the quality of written deliverables to the Audit Committee and the quality of dialogue and insights provided during Audit Committee meetings. Having completed this review, the Audit Committee agreed that the audit process, independence and quality of the external audit were satisfactory.

Auditor independence and objectivity
The Company has policies and procedures in place to ensure that the independence and objectivity of the independent auditor are not impaired. These include restrictions on the types of services which the independent auditor can provide, in line with the Ethical Standard published by the UK Financial Reporting Council (FRC). Details of the services that the independent auditors cannot be engaged to perform were provided to the Audit Committee at the November 2020 Audit Committee meeting.
The policy regarding pre-approval of audit and non-audit fees will be available on request.

Audit and non-audit fees
Full disclosure of the audit and non-audit fees paid during 2020 can be found in note 4 to the consolidated financial statements.

Audit fees: USD 0.6m
Non-audit fees: USD 0.1m
The independent auditors may be contracted to perform certain non-audit activities. The Audit Committee believes this can be performed without compromising the auditors’ independence and objectivity. The Audit Committee will allocate the non-audit work after considering the Company’s policy on the provision of non-

audit services by the Company’s auditors. Copies of the pre-approval procedures are available on request.

Fees relating to the provision of non-audit services by EY amounted to USD 0.1m corresponding to 14% of the total cost and related primarily to the review of quarterly statements and legacy tax service immaterial to the Group. The Audit Committee considered that such services were most efficiently provided by the external auditors, as much of the information used in performing such work was derived from audited financial information. In order to maintain the external auditors’ independence and objectivity, the external auditors did not make any decisions on behalf of Management.

Internal audit
The Audit Committee assesses the need for an internal audit function on an annual basis and makes a recommendation to the Board of Directors. The Audit Committee was satisfied that based on the Company’s size, complexity and its internal control environment, the Company can defer the establishment of an internal audit function but must revisit the decision in 2021. Further, the Audit Committee supported the use of an audit firm to review selected areas when needed or requested by the Audit Committee and/or TORM’s Management. In the absence of an internal audit function, internal assurance is achieved through the work of the Group Internal Control function and Price Waterhouse Coopers testing of the internal controls. This has not affected the work of the external audit.

RISK MANAGEMENT AND INTERNAL CONTROLS
Risk management
The Audit Committee regularly discusses the principles for risk assessment and risk management related to the financial reporting and reviews the Company’s significant risks, including fraud, and their impact on the financial reporting, including stress testing, when relevant. During 2020, the Audit Committee was given a presentation by the risk management team covering the enterprise risk management set-up.

The principal risks and uncertainties are outlined in the “Risk Management” section on pages 54-58.

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AUDIT COMMITTEE REPORT

Internal controls
The Board of Directors fulfills its responsibility regarding effectiveness of the risk management and Internal Controls over Financial Reporting (ICFR) through the Audit Committee. As a result of the US listing on Nasdaq in 2017, TORM was required to become compliant with the Sarbanes-Oxley Act (SOX) resulting in increased regulatory requirements. Therefore, Management has, together with the Audit Committee, focused on ensuring that the ICFR meet all relevant requirements.

The ICFR are based on the Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), which ensures enabling of best practice and strong control environment. The oversight by the Audit Committee includes the recurring reporting, including management oversight and the outcome of management testing.

Full details of how the business implements its enterprise risk management on a Group basis are set out in the “Risk Management” section on pages 54-58.

Whistleblowing
The Group’s Whistleblower Policy, which supports the groupwide Business Principles, is monitored by the Audit Committee. The Group’s Business Principles are available on TORM plc’s website: www.torm.com/uploads/media_items/torm-business-priciples.original.pdf.

The Audit Committee received reports providing details of matters reported through the Group’s international, confidential telephone reporting lines and secure e-mail reporting facility, which is operated on its behalf by an independent third party, Holst Advokater. All matters reported are investigated by Holst, Advokater and reported to the Board of Directors as well as the Audit Committee together with details of any corrective actions taken. The Audit Committee also received reports at each Audit Committee meeting providing details of any fraud losses during the quarter.

Approval
On behalf of the Audit Committee

Mr. Göran Trapp
Chairman of the Audit Committee
1 March 2021

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RISK COMMITTEE REPORT

AT A GLANCE

Chairman
Göran Trapp

Members
Annette Malm Justad appointed on 12 April 2020
David Weinstein
Torben Janholt resigned on 12 April 2020
Christopher Boehringer resigned in January 2021

Composition
The Committee is composed solely of independent Non‑Executive Directors.

Meetings
The Committee had three scheduled meetings in 2020. Attendance by members at Committee meetings can be seen on page 68.

2020 highlights
• Risk Management review of TORM’s policies on Insurance, IT, financial Instruments and its financial policy;
• Review of TORM’s capital structure risk;
• Review of TORM’s compliance with sanctions;
• Review and approval of Enterprise Risk Management report.

In 2020, the Risk Committee had special focus on TORM’s risk in relation to the ongoing COVID-19 pandemic and TORM’s activities to cope with challenges. Another special focus areas was the risks related to derivatives trading. Another focus area was the risks related to strategic decisions on the Company’s capital structure with particular focus on funding and liquidity management.

ROLE OF THE RISK COMMITTEE
An overview of the Committee’s areas of responsibility is set out on page 64 and the Committee’s Terms of Reference are available at www.torm.com/uploads/media_items/terms-of-reference-audit-committee.original.pdf .

ACTIVITIES DURING THE YEAR
At each meeting, the Risk Committee follows up on key risk indicators to ensure alignment of risk tolerance and actual risk level. These measures include the risks described in the Risk Management section and monitoring of the compliance with internal mandates. A liquidity forecast is presented at each meeting and refinance risk was included as an ongoing focus area presented at each Risk Committee meeting.

Special focus areas covered in 2020 were:
COVID-19
The COVID-19 pandemic has had a significant impact on society and shipping, including product tankers. During the spring of 2020, TORM made an extraordinary assessment of our most vulnerable areas. To mitigate the changed risk picture, the frequency of credit assessment of top customers has increased and the impact of potential liquidity enhancing initiatives is reviewed periodically.

Forward Freight Agreements (FFAs)
and Liquidity Risk
In April 2020, as freight rates surged to record highs, the liquidity risk associated with the current FFA mandate was reviewed. To account for a potential increase in liquidity risk, liquidity stress tests are periodically reviewed together with TORM’s liquidity forecast and more frequent reporting has been implemented.

Sanctions
The Risk Committee reviewed TORM’s compliance set-up, designed to avoid that TORM is engaging with sanctioned counterparties thereby violating sanctions.

Maritime safety threats
TORM was the target of a piracy attack in the Gulf of Guinea. TORM averted the attack as the crew made it to safety in the ship’s citadel. The Risk Committee reviewed the measures taken by TORM to assess, manage and mitigate future attacks.

CHAIRMAN’S STATEMENT

Dear Shareholder

The Risk Committee is pleased to present its report
for 2020.

TORM  ANNUAL REPORT 2020

RISK COMMITTEE REPORT

Capital structure risks
The Risk Committee reviewed risk considerations related to the Company’s capital structure including: Liquidity position, loan-to-value, Distribution Policy, off-balance sheet liabilities, terms and sources of funding, vessel investments and fleet employment strategy.

Review policies
The Risk Committee reviewed TORM’s IT Policy, Financial Policy, FFA and Bunker Policy, Credit Risk Policy and Insurance Policy. These policies outline core activities and risks and the measures that TORM has taken to mitigate these risks.

Letter of indemnity
The Risk Committee reviewed two cargo claims, both relating to one of TORM’s customers having issued indemnities to allow TORM A/S for the discharge of cargo, without the customer being able to honor those indemnity obligations. Both cases involved irregular activities by the customer in relation to the handling of bills of lading. Legal action has been initiated by the Group in the UK and in India against the customer and a number of individual owners and management representatives. The proceedings are ongoing. TORM’s mitigation activities include, but are not limited to, credit assessment of all customers and contract clauses requiring documentation of the receiver stated in the bill of lading. TORM has adopted a policy that in some cases will require the customer to document that a discharge to a party other than the receiver/consignee stated in the bill of lading is in agreement with such receiver/consignee.

Enterprise risk management
The Risk Committee reviewed the key risks faced by TORM and the underlying drivers of those exposures. The alignment of actual risk and desired risk was discussed, and the Risk Committee approved the Company’s risk profile based on these discussions. Furthermore, the Risk Committee reviewed the assigned management accountability, which highlights current and planned risk-mitigating activities. TORM’s annual Enterprise Risk Management Report was approved at the Board of Directors meeting in Q1 2021. TORM’s annual risk assessment is presented in detail in the “Risk Management” section on
pages 54-58.

Approval
On behalf of the Risk Committee

Mr. Göran Trapp
Chairman of the Risk Committee
1 March 2021

TORM  ANNUAL REPORT 2020

NOMINATION COMMITTEE REPORT

AT A GLANCE

Chairman
Christopher Boehringer

Members
Annette Malm Justad appointed on 12 April 2020
David Weinstein
Torben Janholt resigned on 12 April 2020

Composition
With the exception of the Chairman, the Committee is composed solely of independent Non‑Executive Directors

Meetings
The Committee had two scheduled meetings in 2020. Attendance by members at Committee meetings can be seen on page 68.

2020 highlights
• Annette Malm Justad joins TORM’s Board as first female Board and Committee member.
• TORM joins Danish Shipping’s Charter for more women in shipping.
• TORM ranks in top 10% in Employee Engagement Survey.
• Succession Planning for critical roles
• Employee population survey – progress on gender diversity.

This year, the main focus of the Nomination Committee has been on Board and Committee composition, diversity and succession planning.

The Committee is delighted to welcome Ms. Annette Malm Justad who was duly elected at the Company’s Annual General Meeting on 15 April 2020. Annette brings a wealth of shipping experience, having served as CEO of ship management company Eitzen Maritime Services. In addition, Ms. Annette Malm Justad currently serves on the boards of Awilco LNG and American Shipping Company. Ms. Annette Malm Justad’s biography can be found on page 67. In 2020, Mr. Torben Janholt stepped down as a Non-Executive Director and Committee member of TORM since 2015. However, the Board of Directors is pleased that Mr. Torben Janholt has agreed to take on the role as a Board Observer.

In order to further increase the independence of the Board of Directors, Mr. Christopher Boehringer will step down as a member of the Risk Committee on 1 January 2021. His position on the committee will be taken over by Senior Independent Director and Deputy Chairman David Weinstein, increasing the number of independent Non-Executive Directors on the Risk Committee from two to three.

TORM’s policy for the composition of the Board is to support diversity in its widest sense. Our Board members have a diverse range of backgrounds contributing a wealth of knowledge, understanding and experience. The Nomination Committee strongly believes that a gender-diverse workforce led by gender-diverse leaders delivers better performance. The Nomination Committee supports equal opportunity in recruitment, career development, promotion, training and rewards for all employees. See pages 33 and 42 for more information.

THE ROLE OF THE NOMINATION COMMITTEE
An overview of the Committee’s areas of responsibility is set out on page 64 and the Committee’s Terms of Reference are available at www.torm.com/uploads/media_items/terms-of-reference-nomination-committee-6-november-2019.original.pdf

COMPLIANCE WITH THE CODE
The Nomination committee is in compliance with the UK Corporate Governance Code with the exception of provision 18. The Corporate Governance Code states that all directors should be subject to annual re-election, however, TORM’s B-Director is not appointed for a specified term, but will continue until removed by the B-shareholder. The Company believes that continuity in the B-Director role is important, as this Director serves as a representative of the minority shareholders. The B-shareholder, who represents the minority shareholders, can replace the B-Director at any time.

CHAIRMAN’S STATEMENT
Dear Shareholder

The Nomination Committee is pleased to present its report for 2020.

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NOMINATION COMMITTEE REPORT

The remaining Directors of TORM are elected on a bi-annual basis as defined in the Company’s Articles of Association. The Board has discussed whether to change to annual re-election of the remaining Directors, however, to ensure continuity in the Board of Directors, it has been decided to continue with a bi-annual election for now.

ACTIVITIES DURING THE YEAR
Assessment of effectiveness of the Board of Directors
According to the recommendations of the UK Corporate Governance Code 2018, the Board is to review and assess its performance annually.
Whilst the Committee keeps the composition of the Board under regular review, the annual review of Board effectiveness provides an opportunity for reflection on how we can continue to enhance the profile of the Board. This year, additional questions were included in the Board self-evaluation, which focused on ESG. The Board recognized the Company’s role in contributing to the wider society and that these values should be embedded in its business model and ESG framework, placing people, safety and environment at its core. The Chairman of the Nomination Committee is pleased to report the publishing of TORM’s first ESG report. in TORM’s ESG report which will be published on www.torm.com and more information can be found on page 32-43.

Succession planning
During the year, the Nomination Committee has continued to review and develop the composition of and succession plans for 14 roles at SVP and VP level who are deemed to have a critical impact on the execution of TORM’s strategy and keeping the business running.

Employee Population Survey
The Committee was presented with a summary of the Company’s employee population status. The presentation included highlights of FTE numbers, new hires, retention rates (voluntary and involuntary leavers), progress on gender diversity targets and outcome of the 2020 Employee Engagement Survey, see pages 41-42 for further details. The Committee is pleased to advise that there had been a significant improvement in the retention rate (voluntary leavers) in the 2016 to 2019 period.

Periodical review of each Director
In line with the UK Corporate Governance Code and following a formal evaluation, the Chairman of the Nomination Committee confirmed that the Directors’ performance continues to be effective and to make a valuable contribution to the Board, demonstrating full commitment to the role, including devoting an appropriate amount of time to the role. The Committee reviewed the independence of all the Non-Executive Directors. All with the exception of the Chairman are considered independent in accordance with UK requirements and they continue to make effective contributions and to effectively challenge Management.

Diversity
Great progress has also been made on TORM’s 2020 gender diversity targets. Within the Board of Directors, the target of having 20% female Board members elected by the shareholders was reached in April with the election of Ms. Annette Malm Justad. The Committee is also proud to announce that TORM has acceded to Danish Shipping’s “Charter for more women in shipping”. By 2020, the Company aims to have 35% women in the shore-based workforce in line with the industry average and 25% females in leadership positions. See page 33 for more information on our ESG targets.

2020 Employment Engagement Survey
The Committee reviewed the results of the 2020 Employment Engagement Survey which, in general, was very positive and ranks TORM in the top 10% of companies across all industries utilizing the global Peakon platform, covering 145 million answers. The response rate was 97% and 1,598 comments were received from employees. In collaboration with Management, the Board of Directors will use this information to create focus points for 2021.

Mr. Christopher H. Boehringer
Chairman of the Nomination Committee
1 March 2021

TORM  ANNUAL REPORT 2020

REMUNERATION COMMITTEE REPORT

AT A GLANCE

Chairman
Christopher Boehringer

Members
Annette Malm Justad appointed on 12 April 2020
David Weinstein
Torben Janholt resigned on 12 April 2020

Composition
With the exception of the Chairman, the Committee is composed solely of independent Non‑Executive Directors

Meetings
The Committee had three scheduled meetings in 2020. Attendance by members at Committee meetings can be seen on page 68.

2020 highlights
• Non-Executive Director remuneration review.
• Review of pay and conditions across the Company.
• LTIP - 2020 Restricted Share Unit allocation.
• Remuneration Committee assessment.
• Review and update of the Remuneration Policy for approval at the AGM.

CHAIRMAN’S STATEMENT
Dear Shareholder

On behalf of the Remuneration Committee, the Directors’ Remuneration Report is presented in the following section for the year ended
31 December 2020.

This report describes the activities of the Remuneration Committee for the period 1 January 2020 to
31 December 2020. It sets out the remuneration details for the Executive and Non-Executive Directors of the Company. It has been prepared in accordance with Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 as amended (the “Regulations”).

The report is split into three main areas:
•	The statement by the Chairman of the Remuneration Committee;
•	The annual report on remuneration;
•	The revised Remuneration Policy

The Remuneration Policy, approved by the shareholders at the Annual General Meeting (AGM) on 12 April 2018, took effect from the date of that meeting. As of the date of this Annual Report, TORM plc is in compliance with the requirements of this Remuneration Policy. During 2020, the Committee wished to undertake a further review of the Remuneration Policy that was approved by the shareholders at the Annual General Meeting (AGM) on 12 April 2018. The Committee reviewed the policy and in particular the section related to fees paid to our Non-Executive Directors and CEO. Their conclusion was that it is appropriate to propose some amendments to the Company’s Remuneration Policy. The proposed changes include:

•
Non-Executive Directors whose UK income is above the threshold of GBP 100,000 per annum can, if required, use the services of the Company’s external tax advisors to prepare their UK personal tax return. The fees incurred by the Company for the service offered will be deducted from the Directors’ net board fees.

Updating the performance measures related to
•	the CEO bonus, from 2017 to 2020. See Table 2 on page 90 for further details.
•	Update of the Indicative Executive Director Total Remuneration at different levels of performance shown under performance scenarios on page 92 using the 2020 remuneration figures for the current CEO.

The annual report on remuneration provides details on remuneration in the period and additional information required by the Regulations.

The Companies Act 2006 requires that auditors report to the shareholders on certain parts of the Directors’ Remuneration Report and state whether, in their opinion, those parts of the report have been properly prepared in accordance with the Regulations. The parts of the annual report on remuneration that are subject to audit are indicated in that report. The statement by the Chairman of the Remuneration Committee and the policy report itself are not subject to audit.

CONTENTS OF THE REMUNERATION REPORT

Page 88 Remuneration Policy
Page 84 Non-Executive Director Remuneration
Page 80 Executive Director remuneration

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REMUNERATION COMMITTEE REPORT

ROLE OF THE REMUNERATION COMMITTEE
An overview of the Committee’s areas of responsibility is set out on page 64 and the Committee’s Terms of Reference are available at www.torm.com/uploads/media_items/terms-of-reference-remuneration-committee-6-november-2019-1.original.pdf

COMPLIANCE WITH THE CODE
The Remuneration committee is in full compliance with the UK Corporation Governance Code with the exception of provision 32. The UK Corporate Governance Code states that the Board should establish a Remuneration Committee of Independent Non-Executive Directors, with a minimum membership of three. In addition, the Chairman of the Board can only be a member if he was independent on appointment, and he cannot chair the committee. TORM’s Chairman, Mr. Boehringer, has been appointed as Chairman of the Remuneration Committee. However, given his association with the controlling shareholder and the alignment of interest with regard to remuneration, the Board considers it appropriate for Mr. Boehringer to chair that Committee.

MEETINGS
The Chairman and the Executive Director attend meetings of the Remuneration Committee except for matters relating to their own remuneration. The Head of Group Human Resources attends all meetings and other members of Management may attend when necessary.

ACTIVITIES DURING 2020
Assessment of effectiveness of the Remuneration Committee
The Remuneration Committee reviewed its own performance using an online survey. The questions related to the Terms of Reference, composition, duties, meeting frequency and reporting responsibilities. Additional questions related to access to information and material supplied. The evaluation concluded that the Remuneration Committee had worked well and that there were no action points to follow up on.

Chief Executive Officer’s KPIs
The Remuneration Committee provided the CEO with his performance objectives framework for 2020. In addition to fulfilment of specific performance metrics, TORM’s Chief Executive Officer has a portion of his total potential yearly bonus payment linked to the Company’s year-on-year CO2 emission reductions. The reduction target is determined based on a trajectory towards TORM’s 2030 CO2 reduction target.

Annual Remuneration Committee reviews
The Remuneration Committee reviewed the Remuneration Policy. Their conclusion was that it is appropriate to propose some amendments to the Remuneration Policy as identified on page 78.

Mr. Christopher H. Boehringer
Chairman of the Remuneration Committee

1 March 2021

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REMUNERATION COMMITTEE REPORT

ANNUAL REPORT ON REMUNERATION
The information provided in the following part of the Directors’ Remuneration Report is subject to audit.

Chief Executive Officer’s remuneration table
(showing single total figure of pay for the year)
 The table sets out the 2019-20 remuneration for Mr. Jacob Meldgaard in his roles as Executive Director of TORM plc and Chief Executive Officer (CEO) of TORM A/S, a subsidiary of TORM plc.

Base salary
The CEO’s base salary was reviewed on 5 March 2020 to determine the appropriate salary for the coming year. Base salary as of 1 January 2019: DKK 6.55m. Base salary as of 1 January 2020: DKK 7.0m.

The base salary is discussed and agreed with the Chairman of the Board and the Remuneration Committee once a year. The next discussion by the Remuneration Committee will take place in early 2021. Unless otherwise agreed, any adjustment of the salary will take effect on 1 January 2021.

Taxable benefits
The Company can place a car costing no more than DKK 1m at the CEO’s disposal. However, the CEO has instead accepted an amount of DKK 23t per month, covering the running and maintenance expenses associated with a private vehicle. For 2020, the amount of DKK 276t (USD 41t) has been included in the single figure amount.

Other benefits provided directly include two newspapers, a mobile phone which may be used for both business and private purposes, a PC at the CEO’s disposal at his home address which may be used for both business and private purposes, including ADSL and call charges.

No changes in allowances and benefits are expected for 2021.

MR. JACOB MELDGAARD
USD '000	Salary¹⁾	Taxable benefits	Annual performance bonus²⁾	Total	Total fixed remuneration	Total variable remuneration
2019	1,041	41	1,126	2,208	1,082	1,126
2020	1,129	41	1,262	2,432	1,170	1,262

	Chief Executive Officer					Employees entire Group
USD '000	2019	2020	% Change³⁾			% change
Salary and Directors Fees	1,041	1,129	8%			4.6%
Taxable benefits	41	41	2%			0.0%
Annual bonus	1,126	1,262	12%			23.4%
Total	2,208	2,432	10%
¹⁾ The total salary consists of both salary as CEO of TORM A/S (USD 962t) and as Executive Director of TORM plc (USD 79t).
²⁾ The total annual performance bonus arising in the period from 1 January 2020 to 31 December 2020 was DKK 8,203t (USD1,262t). This is an estimated amount as the final decision has yet to be made.
³⁾ % change in DKK for salary is 7%, taxable benefits is 0% and annual bonus is 10%.

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REMUNERATION COMMITTEE REPORT

LTIP element of Mr. Jacob Meldgaard’ s remuneration package 2020	RSU LTIP grant¹⁾	Exercise price per share	RSU grant value assuming 100% vesting
Mr. Jacob Meldgaard	766,035	DKK 53.7	USD 0.9m
¹⁾ LTIP award is fixed by the Board of Directors and was communicated via company announcement no. 10 of 25 April 2018, therefore there is no minimum or maximum for 2018.

Performance bonus 2020
The Remuneration Committee has provided the CEO with a performance cash bonus for the financial year 2020 in the following ranges and based on the following parameters:

•	The fulfilment of specific performance metrics set by the Company (up to 70% of the CEO’s base salary). These include but are not limited to, RoIC, cost structure and environmental footprint.
•	Up to 50% of the CEO’s base salary based on the sole discretion of the Company’s Board of Directors.
•
In aggregate, the maximum achievable cash bonus for the financial year 2020 for the CEO is equal to 120% of the CEO’s base salary in the financial year 2020. The specific metrics and calculation methodology for each of the parameters have been determined by the Board of Directors.

At the time of issue, the CEO’s bonus figures had yet to be set by the Remuneration Committee or agreed with the Chairman of the Remuneration Committee. This will be discussed at the next Remuneration Committee meeting in 2021. The Annual Report therefore includes an estimate of DKK 8.4m (USD 1.262m), equating to 120% of his base salary.

Long-Term Incentive Program – Restricted Share Units granted to the Chief Executive Officer
In accordance with its Remuneration Policy, TORM has granted the CEO a number of Restricted Share Units (RSUs), which was communicated in company announcement no. 2 dated 18 January 2016. A further communication, announcement no. 10 issued on 25 April 2018, detailed changes to the grant of RSUs as agreed at the AGM on 12 April 2018. There are no performance conditions associated with this grant of RSUs.

The original RSUs granted to the CEO in 2016 amounted to 1,276,725 and vested over a five-year period, with one fifth of the grant amount vesting at each anniversary during the five-year period. The exercise price for the 2016 RSUs was DKK 96.3. As of 1 January 2017, one fifth of the original grant, amounting to 255,345, vested with an exercise period ending 31 December 2017. None of these RSUs were exercised. As of 1 January 2018, one fifth of the original grant, amounting to 255,345, vested with an exercise period ending 31 December 2018. None of these RSUs were exercised.

As detailed in announcement no. 10 issued on 25 April 2018, the CEO was granted a total of 766,035 RSUs with effect as of 1 January 2018, which will vest in equal installments over the next three years. The RSU grant corresponds to the unvested portion (60%) of the CEO’s original five-year grant from 2016. It has been agreed that the CEO will not exercise the original RSUs. The exercise price for each RSU is DKK 53.7, corresponding to the average price of TORM shares during 90 calendar days preceding the approval at TORM plc’s AGM on 12 April 2018 plus a 15% premium.
Vested RSUs may be exercised for a period of 360 days from each vesting date. As of 1 January 2019, one fifth of the grant, amounting to 255,345, vested with an exercise period ending 31 December 2019. These RSUs amounting to one third of the re-grant issued on

25 April 2018 were exercised. In November 2019, 255,345 RSUs were exercised by Executive Director Mr. Jacob Meldgaard. The total value of the RSU allocation is calculated based on the Black-Scholes model and is included in the overall cost estimate for the Company’s Long-Term Incentive Program (LTIP) (cf. company announcements dated 18 January 2016, 8 March 2016 and 25 April 2018).

The value of the 2018 grant, USD 0.9m, is estimated taking into account that the CEO as part of the grant will not exercise the unvested portion of the 2016 grant. The valuation is based on the Black-Scholes model with an exercise price of DKK/share 53.7, a market value of one TORM A-share of DKK 49.5 (the closing price per A-share at the time of allocation and assuming 100% vesting).

TORM  ANNUAL REPORT 2020

REMUNERATION COMMITTEE REPORT

The single figure remuneration table for the CEO does not include any amounts in relation to the RSU awards since, as of the date each tranche vested, the Company’s share price was less than the exercise price.

In December 2019, the CEO was informed that he would receive two additional tranches of 255,200 RSUs in 2021 and 2022, respectively. The first would vest in equal installments over three years beginning on 1 January 2022. The second would vest in equal installments over three years beginning on 1 January 2023. The strike price for each tranche will be determined as the average of 90 days before publication of the TORM plc Annual Report plus a 15% premium. The first tranche will be based on the publication of the 2020 Annual Report and the second tranche on the publication of the 2021 Annual Report. The exercise period for vested RSUs will be 360 days.

Long-Term Incentive Program – Restricted Share Units granted to the employees
In accordance with TORM’s Remuneration Policy, the Board of Directors has as part of the Long-Term Incentive Program (LTIP) granted Restricted Share Units (RSUs) in the form of restricted stock options to certain employees. The RSUs aim at retaining and incentivizing the employees to seek to improve the performance of TORM and thereby the TORM share price for the mutual benefit of themselves and TORM’s shareholders. Each RSU granted under the LTIP entitles its holder to acquire one Class A common share, subject to vesting. Below is a description of the RSUs that have not expired without exercise.

In 2017, the Board agreed to grant a total of 866,617 RSUs to other management executives. The RSUs were subject to a three-year vesting period, with one third of the grant amount vesting at each anniversary date beginning on 1 January 2018. The exercise price of each vested RSU is DKK 93.6, and the exercise period is six months.

In 2018, the Board agreed to grant a total of 944,468 RSUs to other management executives. The RSUs were subject to a three-year vesting period, with one third of the grant amount vesting at each anniversary date beginning on 1 January 2019. The exercise price of each vested RSU is DKK 53.7, which corresponds to the daily average closing price on Nasdaq in Copenhagen during 90 calendar days before the date of the Annual General Meeting on 12 April 2018 plus a premium of 15% and reduced to DKK 53.0 corresponding to TORM’s dividend payment in May 2020, further reduced to DKK 47.4, corresponding to TORM’s dividend payment in September 2020. Vested RSUs may be exercised for a period of 360 days after each vesting date.

In 2019, TORM announced a grant of a total of 1,001,050 RSUs to certain employees. The RSUs were subject to a three-year vesting period, with one third of the grant amount vesting at each anniversary date beginning on 1 January 2020. The exercise price of each vested RSU is DKK 49.7, which corresponds to an average of the 90 calendar days preceding the publication of TORM plc’s 2018 Annual Report plus a 15% premium and reduced to DKK 49.0 corresponding to TORM’s dividend payment in May 2020, further reduced to DKK 43.4, corresponding to TORM’s dividend payment in September 2020. Vested RSUs may be exercised for a period of 360 days after each vesting date.

On 15 May 2020, TORM announced a grant of a total of 1,047,389 RSUs to certain employees. The RSUs were subject to a three-year vesting period, with one third of the grant amount vesting at each anniversary date beginning on 1 January 2021. The exercise price of each vested RSU is DKK 69.90, which corresponds to an average of the 90 calendar days preceding the publication of TORM plc’s 2019 Annual Report plus a 15% premium and reduced by DKK 0.7, corresponding to TORM’s dividend payment in May 2020, further reduced to DKK 64.3, corresponding to TORM’s dividend payment in September 2020. Vested RSUs may be exercised for a period of 360 days from each vesting date.

As of 31 December 2020, 2,187,454 RSUs were outstanding, and none of the 2016 and 2017 RSUs had been exercised. A further 12,405 of the 2018 RSUs were exercised in 2020 bringing the total exercised RSUs to 541,807 and 95,276 of the 2019 RSUs were exercised in 2020.

Based on the Black-Scholes model, the theoretical market value of the RSU allocations in 2016, 2017, 2018, 2019 and 2020 around the time of issuance was calculated at USD 5.0m, USD 1.0m, USD 2.3m, USD 1.7m and USD 1.3m, respectively.

TORM  ANNUAL REPORT 2020

REMUNERATION COMMITTEE REPORT

End of service gratuity
The Company can terminate the CEO’s Service Agreement giving 12 months’ notice to expire on the last day of a month. The CEO can terminate the Service Agreement giving six months’ written notice to expire on the last day of a month.

Post-service salary
If the CEO dies during his employment, the Company will pay to the widow or any of his children below the age of 18 the fixed salary including non-salary benefits for the current month and a post-service salary for three months equal to the fixed salary. However, such post-service salary will only be paid until the date on which the employment would have terminated as a result of termination of the Service Agreement.

Total pension entitlements
The Directors of TORM plc are not entitled to any pension contributions from the Company. In addition, Denmark-based Executive Director Mr. Jacob Meldgaard, in his role as CEO of TORM A/S, is not entitled to any pension contributions.

Taxable benefits
In general, members of the Board of TORM plc do not receive any additional benefits.

Payments for loss of office
No payments for loss of office have been made
in 2020.

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REMUNERATION COMMITTEE REPORT

Remuneration table Non-Executive Directors.
The 2020 remuneration table sets out the remuneration paid to the Non-Executive Directors of the Company in 2020. Therefore, fees shown include any additional fees paid in respect of chairmanships of committees or other roles such as Senior Independent Director. Board Observer fees are not shown in this report, however the fees payable can be found in the Remuneration Policy.

Statement of Directors’ shareholdings
and share interests
The table to the right summarizes the total interests of the Directors in shares of TORM plc as of 31 December 2020. No changes took place in the Directors’ interests between 31 December 2020 and 1 March 2021.

Annual bonuses and LTIPs

The Company’s Remuneration Policy stipulates that the Non-Executive Directors’ remuneration cannot include participation in share or warrant programs. The Non-Executive Directors of TORM plc do not receive any part of their remuneration from the Company in shares or warrants. The remuneration for the Non-Executive Directors is determined by the Board of Directors subject to limits in the Company’s Articles of Association. During 2020, none of the Non-Executive Directors received any part of their remuneration in shares or warrants. The table to the right summarizes the Restricted Share Units awarded to the Executive Director.

2020 REMUNERATION TABLE NON-EXECUTIVE DIRECTORS
USD '000	Base fee			Committee fees			Total
Director	2020	2019	2018	2020	2019	2018	2020	2019	2018
Mr. Christopher H. Boehringer	171	168	172	85	84	104	256	252	276
Mr. David Weinstein	114	113	114	86	85	68	200	198	182
Mr. Göran Trapp	57	57	57	114	113	114	172	170	171
Mr. Torben Janholt	57	57	57	32	113	114	89	170	171
Ms. Annette Justad	57	-	-	82	-	-	139	-	-

2020 STATEMENT OF DIRECTORS’ SHAREHOLDING AND SHARE INTERESTS
DIRECTOR	Ordinary shares as at 1 Jan 2020	Ordinary shares as at 31 Dec 2020	Changes from 31 Dec 2020 to 11 Mar 2021	Ordinary shares as at 11 Mar 2021
Mr. Christopher H. Boehringer	21,204	21,204	-	21,204
Mr. David Weinstein	5,000	5,000	-	5,000
Mr. Göran Trapp	12,820	12,820	-	12,820
Ms. Annette Justad	-	2,700	-	2,700
Mr. Jacob Meldgaard	255,411	255,411	-	255,411
¹⁾ The above table shows each Director’s shareholding.
STATEMENT OF EXECUTIVE DIRECTOR’S RESTRICTED SHARE UNIT HOLDINGS AS AT 31 DECEMBER 2020
Restricted Share Units	Awarded	Vested not exercised	Agreed not to exercise	Exercised	Unvested
2016	1,276,725	-	-	-	1,276,725
2017	-	255,345	-	-	1,021,380
2018	766,035	255,345	766,035	-	766,035
2019	-	-	-	255,345	510,690
2020	-	255,345	-	-	255,345

TORM  ANNUAL REPORT 2020

REMUNERATION COMMITTEE REPORT

The information provided in the following part of the Annual Report on remuneration is not subject to audit.

The graph shows the Company’s performance since the listing of TORM plc, measured by total shareholder return, compared with the average of a selection of the Company’s main peers in the industry and with the performance of the Danish stock index KAX. The KAX index is a market cap weighted index of all stocks listed on Nasdaq in Copenhagen. The total shareholder return is calculated in USD.

The table shows the total remuneration earned by the Chief Executive Officer over the same period, along with the proportion of maximum bonus opportunity earned.

Managing executive pay
TORM intends to focus on the relationship between executive pay and the wider workforce in the period ahead and to develop the disclosure of this topic further.

Outside appointments
The Executive Director is entitled to retain the fees earned from non-executive appointments outside the Company. Mr. Jacob Meldgaard was appointed as a Non-Executive Director of Danish Ship Finance A/S
for which he received DKK 350,000 and as a Non-Executive Director of SYFOGLOMAD Limited for
which he received EUR 5,000 for his services in 2019. Mr. Jacob Meldgaard is also Chairman of Grant Compass A/S for which he receives no fee but has been granted warrants.

TORM PLC VS PEER AVERAGE AND THE KAX INDEX
Source: Bloomberg, peer group consists of Scorpio, Ardmore and d’Amico.

Mr. Jacob Meldgaard	2016	2017	2018	2019	2020
Total remuneration (single figure)	1,473	1,626	1,531	2,208	2,432
Annual bonus (% earned of base salary)	67.0%	60.0%	45.0%	117.0%	120.0%
LTIP has not been disclosed in this table. The CEO only receives Restricted Share Units (RSUs) with no performance conditions

TORM  ANNUAL REPORT 2020

REMUNERATION COMMITTEE REPORT

CHANGE IN DIRECTORS REMUNERATION COMPARED
TO GROUP EMPLOYEES WORLDWIDE
2019 - 2020 in %	Salary¹⁾	Benefits²⁾	Bonus
Chief Executive Officer	8.4%	2.3%	12.1%
Mr. Christopher H. Boehringer	1.6%	N/A	N/A
Mr. David Weinstein	1.0%	N/A	N/A
Mr. Göran Trapp	1.0%	N/A	N/A
Mr. Torben Janholt	-47.4%	N/A	N/A
Ms. Annette Justad	N/A	N/A	N/A
Employees entire group	4.6%	0.0%	23.4%
¹⁾ The comparative figures used to determine the % change take into consideration the CEO's salary and benefits.
²⁾ Other benefits provided relate directly to company car benefit.
³⁾ % change in DKK for salary and Executive Directors fees is 7%, taxable benefits is 0% and annual bonus is 11%. % change for Non-Executive Directors fees in Euro's is 0% other than for Mr. Torben Janholt who retired as a Non-Executive Director in 2020.

RELATIVE IMPORTANCE OF SPEND ON PAY
Expenditure USDm	2020	2019	2018
Dividends paid	70.6	-	-
Purchase of outstanding treasury shares in TORM A/S	-	-	-
Purchase/disposals of treasury shares	1.3	-	-
Total	71.9	-	-
Staff costs	50.7	45.8	46.2
Retained earnings	939.2	920.0	752.0

STATEMENT OF VOTING
Annual Remuneration Report	Votes for	%	Votes against	%	Total votes	Abstentions
	49,463,891	66.6	2,433,359	3.3	51,897,250	-
Directors' Remuneration Policy	Votes for	%	Votes against	%	Total votes	Abstentions
	49,356,868	66.8	2,418,586	3.3	51,775,454	16,678

The table to the left shows the average percentage year-on-year change in base salary, benefits and annual bonus in 2020 for the Directors’ compared to the entire Group’s employees.

The table to the left shows the actual expenditure of the Group for employee pay and distributions to shareholders compared to the retained earnings of the Group.

The table to the left shows shareholder voting on the resolution to approve the annual Remuneration Report put to the 2020 AGM and the shareholder voting on the resolution to approve the Directors Remuneration Policy put to the 2018 AGM.

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REMUNERATION COMMITTEE REPORT

REMUNERATION POLICY
The TORM plc Remuneration Policy approved at the 2018 AGM remained unchanged during 2020. In accordance with the UK Corporate Governance Code, TORM’s Remuneration Policy and practices are designed to support the business strategy and promote the Company’s long-term sustainable success. The Remuneration Committee will continue to consider the appropriateness of the Remuneration Policy annually to ensure that it continues to align with the business strategy. At this point, there is no intention to revise the Remuneration Policy more often than every third year, unless required due to changes to regulations or legislation.

Adoption and publication
The Board of Directors must review the Remuneration Policy at least once a year. Any changes to the Remuneration Policy must be adopted by the Board of Directors and approved by the shareholders at
an AGM.

TORM’s Remuneration Report will be included in the Company’s annual reports for all financial years and will contain information on remuneration paid to the Board of Directors and the Executive Management.

The Remuneration Policy is available at www.torm.com/uploads/media_items/torm-remuneration-policy-2017.original.pdf

For 2021, the Board of Directors has adopted the revised Remuneration Policy as detailed in the Chairman’s statement and included on page 88 of this Annual Report. The revised policy will be put before the shareholders for approval at the AGM on
14 April 2021.

Statement of voting at General Meeting
The current Remuneration Policy was re-approved at the 2020 AGM of the Company and will continue to be subject to a binding shareholder vote at least once every three years thereafter.

Terms of Reference for the Remuneration Committee of the Company
The Terms of Reference for the Remuneration Committee can be found at
www.torm.com/uploads/media_items/terms-of-reference-remuneration-committee-6-november-2019-1.original.pdf

Approval of TORM plc Remuneration Report for 2020
This report was approved by the Board of Directors on 1 March 2021 and signed on its behalf by:

Mr. Christopher H. Boehringer
Chairman of the Remuneration Committee
1 March 2021

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REMUNERATION POLICY

1. INTRODUCTION
The following pages set out the Remuneration Policy for the Directors of TORM plc which, if approved by the shareholders at the Annual General Meeting on 14 April 2021, will take effect from 1 January 2021.

The Board of Directors (the “Board of Directors”) of TORM plc (“TORM” or the “Company”), has adopted this Remuneration Policy (the “Remuneration Policy”), including the overall guidelines on incentive pay.

This Remuneration Policy provides the framework for remuneration paid to Non-Executive members of the Board of Directors and certain specified members of the Company’s Executive Management (the “Executive Management”; the Board of Directors and the Executive Management jointly referred to as “Management”).

In accordance with the requirements of the UK Companies Act 2006, and as part of its Annual Report, the Company will be required to prepare a Remuneration Report for the financial year (the “Remuneration Report”).

As part of the Remuneration Report, the Company is required to have a Remuneration Policy for the Company which complies with the requirements of the UK Companies Act. The Remuneration Policy will be proposed for approval at the Annual General Meeting of the Company and will continue to be subject to a binding shareholder vote at least once every three years thereafter.

2. BACKGROUND AND GENERAL OBJECTIVES
The growth and future success of the Company depend on the efforts of the members of Management. Therefore, it is the overall objective of this Remuneration Policy to attract, motivate and retain qualified Management members.

The remuneration of members of Management, including the size and composition of the Board of Directors, will be determined with a view to promoting value creation in the Company, to implementing its short-term as well as long-term strategic goals, and to creating common interests between members of Management and TORM shareholders.

2.1. CONSIDERATION OF EMPLOYMENT CONDITIONS ELSEWHERE IN THE COMPANY
The Company does not specifically consult with employees in relation to this Policy and no direct comparison metrics are applied between employees and the remuneration levels for the Executive Director(s). However, this Remuneration Policy seeks to ensure that the combined remuneration paid to members of Management for work performed in and for the Company is market competitive, not only in comparison with other industry groups, but also in comparison with peer companies in the global shipping industry. When considering salary increases for the Executive Director(s), the Company will seek to ensure comparison with other companies within the same market capitalization range.

2.2. STATEMENT OF CONSIDERATION OF SHAREHOLDER VIEWS
The Chairman of the Annual General Meeting of the Company will inform the shareholders of any proposal made by the Board of Directors in relation to the level of Management remuneration. The Committee is strongly committed to an open and transparent dialogue with shareholders on remuneration matters, and the
Chairman will invite comments from the shareholders before any level is agreed on.

3. REMUNERATION OF THE BOARD OF DIRECTORS
Members of the Board of Directors receive a fixed annual fee in line with the amounts set out in Table 1 on the following page. The level of the fixed annual fee is proposed by the Board of Directors at the Annual General Meeting after comparison with other companies within the same market capitalization range.

Members of the Board of Directors are not offered participation in any incentive schemes. However, the Executive Director participates in an incentive scheme of TORM plc’s subsidiary, TORM A/S, in his role as CEO of that Company. The Chairman and the Deputy Chairman of the Board of Directors, as well as the Chairman and members of the committees established by the Board of Directors, may receive additional fees in line with the amounts set out in Table 1 below.

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TABLE 1: BOARD FEES
Board fees	Director’s fee per annum (EUR)
Chairman	150,000
Deputy Chairman	100,000
Minority Board Observer	70,000
Executive Director	70,000
Director	50,000
Board Observer **	50,000

Additional duties	Additional fees per annum (EUR)
Chairman of the Audit Committee	50,000
Other Audit Committee members	25,000
Chairman of the Risk Committee	50,000
Other Risk Committee members	25,000
Chairman of the Nomination Committee*	25,000
Other Nomination Committee members*	25,000

Chairman of the Remuneration Committee	25,000
Other Remuneration Committee members	25,000

*	Only payable in the year in which the actual meetings are held.
**	Not payable to TORM A/S employee-elected Board Observers.

If a member of the Board of Directors is instructed to take on a specific ad hoc task that falls outside the scope of that member’s ordinary duties, such member may be offered an additional fee for the work carried out in relation to such a task, subject to the approval of the Board of Directors.

Under the UK Companies Act 2006, the Company will be required to prepare a Remuneration Report for each financial year, which is made available to the shareholders as part of the Company’s Annual Report and which will set out the details of all payments made to the Board of Directors in the preceding financial year.

The Remuneration Policy will be subject to a binding shareholder vote at least once every three years.

TORM may reimburse relevant reasonable expenses, such as travel and accommodation, in connection with attendance at meetings of the Board of Directors (or duly appointed committees of the Board of Directors).

The remuneration principles applicable to members of the Board of Directors also apply to any Board Observer appointed in accordance with article 74 or 76 of the Articles of Association of the Company.

Any fees payable to the members of the Board of Directors and any Board Observer may be paid in cash or as share-based payments.

Fees paid to tax advisors for the preparation of UK tax returns

TORM plc Directors whose UK income is above the threshold of GBP 100,000 per annum can, if required, use the services of the Company’s external tax advisors to prepare their personal UK tax return. The fees incurred by the Company for the service offered will be deducted from the Director’s net board fees.

3.1. APPROACH TO THE REMUNERATION OF THE EXECUTIVE DIRECTOR
When considering the appropriate remuneration for a new Executive Director, the Remuneration Committee will consider the level of the fixed annual fee proposed by the Board of Directors and adopted at the Annual General Meeting as detailed in Table 2 below. The aim is to provide a remuneration package which is sufficient to attract, retain and motivate key talents, while at all times ensuring that the Company pays no more than necessary with due regard to the best interests of the Company and our shareholders. The Remuneration Committee will provide full details of the recruitment package for any new Executive Director in the next annual report on remuneration and will provide shareholders with the rationale for any decisions taken.

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TABLE 2: KEY ASPECTS OF THE REMUNERATION POLICY FOR EXECUTIVE DIRECTORS

Elements	Purpose	Operation and performance measures

Directors’ fees	To attract and retain high-calibre Executive Directors by offering market competitive fees.
The level of the fixed annual fee is proposed by the Board of Directors at the Annual General Meeting after comparison with other companies within the same market capitalization range.
Assessment of performance
There are no performance measures associated with the Director’s fees.

CEO base salary	To recruit and retain high-calibre Executive(s) providing base level remuneration at a competitive market rate.
The salary will be discussed and agreed with the Chairman of the Board of Directors once a year in February, and take effect from 1 January that year.
Assessment of performance
There are no performance measures associated with the base salary.

CEO taxable benefits
To provide market competitive benefits set at a level which the Committee considers appropriate for the role and individual circumstances. There are no performance measures associated with this benefit.

Executive Directors receive a competitive benefits package, which may include a company car, newspapers, a mobile phone, PC, ASDL and call charges. Other benefits may be introduced from time to time to ensure that the benefits package is appropriately competitive and reflects the circumstances of the individual Director.
Assessment of performance
There are no performance measures associated with this benefit.

CEO bonus	To encourage and reward delivery of the Company’s strategic priorities. To provide a variable level of remuneration based on short-term performance against the annual plan.
The Board of Directors will provide the CEO with a performance bonus for each financial year in the following range and based on the following parameters:
Assessment of performance
The fulfilment of specific performance metrics set by the Company (up to 70% of the CEO’s base salary). The performance metrics are specified at the start of the performance period; and up to 50% of the CEO’s base salary is based on the sole discretion of the Company’s Board of Directors.
Maximum opportunity
120% of the base salary in the financial year.

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TABLE 2: KEY ASPECTS OF THE REMUNERATION POLICY FOR EXECUTIVE DIRECTORS (CONTINUED)

Elements	Purpose	Operation and performance measures

CEO LTIP	To encourage and reward the generation of long-term shareholder returns and the delivery of financial or strategic priorities. To provide the largest potential remuneration for long-term performance.
Incentives under the LTIP may be granted in any one or a combination of the following forms:
• share options • restricted share units and • other share-based awards
Maximum threshold
The maximum threshold for the share-based LTIP grants applicable to the Executive Management as a group is expected to be approximately 7% of the Company's share capital from time to time.
Minimum vesting requirements
Incentives granted under the LTIP are generally subject to minimum vesting requirements of three years and must generally have a vesting period of five years for members of the Executive Management (with incremental vesting permitted over the vesting period).
Performance measures
Each type of award, including all relevant performance measures, is discussed in greater detail in 4.2 "Types of Incentives" below.

Pension	To offer market competitive levels of pension contribution.
The Directors of TORM plc do not receive any pension contributions from the Company. In addition, in the role as CEO of TORM A/S, the Denmark-based Executive Director does not receive any pension contributions.

3.2. SERVICE CONTRACTS
In accordance with the UK Companies Act 2006, Chapter 5, Section 228 (1) b, the Company has chosen to issue a written memorandum setting out the terms of the Non-Executive and Executive Directors’ contracts.  The memorandum is available for viewing at the Company’s registered office on request. Under the Company’s Articles of Association, each Director must retire at the end of the second Annual General Meeting after his appointment or last reappointment, unless he has been reappointed at that Annual General Meeting.

3.3. PAYMENTS FOR LOSS OF OFFICE
Non-Executive Directors – the Company does not consider making payments for loss of office to Non-Executive Directors.

Executive Directors – a termination notice cannot exceed 24 months. Termination by the Executive Director must be subject to a minimum of six months' written notice. Any severance pay cannot exceed an amount corresponding to the remuneration paid for the preceding two years. The Remuneration Committee will maintain a discretionary approach to the treatment of leavers given that the facts and circumstances of each case are unique. In an exit situation, the Remuneration Committee will consider the individual circumstances, any mitigating factors that may be relevant, the appropriate statutory and contractual position, and the requirements of the business for speed of change.

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The Company can terminate the CEO’s Service Agreement giving at least 12 months’ notice to expire on the last day of a month. The CEO can terminate his Service Agreement giving six months’ written notice to expire on the last day of a month.

4. REMUNERATION OF THE EXECUTIVE DIRECTOR

4.1. PERFORMANCE SCENARIOS
The performance scenarios in Table 3 below show the estimated remuneration that could be received by the Executive Director, both in absolute terms and as a proportion of the total package under different performance scenarios. The assumptions underlying each performance scenario are detailed in the table below:

The following chart gives an illustrative value of the remuneration package that the Executive Director could receive under three different performance scenarios, in accordance with this Remuneration Policy.

INDICATIVE EXECUTIVE DIRECTOR TOTAL REMUNERATION AT DIFFERENT LEVELS OF PERFORMANCE
USDm

The annual bonus maximum is 120% of the CEO’s base salary in the financial year.

Fixed pay is based on current values as set out in the table above. As it is a fixed figure, there is no minimum or maximum figure.

The Executive Director receives a fixed annual base salary based on an assessment of the overall objectives of the Remuneration Policy, market practice, scope and nature of the work performed, qualifications required, and the performance of each member.

When the Executive Director is also the CEO of
the Company’s subsidiary TORM A/S, his or her remuneration will include compensation from TORM A/S subject to the framework of this Remuneration Policy.

The Executive Director’s terms of employment with the TORM Group, including salary, pension, and resignation terms, are determined by the Board of Directors. A termination notice cannot exceed 24 months. Resignation by the Executive Director must be subject to at least six months’ written notice. Any severance pay cannot exceed an amount corresponding to the remuneration paid for the preceding two years.

In addition, the Executive Director may be offered to participate in management incentive plan(s) (“Plan(s)”) or be offered extraordinary bonuses as well as ordinary benefits, such as a company car, telephone, internet access, and newspapers.

TABLE 3 – INDICATIVE EXECUTIVE DIRECTOR TOTAL REMUNERATION LEVELS

Pay element	Above	Target	Below

Directors fees	Fixed fee EUR 70,000	Fixed fee EUR 70,000	Fixed fee EUR 70,000
Fixed pay	Fixed salary DKK 7m and benefits DKK 276,000	Fixed salary DKK 7m and benefits DKK 276,000	F Fixed salary DKK 7m and benefits DKK 276,000
Performance bonus	100% of maximum bonus	50% of maximum bonus	Zero

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REMUNERATION POLICY

4.2. TORM'S MANAGEMENT INCENTIVE PLANS
The Plans are established by the Board of Directors determining the terms and conditions of each Plan within the framework of this Remuneration Policy.

When determining the composition of a Plan, including the elements of incentive pay as well as the ratio between fixed salary and incentive pay under the Plan, due consideration must be given to the overall objectives of this Remuneration Policy to avoid undesirable incentives. The Plan should combine an effective means of attracting and retaining qualified candidates with a long-term focus on maximizing shareholder value.

Purpose of Plans
A Plan may comprise a short-term incentive plan (“STIP”) and/or a long-term incentive plan (“LTIP”), both as described below.

TORM believes that providing the members of the Executive Management with a proprietary interest in the growth and performance of TORM will stimulate the individual performance and enhance shareholder value. TORM also believes that a significant portion of a named Executive's compensation should be directly linked to TORM's performance.

This Remuneration Policy has several provisions designed to protect shareholder interests and promote effective corporate governance in respect of the Plans, including the following:
•	Limitations on grants to the Executive Management and individual participants in a given calendar year.
•	Awards under the Plans are administered by the Remuneration Committee, an independent committee of the Board of Directors.

Estimated Present Value. The estimated present value of the Plans will be disclosed in TORM’s Annual Report.

Terms of Plans
Administration. Based on the recommendations of the Remuneration Committee, the Board of Directors will generally administer a Plan and has the authority to grant incentives under any Plan and to set the terms of the awards, amend any outstanding incentives or accelerate the time at which any outstanding incentives may vest, correct any defect in the Plans or any incentive as it deems necessary, and establish rules or regulations relating to the administration of the Plans. See paragraph 4.4 “Adjustments” below. All provisions of the Plans and any actions taken in this respect will be subject to applicable law.

Principal Conditions for Granting Incentive Pay. The attainment of performance targets based on TORM's strategic and operational initiatives, such as total shareholder return and cash flow metrics, may be used to determine allocations under the Plans in addition to discretionary allocations.

Eligibility. Members of the Executive Management will be eligible to receive incentives under a Plan when designated as participants.

Requirements. The Board of Directors has discretion to determine the times at which such incentives are to be made, the size of such incentives, the form of payment and all other conditions of such incentives, including any restrictions, deferral periods or performance requirements.

Amendments or Discontinuation. The General Meeting must approve any amendments to or discontinuation of this Remuneration Policy, which provides the framework for the Plans. No amendment to nor discontinuation of this Remuneration Policy may materially impair any previously granted award under the Plans without the consent of the recipient.

Term. No incentives may be granted under a Plan more than ten years after the date on which this Remuneration Policy was initially approved by the General Meeting.

Incentive Agreements. Grants of incentives will be subject to the terms and conditions of the Plans and may also be subject to individual restrictions imposed by the Board of Directors and detailed in an incentive agreement between TORM and the relevant participant.

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REMUNERATION POLICY

STIP. The STIP primarily supports the fulfilment of short-term objectives and goals. Based on the recommendations of the Remuneration Committee, the Board of Directors can decide to award annual cash bonuses to members of the Executive Management in order to meet the overall objectives of this Remuneration Policy. Such bonuses may be subject to the attainment of certain performance or other targets.

LTIP. Incentives under the LTIP may be granted in any one or a combination of the following forms:
•	share options
•	restricted share units and
•	other share-based awards

Each type of award is discussed in greater detail under “Types of Incentives” below.

The LTIP primarily supports the fulfilment of long-term objectives and goals.

Maximum threshold. The maximum threshold for the share-based LTIP grants applicable to the Executive Management as a group is expected to be approximately 7% of the Company's share capital from time to time.

Minimum vesting requirements. Incentives granted under the LTIP are generally subject to minimum vesting requirements of three years and must generally have a vesting period of five years for members of the Executive Management (with incremental vesting permitted over the vesting period).

Types of Incentives. Each type of award that may be granted under the LTIP is described below.

•
Share Options. A share option is a right to subscribe for A-shares in TORM. The Board of Directors will determine the number and exercise price of the options and when the options become exercisable. The term of an option may not exceed ten years. The Board of Directors may not decrease the exercise price for any outstanding options after the date of grant other than as provided for in the Plans or in accordance with the adjustment principles set out in paragraph 4.4 below. In addition, an outstanding option may not, as of any date that the option has a per share exercise price that is greater than the then current fair market value of a share, be surrendered to TORM as consideration for the grant of a new option with a lower exercise price, another award, a cash payment or A-shares, unless provided for in the Plans or in accordance with the adjustment principles set out in paragraph 4.4 below.

The option exercise price may be paid in cash, by check, in A-shares, through a “cashless” exercise arrangement, through a net exercise procedure (if approved by the Board of Directors) or in any other manner authorized by the Board of Directors.

TORM intends to make A-shares available upon exercise of any share options by way of a fresh issuance of A-shares out of capital and currently has allotment authorities in place in order to allow any such share issuances to be made by the Company.

•	Restricted Share Units. A Restricted Share Unit, or RSU, represents the right to receive one share on a respective vesting or settlement date from TORM. Subject to the restrictions provided in the applicable incentive agreement and the LTIP, a participant receiving RSUs has no rights as a shareholder to such units, until the RSUs vest and A-shares are issued to the participant. RSUs may be granted with dividend equivalent rights; however, unless determined by the Board of Directors to be paid currently, TORM must establish a bookkeeping account for the participant and reflect in that account any securities, cash or other property comprising any dividend or property distribution with respect to each share underlying each RSU.

•
Other share-based awards. The LTIP also permits the Board of Directors to grant eligible participants awards of A-shares and other awards that are denominated or payable in, valued in whole or in part by reference to, or are otherwise based on or related to A-shares, or the appreciation in value of A-shares.

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REMUNERATION POLICY

Termination of employment or service. Each incentive agreement may, subject to applicable law, include provisions requiring the forfeiture of outstanding incentives in the event of the participant's termination of employment, if such participant is considered a voluntary leaver (as defined by the Board of Directors in the individual agreement) or, in the case of performance-based grants, if applicable goals or targets are not met.

Claw back provisions. RSUs issued under the LTIP are subject to claw back in the event of material misstatement of the Company’s financial results, gross misconduct, or material error in the calculation of performance conditions.

Change of control. If determined by the Board of Directors and if so provided in the incentive agreement, a change of control of TORM (as defined by the Board of Directors in the individual agreement) may require that:
•	all outstanding incentives will become fully vested and exercisable;
•	all restrictions or limitations on any outstanding incentives will lapse;
•	all performance criteria and other conditions relating to the payment of incentives will be deemed to have been achieved or waived by TORM;
•	all outstanding options are required to be exercised by a certain date;
•
the surrender to TORM of some or all outstanding options in exchange for a share or cash payment for each option equal in value to the per share change of control value, calculated as described in the LTIP, over the exercise price;

•	any equitable adjustment will be made to outstanding incentives as deemed necessary to reflect TORM's corporate changes; and/or
•
an option will become an option relating to the number of A-shares or other securities or property (including cash) to which the participant would have been entitled in connection with the change of control transaction if the participant had been a shareholder.

See paragraph 4.4 “Adjustments” below.
Transferability of incentives. The Board of Directors may determine that the incentives granted under the LTIP may not be transferred except (a) by will, (b) by the laws of descent and distribution, (c) pursuant to any court order in connection with separation of domestic property or (d) as to options only, if permitted by the Board of Directors and so provided in the applicable incentive agreement, to immediate family members or to a partnership, limited liability company or trust for which the sole owners, members or beneficiaries are the participant or immediate family members.

Awards to be granted
Grants of incentives to members of the Executive Management will be made by the Board of Directors as deemed necessary or appropriate considering the overall objectives of this Remuneration Policy.

4.3. EXTRAORDINARY BONUS
The Board of Directors may in individual cases grant a one-off bonus or other extraordinary incentive-based pay, such as retention bonus, severance payment, sign-on bonus or other schemes in connection with the appointment, provided that it is deemed necessary by the Board of Directors in order to meet the overall objectives of this Remuneration Policy. A grant of extraordinary bonus may consist of cash and/or be share-based and may be subject to the attainment of certain performance targets.

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REMUNERATION POLICY

4.4. ADJUSTMENTS
For the various types of incentive-based pay, the Board of Directors may lay down specific terms governing the lapse of the scheme or repayment of the incentive-based pay.

In exceptional cases or in extraordinary circumstances, TORM may reclaim, in full or in part, incentive payments made to members of the Executive Management (claw back), e.g. in the event of manifest errors in the accounting figures or other basis for award or vesting. There is no specific provision on claw back in the CEO Service Agreement. Under Danish law, the principle of “condictio indebiti” may apply to payments made in error. Also, under the Danish Companies Act, a CEO may be held liable for damages to his employer, in case of negligence or willful misconduct.

Furthermore, the Board of Directors may lay down provisions on accelerated vesting or exercise and adjustment of the incentive-based pay, exercise price, performance targets, etc., in the event of changes to the capital structure or other material events, which would otherwise adversely influence the value or effect of the incentive-based pay in contravention to the general objectives of this Remuneration Policy.

In respect of the share limitations provided in the LTIP, including the number of A-shares subject to the LTIP, proportionate adjustments may be made by the Board of Directors in the event of any recapitalization, reclassification, share dividend, share split, combination of A-shares or other similar change in the A-shares. In addition, the exercise price of any outstanding options and any performance goals will be adjusted downwards for dividends and will also be subject to other adjustments if necessary to provide participants with the same relative rights before and after the occurrence of any such event.

Adoption and publication
The Board of Directors must review this Remuneration Policy at least once a year. Any changes to this Remuneration Policy will be adopted by the Board of Directors and approved by the shareholders at a General Meeting.

TORM's Remuneration Report will be included in the Company’s Annual Report for all financial years and will contain information on remuneration paid to the Board of Directors and the Executive Management.

This Remuneration Policy is available on TORM's website, www.torm.com.

This Remuneration Policy has been adopted by the Board of Directors.

This Remuneration Policy has been prepared in both a Danish and an English version. In the event of a conflict between the two versions or in case of difficulty of interpretation, the English version prevails.

TORM  ANNUAL REPORT 2020

INVESTOR INFORMATION

SHARE INFORMATION
Exchanges	Nasdaq CPH and NY
ISIN (CPH)	GB00BZ3CNK81
CUSIP (NY)	G89479102
Tickers	TRMD A and TRMD
Year high (TRMD A)	DKK 76.0 (2 Jan.)
Year low (TRMD A)	DKK 39.8 (29 Oct.)
Number of A shares (end 2020)	74,855,929
Number of treasury share	493,371

Other

FINANCIAL CALENDAR 2021
14 April 2021, Annual General Meeting
12 May 2021, First quarter 2021 results
10 August 2021, First half 2021 results
3 November 2021, Nine months 2021 results

INVESTOR RELATIONS CONTACT
Mr. Morten Agdrup
Corporate Finance & Strategy
Phone: +45 3917 9249
Email: ir@torm.com

Mr. Finn Bjarke Petersen
Investor Relations
Phone: +45 3917 9225
Email: ir@torm.com

ANALYST COVERAGE
Danske Bank
Mr. Anders Redigh Karlsen
Phone: +45 8540 7072
Email: akarl@danskebank.dk

Evercore ISI
Mr. Jonathan B. Chappell
Phone: +1 212-497-0827
Email: jonathan.chappell@evercoreisi.com

Fearnley Securities
Mr. Espen L. Fjermestad
Phone: +47 2293 6484
Email: e.fjermestad@fearnleys.no

Kepler Cheuvreux
Mr. Petter Haugen
Phone: +47 2313 9078
Email: phaugen@keplercheuvreux.com

Skandinaviska Enskilda Banken AB
Mr. Ulrik Bak
Phone: +45 3328 3314
Email: ulrik.bak@seb.dk

COMMUNICATION TO INVESTORS
To ensure consistent communication to all investors, quarterly and annual financial statements and other stock exchange announcements are the main vehicles of communication. TORM maintains regular capital market contact through analyst and industry presentations, investor meetings and conference calls. Investor meetings are primarily held in Copenhagen and in the major European and US financial centers.

In 2020, TORM issued a total of 30 announcements to the stock exchange. These announcements are available in both Danish and English versions on: https://investors.torm.com/announcements/releases

For a three-week period prior to the publication of quarterly and annual financial statements, communication is limited to issues of a general nature, and generally no individual investor meetings are held in that period.

SHARE PRICE PERFORMANCE
In 2020, TORM had an average of 74,799,580 A-shares outstanding. The average daily trading volume on Nasdaq in Copenhagen has been approximately 262t shares and approximately 52t shares on Nasdaq in New York. During 2020, the share price decreased from DKK 74.5 to DKK 45.0 on Nasdaq in Copenhagen and from USD 10.8 to USD 7.1 on Nasdaq in New York. Throughout 2020, TORM has been part of the MidCap segment on Nasdaq in Copenhagen.

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INVESTOR INFORMATION

CHANGES TO THE SHARE CAPITAL
As of 31 December 2019, TORM plc’s total share
capital was USD 747,482.50 consisting of 74,748,248 A-shares of USD 0.01 each, one B-share and one C-share both of USD 0.01.

During 2020, TORM has increased its share capital by 107,681 A-shares as a result of a corresponding number of Restricted Share Units being exercised. Following this, as of 31 December 2020, TORM plc’s total share capital was USD 748,559.31 with 74,855,929 A-shares, one B-share and one C-share. During 2020 TORM repurchased 180,500 A-shares and as of 31 December 2020, TORM holds 493,371 as treasury shares.

SHAREHOLDERS
As of 31 December 2020, TORM had approximately 10,800 registered shareholders representing approximately 94% of the share capital.

In 2020, TORM has been subject to UK Disclosure Guidance and Transparency Rules under which shareholders have a 3% ownership notification requirement. From 1 January 2021, as a consequence of Brexit, TORM has changed its home member state in relation EU’s Prospectus Regulation and Transparency Directive to Denmark. This implies that shareholders now have a 5% ownership notification requirement. Based on notifications received during 2020 and 2021 to date OCM Njord Holdings S.à r.l. (Oaktree) is the only shareholder with more than 5% of the share capital holding 71% of the share capital.
As of 31 December 2020, TORM’s treasury shares represented approximately 0.7% of the total share capital. The C-share is held by Oaktree, and the B-share is held by the Minority Trustee,

FM Trustees Limited, on behalf of TORM’s non-Oaktree shareholders. The B-share and the C-share have certain voting rights.

At the end of 2020, the members of the Board of Directors held a total of 297,135 shares, equivalent to a total market capitalization of DKK 13,371,075 or USD 2,109,659. The Board of Directors and certain employees are limited to trading shares during a four-week period after the publication of financial report.

TORM’s Transfer Agent is Computershare Inc, Dept CH 19228, Palatine, IL 60055, USA.

DISTRIBUTION POLICY
TORM intends to distribute 25-50% of net income on a semi-annual basis. The Distribution Policy will be reviewed periodically, carefully considering TORM’s capital structure, strategic developments, future obligations, market trends and shareholder interests.

For the first six months of 2020, TORM generated a net profit of USD 127.5m and the Board of Directors was pleased to declare an ordinary dividend of USD 63.2m, or USD 0.85 per share for the period. The material payment was possible due to TORM’s strong capital structure.  In line with the Distribution Policy, the Board of Directors has decided not to recommend any distributions for the second half of 2020.
DUAL LISTING AND TRADING
TORM’s A-shares are listed on Nasdaq in Copenhagen under the ticker TRMD-A and on Nasdaq in New York under the ticker

TRMD. TORM’s A-shares can move freely between the two Nasdaq exchanges.

WARRANTS AND RESTRICTED SHARE UNITS
As of 31 December 2019, 4,701,864 warrants were outstanding with each warrant being convertible into one A-share with a nominal value of USD 0.01 against payment of a subscription price in cash to TORM of DKK 95.2. The warrants expired on 13 July 2020 and none were exercised

In accordance with TORM’s Remuneration Policy, the Board of Directors has as part of the Long-Term Incentive Program (LTIP) granted certain employees Restricted Share Units (RSUs) in the form of restricted stock options. The RSUs aim at retaining and incentivizing the employees to seek to improve the performance of TORM and thereby the TORM share price for the mutual benefit of themselves and TORM’s shareholders. Each RSU granted under the LTIP entitles its holder to acquire one Class A common share, subject to vesting.

As of 31 December 2020, 2,187,454 RSUs were outstanding with 107,681 being exercised during 2020. The specific terms for the RSU’s are further described in the Remuneration Committee Report on page 82.
For further information about investor relations, please visit https://investors.torm.com

TORM  ANNUAL REPORT 2020

DIRECTORS’ REPORT

The Directors are pleased to present the Annual Report on the affairs of the TORM Group for 2020, including the financial statements and the auditor’s report. Details on the Directors’ responsibilities are available in the Statement of Directors Responsibility on page 103.

Other disclosure requirements, which form part of the Directors’ Report, are included in other sections of this Annual Report. Details on information incorporated by reference are generally set out under the relevant topics in the Directors’ Report. For TORM’s Going Concern Statement and Viability Statement, please see the “Financial Review” section on page 44. For details on any significant events after 31 December 2020, please refer to note 2 on page 121. Details on financial risks are provided in note 20 of the financial statements on page 142. TORM’s section 172 statement can be found on pages 59-61.

DIVIDENDS
TORM made a total shareholder distribution of USD 72.0m in 2020 covering earnings in the second half of 2019 and the first half of 2020. The majority of the payment was made in September 2020, where TORM paid an ordinary dividend of USD 63.2m, or USD 0.85 per share. In line with the Company’s Distribution Policy the payment corresponded to 50% of net income for the six months ended 30 June 2020.

In line with TORM’s Distribution Policy, the Board of Directors has decided to recommend that no dividends be paid for the second half of 2020 due to the negative results for the six months ended 31 December 2020.
ANNUAL GENERAL MEETING
TORM’s next Annual General Meeting (AGM) will be held on 14 April 2021. The notice of the AGM, including the complete proposals, will be available on TORM’s website, www.torm.com prior to the meeting.

DIRECTORS
Information on TORM’s Board of Directors as of 1 March 2021 is available on page 67.

DIRECTORS’ INTERESTS
The interests (in shares of the Company or calculated equivalents) of the Directors in office at the end of the year can be found in the “Remuneration Report” on page 84.

INDEMNIFICATION OF DIRECTORS AND INSURANCE
TORM has not granted any indemnity for the benefit of the Directors but has a general Directors’ and Officers’ Liability Insurance and a Public Offering of Securities Insurance covering the Prospectus and the Exchange Offer documentation related to the Corporate Reorganization.

RETIREMENT, REAPPOINTMENT
AND APPOINTMENT OF DIRECTORS
In line with the Company’s Articles of Association on file at Companies House, each Director, apart from the B-Director, must retire at the end of the second AGM after his or her appointment or last reappointment unless he or she has been reappointed at that AGM. The Company’s Directors were re-elected at the 2020 Annual General Meeting and will therefore be due to retire in 2022. The terms and conditions of the appointment of Non-Executive Directors are set out in the Company's Memorandum of Terms and Conditions which, in accordance with the UK Companies Act 2006, Chapter 5, Section 228, is available for inspection from the Company Secretary.

SHARE CAPITAL
TORM’s share capital amounts to USD 748,559.31 divided into 74,855,929 A-shares of USD 0.01 each, one B-share of USD 0.01 and one C-share of USD 0.01. A total of 74,855,929 votes are attached to the A-shares. Only the A-shares are admitted to trading and official listing on Nasdaq in Copenhagen and Nasdaq in New York.

Each A-share carries one vote on all resolutions proposed at the General Meetings of the Company except for the election or removal of the B-Director. Until the Threshold Date (the first time at which OCM Njord Holdings S.à r.l. Oaktree and its affiliates cease to beneficially own at least one third of the issued shares), the sole B-share has one vote at the General Meeting and special administrative rights, including the right to appoint the Deputy Chairman of the Board of Directors. After the Threshold Date, all Directors can be appointed or removed by passing an ordinary resolution. The B-shareholder also has the right to appoint one Board Observer. Pursuant to the Articles of Association, no more than one B-share can be issued by the Company.

TORM  ANNUAL REPORT 2020

DIRECTORS’ REPORT

The Company can only take certain material actions relating to supermajority matters and Reserved Matters (as specified in its Articles of Association) if either (i) the majority of the Directors (who must include the Chairman and the B-Director) approve the relevant action or (ii) (a) in case of a supermajority action, if the B-Director did not approve such action or attend the relevant Board meeting, such action is approved by a shareholder resolution approved by at least 86% of the votes capable of being cast on such supermajority action or (ii) (b) in case of a Reserved Matter action, if the B-Director did not approve such action or attend the relevant Board meeting, such action is approved by a shareholder resolution approved by at least 70% of the votes capable of being cast on such Reserved Matter action.

Until the Threshold Date, the sole TORM C-share has 350,000,000 votes at the General Meeting in respect of certain Specified Matters only, including the election of members to the Board of Directors of TORM (including the Chairman, but excluding the B-Director) and certain amendments to the Articles of Association. The sole C-shareholder, OCM Njord Holdings S.à r.l. (“Oaktree”), must continue to hold the C-share as long as it or its affiliates beneficially own at least one third of the issued shares (“Threshold Date”). Accordingly, Oaktree may continue to operate as the Company’s controlling shareholder, even if Oaktree does not own a majority of the A-shares. Pursuant to the Articles of Association, no more than one C-share can be issued by the Company.
Further details and movements in the share capital during the year are described in the “Investor information” section on pages 97-98.

A number of the A-shares are issued subject to restrictions on transfer (“Restricted Shares”) imposed by US securities laws. These Restricted Shares may only be transferred pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission or an exemption from the registration requirements of the United States Securities Act of 1933 as amended. There are no specific restrictions on the size of a holding of the A-shares nor the transfer of the A-shares (except for the Restricted Shares as detailed above), which are both governed by the general provisions of the Articles of Association and prevailing legislation.

The B-share can only be transferred to (i) another trustee (it is currently held by SFM Trustee Limited on behalf of the minority shareholders), or (ii) the Company if the B-share is redeemed or (iii) any person who has acquired 100% of the issued A-shares. The B-share cannot be encumbered.

The C-share is held by Oaktree and can only be transferred (i) to one of Oaktree’s affiliates or (ii) to the Company if the C-share is redeemed or (iii) any person who has acquired 100% of the issued A-shares. The C-share cannot be encumbered. For further details on the transferability, please see the Articles of Association on TORM’s website: www.torm.com/uploads/media_items/articles-of-association-15-march-2016.original.pdf

The B-share and the C-share do not have any rights to receive dividends or other distributions which the Company decides to pay.

The Company must redeem the B-share and the C-share at the same time as soon as possible after the Threshold Date for USD 0.01 each. Once redeemed, the B-share and the C-share must be cancelled, and no further B-shares or C-shares can be issued by the Company.

Pursuant to TORM’s Articles of Association and authorities granted at TORM plc’s AGM on 15 March 2016 (2016 AGM) and updated authorities granted at TORM plc’s AGM on 14 April 2020, the Board of Directors was granted authority to allot shares or rights relating to shares for cash free from pre-emption up to an aggregate nominal amount of USD  5,073,293 comprising:

•
Up to an aggregate nominal amount of USD 686,142 in connection with the Exchange Offer (of which USD 622,988.48 nominal value was issued (62,298,846 A-shares, one B-share and one C- share)) during the period ended 31 December 2016. As the Exchange Offer has been completed, no further shares will be issued under this authority

TORM  ANNUAL REPORT 2020

DIRECTORS’ REPORT

•
Up to an aggregate nominal amount of USD 1,372,283 which can be offered in connection with any proposed initial public offering of equity securities on certain US stock exchanges, of which none was issued from 1 January 2020 to 31 December 2020, leaving a current authority to issue up to 137,228,300 A-shares

•
Up to an aggregate nominal amount of USD 2,477,026 in general equity issues including warrants, convertible debt and general equity with the issue being at fair value as determined by the Board of Directors, of which none was issued from 1 January 2020 to 31 December 2020, leaving a current authority to issue up to 247,702,600 A-shares.

•
Up to an aggregate nominal amount of USD 777,625 to Directors, officers or employees of the Company or any of its subsidiaries, of which USD 10,474 nominal value was used for the grant of Restricted Share Units during the period from 1 January 2020 to 31 December 2020, leaving a current authority to issue up to 77,225,513 A-shares

Furthermore, the Board of Directors received authorization at the 2020 AGM to make market purchases up to a maximum of 7,476,065 A-shares within a certain price range. TORM has repurchased 180,500 A-shares in the period from 1 January 2020 to 31 December 2020, leaving a current authority to purchase up to 7,295,565 A-shares or approximately 10% of TORM's share capital excluding treasury shares.
All of the above authorities to issue and purchase shares expire on 14 April 2025.

Details of TORM’s employee share schemes and any rights attached to the shares under these schemes are set out on pages 81-82 of the Directors’ Remuneration Report.

The U.K. Takeover Code, issued and administered by the U.K. Takeover Panel, applies to the Company.

POLITICAL DONATIONS
No political donations were made during 2020.

FINANCIAL INSTRUMENTS
The Company uses financial instruments to manage risks related to freight rates, bunker fuels, interest rates and foreign exchange. For further information on the use of financial instruments, please refer to note 1 on page 114.

RESEARCH AND DEVELOPMENT
The Company continues to focus on optimization,
but does not allocate specific costs to research and development.

COMPANY BRANCHES
The TORM Group has offices in Denmark, India, the Philippines, Singapore, the UK and the USA. Further details on the Company's global presence are set out on page 5.

SIGNIFICANT SHAREHOLDINGS
Details on significant shareholdings are set out in the “Investor Information” section on page 98.

CONTROLLING SHAREHOLDER
TORM’s controlling shareholder, Oaktree, owns TORM plc’s sole C-share, which carries 350,000,000 votes at the General Meeting in respect of Specified Matters, including election of members to the Board of Directors of TORM plc (including the Chairman, but excluding the Deputy Chairman) and certain amendments to the Articles of Association.

OTHER INFORMATION INCLUDED
IN THE STRATEGIC REPORT
The “Strategic Report” set out on pages 5-61 provides a review of TORM’s operations in 2020 and the potential future developments of those operations. Details on greenhouse gas emissions are included in the “Strategic Report” on page 36, and details on TORM’s general policy relating to recruitment, training, career development and disabled employees are included on page 41.

Please refer to pages 59-61 for information on how the Directors have had regard to the need to foster the
Company’s business relationship with suppliers, customers and other stakeholders.

TORM  ANNUAL REPORT 2020

DIRECTORS’ REPORT

STATEMENT BY THE DIRECTORS IN PERFORMANCE OF THEIR STATUTORY DUTIES IN ACCORDANCE WITH SECTION 172(1) OF THE UK COMPANIES ACT 2006
To see the full statement, please see page 59-61.

REQUIREMENTS OF THE LISTING RULES
TORM plc is listed on Nasdaq in Copenhagen and Nasdaq in New York. The only listing rule requirement regarding the content of the Annual Report is that TORM’s Annual Report must comply with the provisions of the UK Companies Act, including provisions for EEA-listed companies.

RECENT DEVELOPMENTS AND POST-BALANCE SHEET EVENTS
To see post-balance sheet events, please see the subsequent events disclosed in note 2 on page 121.

INDEPENDENT AUDITORS
Each person who is a Director at the date of approval of the Annual Report confirms that:

•	As far as the Director is aware, there is no relevant audit information of which the Company’s independent auditor is unaware.
•
The Director has taken all reasonable steps that he or she ought to have taken as a Director in order to make him or herself aware of any relevant audit information and to establish that the Company’s independent auditor is aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the UK Companies Act 2006.

Approval
On behalf of the Board of Directors

Mr. Christopher H. Boehringer
Chairman of the Board of Directors
1 March 2021

TORM  ANNUAL REPORT 2020

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors are required to prepare the group financial statements in accordance with International Financial Reporting Standards (IFRS) in conformity with the Companies Act 2006 and IFRS as adopted pursuant to Regulation (EC) No. 1606/2002 as it applies to the European Union and have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), including Financial Reporting Standard 101 “Reduced Disclosure Framework” (FRS 101). Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Group and the Company for that period.

In preparing these financial statements, the Directors are required to:
•	Select suitable accounting policies in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and then apply them consistently
•	Make judgements and accounting estimates that are reasonable and prudent
•	Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information
•
Provide additional disclosures when compliance with the specific requirements in IFRS (or in respect of the parent company financial statements, FRS 101) is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance

•
In respect of the group financial statements, state whether IFRSs in conformity with the Companies Act 2006 and IFRSs adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union have been followed, subject to any material departures disclosed and explained in the financial statements

•
In respect of the parent company financial statements state whether applicable UK Accounting Standards, including FRS 101, have been followed, subject to any material departures disclosed and explained in the financial statements

•	Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business

TORM  ANNUAL REPORT 2020

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s and the Group’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the company and the group financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Group and Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a strategic report, directors’ report, directors’ remuneration report and corporate governance statement  that comply with that law and those regulations. The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions

Directors’ responsibility statement
We confirm that to the best of our knowledge:

•
The financial statements, prepared in accordance with the Companies Act 2006 and IFRSs as adopted pursuant to Regulation (EC) No. 1606/2002 as it applies to the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole

•
The annual report, including the Strategic Report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face

•
The annual report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy

This responsibility statement was approved by the Board of Directors on 1 March 2021 and is signed on its behalf by:

Mr. Jacob Meldgaard
Executive Director
1 March 2021

TORM  ANNUAL REPORT 2020

FINANCIAL STATEMENTS

FINANCIAL STATEMENTS 2020

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statement 106
Consolidated Statement of Comprehensive Income 106
Consolidated Balance Sheet 107
Consolidated Statement of Changes in Equity 108
Consolidated Cash Flow Statement 110
Notes Consolidated 111

PARENT COMPANY FINANCIAL STATEMENTS

Parent Company 2020 149
Balance Sheet 150
Changes in Equity 151
Notes to Parent Company Financial Statements 152

OTHER

Independent Auditor's Report 157
TORM Fleet Overview 162
Glossary and APM 165

TORM  ANNUAL REPORT 2020

CONSOLIDATED INCOME STATEMENT
1 JANUARY-31 DECEMBER

USD '000	Note	2020	2019	2018
Revenue		747,356	692,610	635,366
Port expenses, bunkers and commissions		-227,924	-267,739	-283,018
Charter hire		0	0	-2,506
Operating expenses	3	-178,376	-172,983	-180,443
Profit from sale of vessels	23	1,069	1,180	752
Administrative expenses	3, 4	-50,773	-47,724	-47,826
Other operating expenses		-19,185	-2,911	-1,963
Share of profit/(loss) from joint ventures		-242	-422	189
Impairment losses and reversal of impairment on tangible assets	6, 8, 23	-11,096	114,004	-3,249
Depreciation	6,7	-121,922	-110,124	-114,480

Operating profit/(loss) (EBIT)		138,907	205,891	2,822

Financial income	9	536	2,796	3,302
Financial expenses	9	-49,914	-41,881	-39,345

Profit/(loss) before tax		89,529	166,806	-33,221

Tax	12	-1,415	-784	-1,558

Net profit/(loss) for the year		88,114	166,022	-34,779

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)	27	1.19	2.24	-0.48
Diluted earnings/(loss) per share (USD)	27	1.19	2.24	-0.48

CONSOLIDATED STATEMENT OF
COMPREHENSIVE INCOME
1 JANUARY-31 DECEMBER

USD '000	2020	2019	2018
Net profit/(loss) for the year	88,114	166,022	-34,779

Other comprehensive income/(loss):

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	16	426	-316
Fair value adjustment on hedging instruments	-2,070	-13,289	-6,748
Fair value adjustment on hedging instruments transferred to income statement	-6,860	1,284	-307

Items that may not be reclassified to profit or loss:
Remeasurements of net pension and other post-retirement benefit liability or asset	103	-82	-48
Other comprehensive income/(loss) after tax ¹⁾	-8,811	-11,661	-7,419

Total comprehensive income/(loss) for the year	79,303	154,361	-42,198

¹⁾ No income tax was incurred relating to other comprehensive income/(loss) items due to the Danish tonnage tax scheme.

TORM  ANNUAL REPORT 2020

CONSOLIDATED BALANCE SHEET
AS OF 31 DECEMBER

USD '000	Note	2020	2019
ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Land and buildings	6,7	7,098	8,127
Vessels and capitalized dry-docking	6,7,8,16	1,722,465	1,674,795
Prepayments on vessels	6	12,024	95,003
Other plant and operating equipment	6	6,847	4,256
Total tangible fixed assets		1,748,434	1,782,181

Financial assets
Investments in joint ventures		1,588	1,169
Loan receivables	5	4,617	4,617
Deferred tax asset		344	-
Other investments		1	1
Total financial assets		6,550	5,787

Total non-current assets		1,754,984	1,787,968

CURRENT ASSETS
Bunkers		22,459	34,837
Freight receivables	10	58,574	89,830
Other receivables	11	24,881	6,168
Prepayments		2,181	3,468
Cash and cash equivalents, including restricted cash	28	135,564	72,483
Current assets, excluding assets held for sale		243,659	206,786

Assets held for sale	23	-	9,127

Total current assets		243,659	215,913

TOTAL ASSETS		1,998,643	2,003,881

USD '000	Note	2020	2019
EQUITY AND LIABILITIES
EQUITY
Common shares	13	748	747
Share premium		102,044	101,289
Treasury shares	13	-4,235	-2,887
Hedging reserves		-20,681	-11,751
Translation reserves		346	330
Retained profit		939,247	919,959
Total equity		1,017,469	1,007,687

LIABILITIES
NON-CURRENT LIABILITIES
Non-current tax liability related to held over gains	12	44,923	44,901
Borrowings	7,15,16,18	739,543	756,352
Total non-current liabilities		784,466	801,253

CURRENT LIABILITIES
Borrowings	7,15,16,18	102,858	99,025
Trade payables	18	14,350	47,120
Current tax liabilities		1,418	1,476
Other liabilities	14,18	59,782	47,316
Provisions	26	18,300	-
Deferred income		-	4
Total current liabilities		196,708	194,941

Total liabilities		981,174	996,194

TOTAL EQUITY AND LIABILITIES		1,998,643	2,003,881

TORM  ANNUAL REPORT 2020

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
1 JANUARY-31 DECEMBER

USD '000	Common shares	Share premium	Treasury shares ¹⁾	Hedging reserves	Translation reserves	Retained profit	Total

Equity as of 1 January 2018	623	-	-2.887	7.309	220	785.785	791.050
Effect as of 1 January 2018 of new IFRS standards implemented	-	-	-	-	-	-878	-878
Adjusted equity as of 1 January 2018	623	-	-2.887	7.309	220	784.907	790.172

Comprehensive income/loss for the year:
Net profit/(loss) for the year	-	-	-	-	-	-34.779	-34.779
Other comprehensive income/(loss) for the year	-	-	-	-7.055	-316	-48	-7.419
Total comprehensive income/(loss) for the year	-	-	-	-7.055	-316	-34.827	-42.198

Capital increase	119	99.880	-	-	-	-	99.999
Transaction costs capital increase	-	-2.788	-	-	-	-	-2.788
Share-based compensation	-	-	-	-	-	2.026	2.026
Total changes in equity 2018	119	97.092	-	-7.055	-316	-32.801	57.039

Equity as of 31 December 2018	742	97.092	-2.887	254	-96	752.106	847.211

Equity as of 1 January 2019	742	97.092	-2.887	254	-96	752.106	847.211

Comprehensive income/loss for the year:
Net profit/(loss) for the year	-	-	-	-	-	166.022	166.022
Other comprehensive income/(loss) for the year ²⁾	-	-	-	-12.005	426	-82	-11.661
Total comprehensive income/(loss) for the year	-	-	-	-12.005	426	165.940	154.361

Capital increase	5	4.197	-	-	-	-	4.202
Share-based compensation	-	-	-	-	-	1.913	1.913
Total changes in equity 2019	5	4.197	-	-12.005	426	167.853	160.476

Equity as of 31 December 2019	747	101.289	-2.887	-11.751	330	919.959	1.007.687

TORM  ANNUAL REPORT 2020

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
1 JANUARY-31 DECEMBER

USD '000	Common shares	Share premium	Treasury shares ¹⁾	Hedging reserves	Translation reserves	Retained profit	Total

Equity as of 1 January 2020	747	101,289	-2,887	-11,751	330	919,959	1,007,687

Comprehensive income/(loss) for the year:
Net profit/(loss) for the year	-	-	-	-	-	88,114	88,114
Other comprehensive income/(loss) for the year ²⁾	-	-	-	-8,930	16	103	-8,811
Total comprehensive income/(loss) for the year	-	-	-	-8,930	16	88,217	79,303

Capital increase	1	787	-	-	-	-	788
Transaction cost of capital increase	-	-32	-	-	-	-	-32
Acquisition of treasury shares	-	-	-1,348	-	-	-	-1,348
Share-based compensation	-	-	-	-	-	1,682	1,682
Dividend paid	-	-	-	-	-	-70,611	-70,611
Total changes in equity 2020	1	755	-1,348	-8,930	16	19,288	9,782

Equity as of 31 December 2020	748	102,044	-4,235	-20,681	346	939,247	1,017,469

¹⁾ Please refer to note 13 for further information on treasury shares.
²⁾ Please refer to "Consolidated Statement of Comprehensive Income".

TORM  ANNUAL REPORT 2020

CONSOLIDATED CASH FLOW STATEMENT
1 JANUARY-31 DECEMBER

USD '000	Note	2020	2019	2018
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the year		88,114	166,022	-34,779

Reversals:
Profit from sale of vessels		-1,069	-1,180	-752
Depreciation	6	121,922	110,124	114,480
Impairment losses and reversal of impairment losses on tangible assets	6, 8, 23	11,096	-114,004	3,249
Share of profit/(loss) from joint ventures		242	422	-189
Financial income	9	-536	-2,796	-3,302
Financial expenses	9	49,914	41,881	39,345
Tax expenses	12	1,415	784	1,558
Other non-cash movements	24	1,093	925	2,039

Dividends received from joint ventures		275	19	440
Interest received and realized exchange gains		583	2,535	2,720
Interest paid and realized exchange losses		-52,905	-45,283	-39,792
Income taxes paid		-252	-216	-1,611
Change in bunkers, receivables and payables, etc.	24	15,909	11,858	-12,668

Net cash flow from operating activities		235,801	171,091	70,738

USD '000	Note	2020	2019	2018
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible and intangible fixed assets		-173,050	-384,349	-202,439
Investments in joint ventures		-	-275	-
Sale of tangible fixed assets	23	83,662	61,801	26,847
Change in restricted cash		-30,414	-	-

Net cash flow from investing activities		-119,802	-322,823	-175,592

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds, borrowings	5, 18	734,346	261,830	114,530
Repayment, borrowings	18	-746,475	-169,177	-113,733
Dividend paid		-70,611	-	-
Capital increase		788	4,202	99,999
Transaction costs share issue		-32	-	-2,788
Purchase/disposal of treasury shares		-1,348	-	-
Change in restricted cash		-	-12,364	-2,014

Net cash flow from financing activities		-83,332	84,491	95,994

Net cash flow from operating, investing and financing activities		32,667	-67,241	-8,860

Cash and cash equivalents as of 1 January		56,847	124,088	132,948

Cash and cash equivalents as of 31 December		89,514	56,847	124,088

Restricted cash as of 31 December		46,050	15,636	3,273
Cash and cash equivalents, including restricted cash as of 31 December		135,564	72,483	127,361

TORM  ANNUAL REPORT 2020

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Accounting policies, critical accounting estimates and judgements	112
Note 2 – Liquidity, capital resources and subsequent events	121
Note 3 – Staff costs	122
Note 4 – Remuneration to auditors appointed at the parent company's annual general meeting	124
Note 5 – Loan receivables	125
Note 6 – Tangible fixed assets	125
Note 7 – Leasing	127
Note 8 – Impairment testing	129
Note 9 – Financial items	130
Note 10 – Freight receivables	131
Note 11 – Other receivables	131
Note 12 – Tax	131
Note 13 – Common shares and Treasury shares	132
Note 14 – Other liabilities	133
Note 15 - Effective Interest Rate, Outstanding Borrowings	134
Note 16 – Collateral security for Borrowings	135
Note 17 – Guarantee commitments and contingent liabilities	135
Note 18 – Contractual rights and obligations	135
Note 19 – Derivative financial instruments	137
Note 20 – Risks associated with TORM's activities	140
Note 21 – Financial instruments	144
Note 22 – Related party transactions	145
Note 23 – Assets held for sale and Non-current assets sold during the year	145
Note 24 – Cash flows	145
Note 25 – Entities in the group	146
Note 26 - Provisions	147
Note 27 – Earnings per share and Dividend per share	148
Note 28 – Cash and cash equivalents, including restricted cash	148

TORM  ANNUAL REPORT 2020

NOTE 1 – ACCOUNTING POLICIES, CRITICAL ACCOUNTING ESTIMATES
AND JUDGEMENTS

OVERVIEW OF BUSINESS
TORM plc is a shipping company, which owns and operates a fleet of product tankers.
TORM plc is a public company limited by shares and is incorporated in England and Wales. Its registered number is 09818726 and its registered address is Birchin Court, 20 Birchin Lane, London, EC3V 9DU. Unless otherwise indicated, the terms “TORM plc”, “we”, “us”, “our”, the ”Company” and the “Group” refer to TORM plc and its consolidated subsidiaries, which includes TORM A/S and its consolidated subsidiaries.

TORM plc is listed on the stock exchange Nasdaq in Copenhagen, Denmark, and on Nasdaq in New York, United States.

BASIS OF PREPARATION
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) in conformity with the requirements of the Companies Act 2006 and as adopted pursuant to regulation (EC) No. 1606/2002 as it applies  in the EU and as issued by the International Accounting Standards Board (“IASB”) as applied to financial periods beginning on or after 1 January 2020.

The consolidated financial statements have been prepared on a going concern basis and under the historical cost convention except where fair value accounting is specifically required by IFRS.

The functional currency of the Company is USD, and the Company applies USD as the presentation currency in the preparation of the consolidated financial statements.

NOTE 1 – continued

GOING CONCERN
The financial position of the Group, its cash flows, liquidity position and borrowing facilities are set out on pages 44-53. As of 31 December 2020, TORM’s available liquidity including undrawn and committed facilities was USD 267.8m, including a total cash position of USD 135.6m (including restricted cash of USD 46.1m). TORM’s net interest-bearing debt was USD 713.1m, and the net debt loan-to-value ratio was 51%. Further information on the Group’s objectives and policies for managing its capital, its financial risk management objectives and its exposure to credit and liquidity risk can be found in note 20 to the financial statements. The principal risks and uncertainties facing the Group are set out on pages 54-58, and details on the refinancing are described in note 2.

The Group monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and loan commitments, and to monitor compliance with the financial covenants in its loan facilities, details of which are available in note 2 to the financial statements. A key element for TORM’s financial performance in the going concern period relates to the development of the COVID-19 pandemic and the associated lockdowns in the different economies. TORM’s base case assumes an economic rebound during the second half of 2021, however neither freight rates nor vessel values will reach 2020 levels. In the base case, TORM has sufficient liquidity and headroom above all the covenant limits.

TORM performs sensitivity calculations to reflect downside scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required. The downside scenarios cover the principal risks and uncertainties facing the Group as set out on page [57-58] and include different distressed outlook for the product tanker market. In a low case scenario management have assumed freight rates that on average are 15% below those in the base case and a similar decline in vessel values.  In the low case scenario there remains sufficient headroom on liquidity and covenants.  In a stress case scenario management have further stressed the freight rates to the lowest rolling four quarter average since 2000. In the stress case scenario there remains sufficient liquidity, but limited headroom on covenants.

The Board of Directors has considered the Group’s cash flow forecasts and the expected compliance with the Company’s financial covenants for the period until and including 31 March 2022. The Group’s cash flow forecast and expected covenant compliance is based on the Board approved business plan. Based on this review, the Board of Directors has a reasonable expectation that taking reasonably possible changes in trading performance and vessel valuations into account, the Group will be able to continue the operational existence and comply with its financial covenants for the next 12 months. Accordingly, the Group continues to adopt the going concern basis in preparing its financial statements.

TORM  ANNUAL REPORT 2020

NOTE 1 - continued

ADOPTION OF NEW OR AMENDED IFRS STANDARDS
TORM has implemented the following standards and amendments issued by the IASB and adopted by the EU in the consolidated financial statements for 2020:
•	Amendments to IFRS 3 Business Combinations (issued on 22 October 2018)
•	Amendments to IAS 1 and IAS 8: Definition of Material (issued on 31 October 2018)
•	Amendments to References to the Conceptual Framework in IFRS Standards (issued on 29 March 2018)

It is assessed that application of these effective on 1 January 2020 has not had any material impact on the consolidated financial statements in 2020.

ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED
IASB has issued a number of new or amended accounting standards (IFRS) and interpretations (IFRIC) that have not yet come into effect:
•	IFRS 10 and IAS 28 (amendments) Sale or Contribution of Assets between an Investor and its Associate or Joint Venture issued in September 2014
•	Amendments to IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets (all mandatory 1 Jan 2022)
•	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (1 Jan 2023)
•	Annual Improvements 2018-2020 (1 Jan 2022)

TORM has assessed the accounting standards and interpretations not yet adopted and does not expect the new standards to have any material impact on neither TORM’s figures nor the disclosures.

NOTE 1 - continued

ACCOUNTING POLICIES

Consolidation principles
The consolidated financial statements comprise the financial statements of the Parent Company, TORM plc and entities controlled by the Company and its subsidiaries. Control is achieved when the Company has all the following:
•	Power over the investee
•	Exposure, or rights, to variable returns from its involvement with the investee
•	The ability to use its power over the investee to affect the amounts of the investor’s returns

The Company reassess whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities unilaterally. The Company considers all facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:
•	The size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders
•	Potential voting rights held by the Company, other vote holders or other parties
•	Rights arising from other contractual arrangements
•
Any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time when decisions need to be made, including voting pattern at previous shareholders’ meetings

Entities in which the Group exercises significant but not controlling influence are regarded as associated companies and are accounted for using the equity method.

Companies which are managed jointly by agreement with one or more companies and therefore are subject to joint control (joint ventures) are accounted for using the equity method.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated income statement and other comprehensive income from the date on which the Company obtains control until the date when the Company loses control over the subsidiary.

The consolidated financial statements are prepared using consistent accounting policies and eliminating intercompany transactions, balances and shareholdings as well as gains and losses on transactions between the consolidated entities.

TORM  ANNUAL REPORT 2020

NOTE 1 - continued

The consolidated financial statements following a reverse acquisition are issued under the name of the legal parent (accounting acquiree) but as a continuation of the financial statements of the legal subsidiary (accounting acquirer). The accounting acquirer’s legal capital is adjusted retrospectively to reflect the legal capital of the accounting acquiree. Comparative information is adjusted accordingly.

Foreign currencies
The functional currency of all significant entities, including subsidiaries and associated companies, is United States dollars (USD), because the Company’s vessels operate in international shipping markets, in which income and expenses are settled in USD, and because the Company’s most significant assets and liabilities in the form of vessels and related liabilities are denominated in USD. Transactions in currencies other than the functional currency are translated into the functional currency at the transaction date. Cash, receivables and payables and other monetary items denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate at the balance sheet date. Gains or losses due to differences between the exchange rate at the transaction date and the exchange rate at the settlement date or the balance sheet date are recognized in the income statement under “Financial income” and “Financial expenses”.

The reporting currency of the Company is USD. Upon recognition of entities with functional currencies other than USD, the financial statements are translated into USD. Income statement items are translated into USD at the exchange rate for each transaction, whereas balance sheet items are translated at the exchange rate as of the balance sheet date. Exchange differences arising from the translation of financial statements into USD are recognized as a separate component in “Other comprehensive income”. On the disposal of an entity, the cumulative amount of the exchange differences recognized in the separate component of equity relating to that entity is transferred to the income statement as part of the gain or loss on disposal.

Derivative financial instruments and hedge accounting
Derivative financial instruments, primarily forward currency exchange contracts, forward freight agreements, interest rate hedges and forward contracts regarding bunker purchases, are entered into to eliminate risks relating to future fluctuations in prices and interest rates, etc. on future committed or anticipated transactions. TORM applies hedge accounting under the specific rules on cash flow hedges when appropriate as described below for each type of derivative.

NOTE 1 - continued

Changes in the fair value of derivative financial instruments that are designated as cash flow hedges and deemed to be effective are recognized directly in “Other comprehensive income”. When the hedged transaction is recognized in the income statement, the cumulative value adjustment recognized in “Other comprehensive income” is transferred to the income statement and included in the same line as the hedged transaction. However, when the hedged transaction results in the recognition of a fixed asset, the gains and losses previously accumulated in “Other comprehensive income” are transferred from “Other comprehensive income” and included in the initial measurement of the cost of the fixed asset. Changes in the fair value of a portion of a hedge deemed to be ineffective are recognized in the income statement.

Changes in the fair value of derivative financial instruments that are not designated as hedges are recognized in the income statement. While effectively reducing cash flow risk in accordance with the Company’s risk management policy, certain forward freight agreements and forward contracts regarding bunker purchases do not qualify for hedge accounting. Changes in fair value of these derivate financial instruments are therefore recognized in the income statement under “Financial income” or “Financial expenses” for interest rate swaps with cap features, under “Revenue” for forward freight agreements and under “Port expenses, bunkers and commissions” for forward bunker contracts.

Segment information
The segmentation is based on the Group’s internal management and reporting structure. The Group only has one operating segment which is the sole reportable segment, the Tanker Segment, for which the services provided primarily comprise transportation of refined oil products such as gasoline, jet fuel and naphtha.

The Group has only one geographical segment, because the Company considers the global market as a whole and as the individual vessels are not limited to specific parts of the world. Furthermore, the internal management reporting does not provide such information. Consequently, it is not possible to provide geographical segment information on revenue from external customers or non-current segment assets.

TORM  ANNUAL REPORT 2020

NOTE 1 - continued

Employee benefits
Wages, salaries, social security contributions, holiday and sick leave, bonuses and other monetary and non-monetary benefits are recognized in the year in which the employees render the associated services. Please also refer to the accounting policy for share-based payment.

Pension plans
The Group has entered into defined contribution plans only. Pension costs related to defined contribution plans are recorded in the income statement in the year to which they relate.

Leases
TORM assesses whether a contract is or contains a lease at inception of the contract and recognizes right-of-use assets and corresponding lease liabilities at the lease commencement date, except for short-term leases and leases of low value. For these leases, TORM recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Agreements to charter in vessels and to lease land and buildings and other plant and operating equipment for which TORM substantially has the control are recognized on the balance sheet as right-of-use assets and initially measured at cost, which comprises the initial amount of the lease liabilities adjusted for any lease payments made at or before the commencement date. Subsequently the right-of-use assets are measured at cost less accumulated depreciation and impairment losses. The right-of-use assets are depreciated and written down under the same accounting policy as the assets owned by the Company or over the lease period depending on the lease terms.

The corresponding lease obligation is recognized as a liability in the balance sheet under “Borrowings” and initially measured at the present value of the lease payments that are not paid at the commencement date, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable . Subsequently lease liabilities are measured at amortized cost using the effective interest method, where the lease liabilities are remeasured when there is a change in future lease payments.

Sale and leaseback
Following a sale transaction, for agreements to immediately charter-in the related vessels (sale and leaseback) but for which TORM maintains substantially all the risks and rewards incidental to economic ownership, the proceeds received are presented as a financial liability in “Borrowings”. No gain or loss is recorded, and the asset remains recognized on the balance sheet.

NOTE 1 - continued

INCOME STATEMENT

Revenue
Income is recognized in the income statement when:
•	The income generating activities have been carried out on the basis of a binding agreement
•	The income can be measured reliably
•	It is probable that the economic benefits associated with the transaction will flow to the Company

Revenue comprises freight, charter hire and demurrage revenue from the vessels. Revenue is recognized when or as performance obligations are satisfied by transferring services to the customer, i.e. over time, provided that the stage of completion can be measured reliably. Revenue is measured at the consideration the Group expects to be entitled to.

Freight revenue, including charter hire and demurrage (and related voyage costs) are recognized in the income statement according to the entered charter parties from the date of load to the date of delivery of the cargo (discharge). The completion is determined using the load-to-discharge method based on the percentage of the estimated duration of the voyage completed at the reporting date.

Cross-over voyages
For cross-over voyages (voyages in progress at the end of a reporting period), the uncertainty and the dependence on estimates are greater than for finalized voyages. The Company recognizes a percentage of the estimated revenue for the voyage equal to the percentage of the estimated duration of the voyage completed at the balance sheet date. The estimate of revenue is based on the expected duration and destination of the voyage.

When recognizing revenue, there is a risk that the actual number of days it takes to complete the voyage will differ from the estimate. The contract for a single voyage may state several alternative destination ports. The destination port may change during the voyage, and the rate may vary depending on the destination port. Changes to the estimated duration of the voyage as well as changing destinations and weather conditions will affect the voyage expenses.

Demurrage revenue
Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, TORM is compensated for the additional time incurred in the form of demurrage revenue. Demurrage revenue is recognized in accordance with the terms and conditions of the charter parties. Upon completion of the voyage, the Company assesses the time spent in port, and a demurrage claim based on the relevant contractual conditions is submitted to the charterers.

TORM  ANNUAL REPORT 2020

NOTE 1 – continued

The claim will often be met by counterclaims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 95% of the demurrage claim submitted is recognized as demurrage revenue upon initial recognition. The Company receives the demurrage payment upon reaching final agreement on the amount, which on average is approximately 100 days after the original demurrage claim was submitted. Any adjustments to the final agreement are recognized as demurrage revenue.

Port expenses, bunkers and commissions
Port expenses, bunker fuel consumption and commissions are recognized as incurred. To the extent the costs are recoverable, costs directly attributable to relocate the vessel to the load port are capitalized and amortized over the course of the transportation period.

Gains and losses on forward bunker contracts and write-down for losses on freight receivables are included in this line.

Operating expenses
Operating expenses, which comprise crew expenses, repair and maintenance expenses and tonnage duty, are expensed as incurred.

Profit from sale of vessels
Profit from sale of vessels is recognized at the time of delivery to the buyer, representing the difference between the sales price less costs to sell and the carrying value of the vessel.

Administrative expenses
Administrative expenses, which comprise administrative staff costs, management costs, office expenses and other expenses relating to administration, are expensed as incurred.

Other operating expenses
Other operating expenses primarily comprise management fees paid to commercial and technical managers for managing the fleet and profits and losses deriving from the disposal of fixed assets other than vessels.

Depreciation and impairment losses and reversals of impairment losses
Depreciation and impairment losses comprise depreciation of tangible fixed assets for the year as well as the write-down of the value of assets by the amount by which the carrying amount of the asset exceeds its recoverable amount. In the event of indication of impairment, the carrying amount is assessed, and the value of the asset is written down to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its fair value less costs to sell.

Subsequent reversal of impairment losses are recognized if the recoverable amount exceeds the carrying amount to the extent that the carrying amount does not exceed the carrying amount without any historic impairment losses.

NOTE 1 – continued

Financial income
Financial income comprises interest income, realized and unrealized exchange rate gains relating to transactions in currencies other than the functional currency, realized gains from other equity investments and securities, unrealized gains from securities, dividends received and other financial income.

Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate. Dividends from other investments are recognized when the right to receive payment has been decided, which is typically when the dividend has been declared and can be received without conditions.

Financial expenses
Financial expenses comprise interest expenses, financing costs of leases liabilities, realized and unrealized exchange rate losses relating to transactions in currencies other than the functional currency, realized losses from other equity investments and securities, unrealized losses from securities and other financial expenses including payments under interest rate hedge instruments.

Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate.

Tax
Tax expenses comprise the expected income tax charge for the year in accordance with IAS 12 as well as tonnage tax related to the Group’s vessels for the year. The income tax charge for the year includes adjustments relating to previous years and the change in deferred tax for the year. However, income tax relating to items in other comprehensive income is recognized directly in the statement of other comprehensive income.

TORM  ANNUAL REPORT 2020

NOTE 1 - continued

BALANCE SHEET

Vessels
Vessels consist of owned vessels and leased vessels. The accounting policy for leased vessels is specified under “Leases” and “Sale and leaseback” above. Owned vessels are measured at cost less accumulated depreciation and accumulated impairment losses. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use, including interest expenses incurred during the period of construction. All major components of vessels (scrubbers, etc.) except for dry-docking costs are depreciated on a straight-line basis to the estimated residual value over their estimated useful lives, which TORM estimates to be 25 years. The Company considers that a 25-year depreciable life is consistent with what is used by other shipowners with comparable tonnage. Depreciation is based on cost less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The useful life and the residual value of the vessels are reviewed at least at each financial year-end based on market conditions, regulatory requirements and the Company’s business plans.

The Company also evaluates the carrying amounts to determine if events have occurred that indicate impairment and would require a modification of the carrying amounts at the reporting date. Prepayment on vessels is measured at costs incurred.

Dry-docking
Approximately every 24 and 60 months, depending on the nature of work and external requirements, the vessels are required to undergo planned dry-dockings for replacement of certain components, major repairs and major maintenance of other components, which cannot be carried out while the vessels are operating. These dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking. The residual value of such components is estimated at nil. The useful life of the dry-docking costs is reviewed at least at each financial year-end based on market conditions, regulatory requirements and TORM’s business plans. A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next dry-docking. Depreciation hereof is carried over the period until the next dry-docking. For newbuildings, the initial dry-docking asset is estimated based on the expected costs related to the first-coming dry-docking, which again is based on experience and past history of similar vessels. For second-hand vessels, a dry-docking asset is also segregated and capitalized separately, taking into account the normal docking intervals of the vessels.

At subsequent dry-dockings, the costs comprise the actual costs incurred at the dry-docking yard. Dry-docking costs may include the cost of hiring crews to carry out replacements and repairs, the cost of parts and materials used, the cost of travel, lodging and supervision of Company personnel as well as the cost of hiring third-party personnel to oversee a dry-docking. Dry-docking activities include, but are not limited to, the inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of anti-fouling and hull paint, steel repairs as well as refurbishment and replacement of other parts of the vessel.

NOTE 1 - continued

Prepayments on vessels
Prepayments consist of prepayments related to newbuilding contracts for vessels not yet delivered and include the share of borrowing costs that is directly attributable to the acquisition of the underlying vessel. When a vessel is delivered, the prepaid amount is reallocated to the financial statement line “Vessels and capitalized dry-docking”.

Land and buildings and other plant and operating equipment
Land and buildings and other plant and operating equipment consist of leaseholds regarding office buildings, leasehold improvements, company cars, IT equipment and software and is measured at historical cost less accumulated depreciation and any impairment loss. Any subsequent cost is included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits are associated with the item and the cost of the item can be measured reliably. Depreciation is based on the straight-line method over the estimated useful life of the assets. The current estimates are:
•	Land and buildings
•	Office buildings : Over the shorter of the remaining leasing term and the estimated useful life
•	Leasehold improvements: Over the shorter of the remaining leasing term and the estimated useful life

•	Other plant and operating equipment
•	Company cars: Over the lease term, typically 3 years
•	IT equipment: 3–5 years
•	Software: 3–5 years
•	Other equipment 3–5 years

The depreciation commences when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by Management. For a right-of-use asset, depreciation commences at the commencement date of the lease.

Financial assets
Financial assets are initially recognized at the settlement date at fair value plus transaction costs, except for financial assets at fair value through profit or loss, which are recognized at fair value. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred.

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NOTE 1 - continued

Investments in joint ventures
Investments in joint ventures comprise investments in companies which by agreement are managed jointly with one or more companies and therefore are subject to joint control and in which the parties have rights to the net assets of the joint venture. Joint ventures are accounted for using the equity method. Under the equity method, the investment in joint ventures is initially recognized at cost and thereafter adjusted to recognize TORM’s share of the profit or loss in the joint venture. When TORM’s share of losses in a joint venture exceeds the investment in the joint venture, TORM discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that TORM has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Loan receivables
Loan receivables are initially recognized on the balance sheet as fair value less transaction costs. Subsequent to initial recognition, loan receivables are measured at amortized cost. Amortized cost is defined as the amount initially recognized reduced by principal repayments and allowances for the expected credit loss (ECL).

Receivables
Outstanding freight receivables and other receivables that are expected to be realized within 12 months from the balance sheet date are classified as “Freight receivables” or “Other receivables” and presented as current assets.

Receivables are at initial recognition measured at their transaction price less allowance for expected credit losses over the lifetime of the receivable and are subsequently measured at amortized cost adjusted for changes in expected credit losses. Derivative financial instruments included in other receivables are measured at fair value.

Expected credit losses
Expected credit losses at initial recognition are determined using an ageing factor as well as a specific customer knowledge, such as customers’ ability to pay, considering historical information about payment patterns, credit risks, customer concentrations, customer creditworthiness as well as prevailing economic conditions. The estimates are updated subsequently, and if the debtor’s ability to pay is becoming doubtful, expected credit losses are calculated on an individual basis. When there are no reasonable expectations of recovering the carrying amount , the receivable is written off in part or entirely.

NOTE 1 – continued

Impairment of assets
Non-current assets are reviewed at the reporting date to determine any indication of impairment including a significant decline in either the assets’ market value, increase to market rates of return or in the cash flows expected to be generated by the fleet. If impairment indicator(s) exists, an impairment test on a cash-generating unit (CGU) level will be performed. A cash-generating unit is determined as the smallest group of assets that generates independent cash inflows. An asset/CGU is impaired if the recoverable amount is below the carrying amount. The recoverable amount of the CGU is estimated as the higher of fair value less costs of disposal and value in use. The value in use is the present value of the future cash flows expected to be derived from a cash generating unit (CGU), utilizing a pre-tax discount rate that reflects current market estimates of the time value of money and the risks specific to the unit for which the estimates of future cash flows have not been adjusted. If the recoverable amount is less than the carrying amount of the cash generating unit, the carrying amount is reduced to the recoverable amount.

The impairment loss is recognized immediately in the income statement. Where an impairment loss subsequently reverses, the carrying amount of the cash generating unit is increased to the revised estimate of the recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined, had no impairment loss been recognized in prior years.

The Management in TORM has assessed that TORM has three CGUs, being the Main Fleet and the two Handysize vessels.

For the purpose of assessing impairment, assets and time charter and bareboat contracts are grouped at the lowest levels at which impairment is monitored for internal management purposes.

Bunkers
Bunkers and lube oil are stated at the lower of cost and net realizable value. Cost is determined using the FIFO method and includes expenditure incurred in acquiring the bunkers and lube oil and cost of delivery less discounts.

Assets held for sale
Assets are classified as held-for-sale if the carrying amount will be recovered principally through a sales transaction rather than through continuing use. This condition is regarded as met only when the asset is available for immediate sale in its present condition subject to terms that are usual and customary for sales of such assets, and when its sale is highly probable. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Assets held for sale mainly refer to vessels being sold and are measured at the lower of their previous carrying amount and fair value less costs to sell.

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NOTE 1 – continued

Gains are recognized on delivery to the new owners in the income statement in the item “Profit from sale of vessels”. Anticipated losses are recognized at the time when the asset is classified as held-for-sale in the item “Impairment losses on tangible and intangible assets”.

Treasury shares
Treasury shares are recognized as a separate component of equity at cost. Upon subsequent disposal of treasury shares, any consideration is also recognized directly in equity.

Share-based payments
The Group makes equity-settled share-based payments to certain employees, which are measured at fair value at the date of grant and expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest. The fair value of the share schemes is calculated using the Black-Scholes model at the grant date.

Dividend
Interim dividends are recognized as a liability at the time of declaration. Any year-end dividend is recognized as a liability at the date of approval at the AGM.

Provisions
Provisions are recognized when the Group has a legal or constructive obligation as a result of past events, and when it is probable that this will lead to an outflow of resources that can be reliably estimated. Provisions are measured at the estimated liability that is expected to arise, taking into account the time value of money.

Deferred tax
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax is calculated at the income tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on the laws that have been enacted or substantially enacted at the balance sheet date. The deferred tax is charged through the income statement except when it relates to other comprehensive income items. No deferred tax is recognised related to assets and liabilities, including vessels, which are subject to tonnage tax.

Income tax balances
The expected income tax payable on the taxable profits for the year is classified as current tax in the balance sheet. Income taxes expected to fall due after more than one year are classified as non-current liabilities or assets in the balance sheet. Income tax is measured using tax rates enacted or substantially enacted at the balance sheet date, and includes any adjustment to tax payable in respect of previous years. Current and non-current income tax balances are not discounted.

NOTE 1 - continued

Borrowings
Borrowings consist of mortgage debt, bank loans and lease liabilities.

Borrowings, are initially measured at fair value less transaction costs. Mortgage debt and bank loans are subsequently measured at amortized cost. This means that the difference between the net proceeds at the time of borrowing and the nominal amount of the loan is recognized in the income statement as a financial expense over the term of the loan applying the effective interest method.

When terms of existing financial liabilities are renegotiated, or other changes regarding the effective interest rate occur, TORM performs a test to evaluate whether the new terms are substantially different from the original terms. If the new terms are substantially different from the original terms, TORM accounts for the change as an extinguishment of the original financial liability and the recognition of a new financial liability.

Trade payables
Trade payables are recognized at the fair value of the item purchased and are subsequently measured at amortized cost.

Other liabilities
Other liabilities are generally measured at amortized cost. Derivative financial instruments included in other liabilities are measured at fair value.

CASH FLOW STATEMENT
The cash flow statement shows how income and changes in the balance sheet items affect cash and cash equivalent, i.e. how cash is generated or used in the period. The cash flow statement is presented in accordance with the indirect method commencing with “Net profit/(loss) for the year”.

Cash flow from operating activities converts income statement items from the accrual basis of accounting to cash basis. Starting with “Net profit/(loss) for the year”, non-cash items are reversed and actual payments included. Further, the change in working capital is taken into account.

Cash flow from investing activities comprises the cash used or received in the purchase and sale of tangible fixed assets and financial assets as well as cash from business combinations.

Cash flow from financing activities comprises changes in the cash used or received in borrowings (amount of new borrowings and repayments), purchases or sales of treasury shares and dividend paid to shareholders.

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NOTE 1 – continued

Cash and cash equivalents including restricted cash comprise cash and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets is approximately equal to their fair value. Cash and cash equivalents including restricted cash at the end of the reporting period are shown in the consolidated cash flow statement and can be reconciled to the related items in the consolidated balance sheet.

The restricted cash balance primarily relates to cash provided as security for initial margin calls and negative market values on derivatives and other cash positions.

EARNINGS PER SHARE
Basic earnings per share is calculated by dividing the consolidated net profit/(loss) for the year available to common shareholders by the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. Purchases of treasury shares during the period are weighted based on the remaining period.

Diluted earnings per share is calculated by adjusting the consolidated profit or loss available to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect of including them would be to increase earnings per share or reduce a loss per share.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
The preparation of financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if the estimate requires Management to make assumptions about matters subject to significant uncertainty, if different estimates could reasonably have been used, or if changes in the estimate that would have a material impact on the Company’s financial position or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates applied are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.

Management also makes various accounting judgements in the preparation of the consolidated financial statements that can affect the amounts recognised.

NOTE 1 - continued

Judgements
Management has assessed that TORM has three CGUs within its single reportable segment – the product tanker segment – the largest of which is its Main Fleet (comprising LR1/LR2 and MR vessels). The Main Fleet is considered to be a single cash generating unit because the vessels in the Main Fleet are largely interchangeable and the cash flows generated by them are interdependent. These vessels are operated collectively as a combined internal pool, employed principally in the spot market and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications and the price of transport rather than vessel class. Given the technical specifications and capacity of vessels, the Main Fleet is relatively homogenous with a very high degree of interoperability. All vessels in the Main Fleet are able to handle multiple sizes of cargoes and sail all seas and oceans, over both shorter and long distances. The Main Fleet is monitored and managed on an aggregated level as one pool, i.e. each vessel or vessel class does not generate cash inflows that are largely independent of those from other vessels or vessel classes.

The other groups of CGUs outside the Main Fleet comprise the two Handysize vessels (which are typically used for shorter and coastal trade routes and more frequent port calls, including for transportation of various clean petroleum products within Europe and in the Mediterranean).

Estimates
Carrying amounts of vessels
The Company evaluates the carrying amounts of the vessels (including newbuildings) to determine if events have occurred that would require a modification of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recoverable. In assessing the recoverability of the vessels, the Company reviews certain indicators of potential impairment or indication that past impairment losses should be reversed such as reported sale and purchase prices, market demand and general market conditions.

Furthermore, market valuations from leading, independent and internationally recognized shipbrokers are obtained at the reporting date as part of the review for potential impairment indicators. If an indication of impairment or reversal of past impairment is identified, the need for recognizing an impairment loss or a recognition of a reversal of a past impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less costs of disposal and the value in use.

The review for potential impairment indicators and projection of future discounted cash flows related to the vessels is complex and requires the Company to make various estimates including future freight rates, utilization, earnings from the vessels, future operating expenses and capital expenditure including dry-docking costs and discount rates. For more information on key assumptions and related sensitivities, please refer to note 8 in these financial statements.

NOTE 1 - continued

All these factors have been historically volatile, especially the freight rates. The carrying amounts of TORM’s vessels may not represent their fair market value at any point in time, as market prices of second-hand vessels to a certain degree tend to fluctuate with changes in freight rates and the cost of newbuildings. However, if the estimated future

TORM  ANNUAL REPORT 2020

cash flow or related assumptions in the future experience change, an impairment write-down or reversal of impairment may be required.

NOTE 2 – LIQUIDITY, CAPITAL RESOURCES AND SUBSEQUENT EVENTS

LIQUIDITY AND CAPITAL RESOURCES
As of 31 December 2020, TORM’s cash and cash equivalents including restricted cash totaled USD 136m (2019: USD 72m; 2018: USD 127m), and undrawn and committed credit facilities amounted to USD 132m (2019: USD 173m; 2018: USD 279m). The undrawn and committed credit facilities consisted of a USD 45m Working Capital Facility and two leasing facilities of USD 76m and USD 11m with BoComm Leasing. TORM had two newbuildings (2019: four; 2018: nine) and one secondhand vessel on order. The newbuildings are for delivery in late 2021 and early 2022 respectively and the secondhand vessel is for delivery in early 2021. The total outstanding CAPEX related to these newbuildings was USD 86m (2019: USD 51m; 2018: USD 258m) and is mainly financed by the committed BoComm Leasing facilities of USD 76m. The secondhand vessel will be financed by traditional bank mortgage financing.

TORM has a Syndicated Facilities Agreement which includes a USD 299m Term Facility Agreement and an undrawn USD 45m Working Capital Facility both with maturity in 2026. The Term Facility Agreements were refinanced in 2020.  In addition to the Syndicated Facilities, TORM has a USD 150m Term Facility Agreement with Danish Ship Finance with maturity in 2027. Furthermore, TORM has a USD 81m Term Facility Agreement and a USD 33m Term Facility Agreement with Hamburg Commercial Bank with maturity in 2025, with China Export-Import Bank of USD 96m with maturity in 2030 and with KfW-IPEX Bank of USD 44m with maturity in 2032. As of 31 December 2020, the scheduled minimum payments on mortgage debt and bank loans in 2021 were USD 89m.

NOTE 2 - continued

TORM has lease agreements of a total USD 83m with various Japanese leasing providers and a USD 58m lease agreement with BoComm Leasing expiring in 2025. Furthermore, TORM has two committed leasing facilities with BoComm Leasing, a leasing facility of USD 76m to finance the two newbuilding vessels on order, and a leasing facility of USD 11.2m to finance scrubber and ballast water treatment systems installations. As of 31 December 2020, the scheduled repayments on lease agreements in 2021 were USD 16m.

TORM’s bank debt facilities include financial covenants related to:
•	Minimum liquidity (cash and cash equivalents minimum amount requirement at all times)
•	Minimum security value (loan-to-value for individual borrowings)
•	Equity ratio (minimum level)

During 2020, 2019 and 2018, TORM did not have any covenant breaches.

SUBSEQUENT EVENTS
•	On 5 January 2021, TORM signed an Additional Facilities Agreement of USD 56.4m with Danish Ship Finance to finance two MR vessels and with option of financing one more vessel.

•	On 7 January 2021, the drawdown of USD 13.6m from the DSF Facilities Agreement was made to finance the purchase of the MR vessel TORM India.

•	On 29 January 2021, the drawdown of USD 13.6m from the DSF Facilities Agreement took place to finance the purchase of the MR vessel TORM Philippines.

•
On 25 January 2021, TORM carried out a capital increase due to the exercise of Restricted Share Units as part of the Company’s incentive program. TORM increased its share capital by 7,089 A-shares corresponding to a nominal value of USD 70.89. After the capital increase, TORM’s share capital amounts to USD 748,630.20 divided into 74,863,018 A-shares of USD 0.01 each, one B-share of USD 0.01 and one C-share of USD 0.01. A total of 74,863,018 votes are attached to the A-shares.

•	On 5 February 2021, the drawdown of USD 11.2m from Bocomm Leasing took place to finance the installation of scrubbers for the four vessels financed by BoComm Leasing.

•
On 1 March 2021 TORM entered into an agreement to purchase eight 2007-2012 built MR product tanker vessels from TEAM Tankers Deep Sea Ltd. for a total cash consideration of USD 82.5m and the issuance of 5.97 million shares, corresponding to approximately 8% of TORM’s current outstanding shares. Six of the vessels have specialized cargo tank configurations and extended tank segregations (IMO 2), allowing for enhanced trading flexibility through chemical trading options. Based on broker valuations, the market value of the acquired vessels is assessed at USD 148m.

TORM has obtained attractive terms on the financing with maturities in 2026.The 2009-2012 built vessels will be financed by increasing TORM’s existing Syndicated Term Facility with a new Revolving Facility of up to USD 67m provided pro rata by the existing syndicate banks (ABN AMRO, Danske Bank, ING, Nordea, Credit Agricole, Société Générale and Swedbank), and the 2007-2008 built vessels will be financed through a new term facility with Hamburg Commercial Bank amounting up to USD 28m. The financing is subject to finalization of the documentation.

The vessels are scheduled to be delivered during the second and third quarter of 2021, and in connection with each delivery, TORM will issue the 5.97 million shares to TEAM Tankers in tranches based on the individual vessel’s relative value. The agreed individual share issuances are subject to adjustments related to potential capital increases and shareholder distributions, as applicable.

TORM  ANNUAL REPORT 2020

NOTE 3 – STAFF COSTS

Employee information
The majority of the staff on vessels are not employed by TORM. Staff costs included in operating expenses relate to the 109 seafarers employed under Danish contract (2019: 108, 2018: 112).

The average number of employees is calculated as a full-time equivalent (FTE).

The Executive Director is, in the event of termination by the Company, entitled to a severance payment of up to 12 months' salary.

USDm	2020	2019	2018
Total staff costs
Staff costs included in operating expenses	9.2	8.1	9.3
Staff costs included in administrative expenses	41.5	37.7	36.9
Total	50.7	45.8	46.2

Staff costs comprise the following
Wages and salaries	42.3	37.2	38.1
Share-based compensation	1.7	1.9	2.1
Pension costs	3.3	3.5	3.3
Other social security costs	1.3	0.9	0.6
Other staff costs	2.1	2.3	2.1
Total	50.7	45.8	46.2

Average number of permanent employees
Seafarers	109	108	112
Land-based	332	313	302
Total	441	421	414

Majority of the seafarers on vessels are on short term contracts. The number of seafarers on short term contracts in 2020 was on average 1,474 (2019: 1,510, 2018: 1,594). Total seafarers costs in 2020 was USD 80.5m (2019: USD 79.5m, 2018: USD 81.4m), which has been included in “Operating expenses”.

NOTE 3 - continued

USD '000	2020	2019	2018
Non-Executive Board and Committee Remuneration, short term
Christopher H. Boehringer	256	252	276
David Weinstein	200	198	182
Göran Trapp	172	170	171
Torben Janholt	89	170	171
Annette Justad	139	-	-
Total	856	790	800

Executive Management

USD '000	Salary	Taxable benefits	Annual perfor-mance bonus	Total
Executive Management Remuneration
Jacob Meldgaard
2018, TORM A/S¹⁾	983	44	425	1,452
2018, TORM plc¹⁾	80	-	-	80
2019, TORM A/S¹⁾	962	41	1,126	2,129
2019, TORM plc¹⁾	79	-	-	79
2020, TORM A/S¹⁾	1,052	41	1,262	2,355
2020, TORM plc¹⁾	77	-	-	77

¹⁾ Paid by legal entity as noted.

Key management personnel consists of the Board of Directors and the Executive Director.

Senior Management Team
The aggregate compensation paid by the Group to the 3 (2019: 3) other members of the Senior Management Team in 2020 (excluding Mr. Meldgaard) was USD 2,054,424 (2019: USD 1,736,750, 2018: USD 2,186,679), which includes an aggregate of USD 126,726 (2019: USD 115,880, 2018: USD 125,959) allocated for pensions (defined contribution plans) for these individuals.

TORM  ANNUAL REPORT 2020

NOTE 3 - continued

Long-Term Incentive Plan - RSUs granted in 2020:

	RSU LTIP grant ¹⁾	Exercise price per share	RSU grant value assuming 100% vesting
LTIP element of Jacob Meldgaard's remuneration package 2018:
Jacob Meldgaard	766,035	DKK 53.7	USD 0.9m

¹⁾ LTIP award is fixed by the Board of Directors and was communicated via company announcement no. 10 of 25 April 2018, therefore there is no minimum or maximum for 2018.

TORM operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of shares is recognized as expense and allocated over the vesting period. Employment in TORM throughout the period is in most cases a prerequisite for upholding the full vesting rights in the RSU program. For good leavers subject to the Danish Stock Options Act, the RSUs will vest in accordance with the vesting schedule, but for all other leavers, all unvested RSU’s shall be immediately forfeited for no consideration. Options are granted under the plan for no consideration and carry no dividend or voting rights.

In accordance with its Remuneration Policy, TORM has granted the CEO a number of Restricted Share Units (RSUs), which was communicated in company announcement no. 2 dated 18 January 2016. A further communication, announcement no. 10 issued on 25 April 2018, detailed changes to the grant of RSUs, as agreed to at the AGM on 12 April 2018. There are no performance conditions associated with this grant of RSUs.

The original RSUs granted to the CEO in 2016 amounted to 1,276,725 and vested over a five-year period, with one fifth of the grant amount vesting at each anniversary during the five-year period. The exercise price for the 2016 RSUs was DKK 96.3. As of 1 January 2017, one fifth of the original grant, amounting to 255,345, vested with an exercise period ending 31 December 2017. None of these RSUs were exercised. As of 1 January 2018, one fifth of the original grant, amounting to 255,345, vested with an exercise period ending 31 December 2018. None of these RSUs were exercised.

NOTE 3 - continued

As detailed in announcement no. 10 issued on 25 April 2018, the CEO was granted a total of 766,035 RSUs with effect as of 1 January 2018, which will vest in equal installments over the next three years. The RSU grant corresponds to the unvested portion (60%) of the CEO’s original five-year grant from 2016. It has been agreed that the CEO will not exercise the original RSUs. The exercise price for each RSU is DKK 53.7, corresponding to the average price of TORM shares during 90 calendar days preceding the approval at TORM plc’s AGM on 12 April 2018 plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date. As of 1 January 2019, one fifth of the grant, amounting to 255,345, vested with an exercise period ending 31 December 2019. These RSUs, amounting to one third of the re-grant issued on 25 April 2018, were exercised. In November 2019, 255,345 RSUs were exercised by Executive Director  Mr. Jacob Meldgaard.

The total value of the RSU allocation is calculated based on the Black-Scholes model and is included in the overall cost estimate for the Company’s Long-Term Incentive Program (LTIP) (cf. company announcements dated 18 January and 8 March 2016 and 25 April 2018).

The value of the 2018 grant, USD 0.9m, is estimated taking into account that the CEO as part of the grant will not exercise the unvested portion of the 2016 grant. The valuation is based on the Black-Scholes model with an exercise price of DKK/share 53.7, a market value of one TORM A-share of DKK 49.5 (the closing price per A-share at the time of allocation and assuming 100% vesting).

The single figure remuneration table for the CEO does not include any amounts in relation to the RSU awards since, as of the date each tranche vested, the Company’s share price was less than the exercise price.

In December 2019, the CEO was informed that he would receive two additional tranches of 255,200 RSUs in 2021 and 2022 respectively. The first would vest in equal installments over three years beginning 1 January 2022. The second would vest in equal installments over three years beginning 1 January 2023. The strike price for each tranche will be determined as the average of 90 days before publication of the TORM plc Annual Report plus a 15% premium. The first tranche will be based on the publication of the Annual Report 2020 and the second tranche on the publication of the Annual Report 2021. The exercise period for vested RSUs will be 360 days.

TORM  ANNUAL REPORT 2020

NOTE 3 - continued

Long-term employee benefit obligations
The obligation comprises an obligation under the incentive programs to deliver Restricted Share Units in TORM plc at a determinable price to the entity's key personnel. The RSUs granted entitle the holder to acquire one TORM A-share.

The program comprises the following number of shares in TORM plc:

Number of shares (1,000)	2020	2019	2018

Outstanding as of 1 January	2,228.3	2,719.1	2,611.2
Granted during the period	1,047.4	1,001.1	907.3
Exercised during the period	-107.7	-529.4	-
Expired during the period	-980.5	-785.3	-764.0
Forfeited during the period	-	-177.2	-35.4
Outstanding as of 31 December	2,187.5	2,228.3	2,719.1

Exercisable as of 31 December	-	-	255.3

In 2018, the Board agreed to grant a total of 944,468 RSUs to other management. The vesting period of the program is three years for key employees and three years for the Executive Director. The exercise price is set to DKK 53.7. The exercise period is 12 months after the vesting date for key employees and 12 months after the vesting date for the Executive Director. The fair value of the options granted in 2018 was determined using the Black-Scholes model and is not material. The average remaining contractual life for the restricted shares as per 31 December 2018 is 1.1 years (2017: 1.3 years).

In 2019, the Board agreed to grant a total of 1,001,100 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set to DKK 49.7. The exercise period is 12 months after the vesting date. The fair value of the options granted in 2019 was determined using the Black-Scholes model and is not material. The average remaining contractual life for the restricted shares as per 31 December 2019 is 1.5 years.

In 2020, the Board agreed to grant a total of 1,047,389 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set to DKK 69.9. The exercise period is 12 months after the vesting date. The fair value of the options granted in 2020 was determined using the Black-Scholes model and is not material. The average remaining contractual life for the restricted shares as per 31 December 2020 is 1.5 years.

NOTE 4 – REMUNERATION TO AUDITORS APPOINTED AT THE PARENT COMPANY’S ANNUAL GENERAL MEETING

USDm	2020	2019	2018
Audit fees
Fees payable to the Company's auditor for the audit of the Company's annual accounts	0.4	0.4	0.4
Audit of the Company's subsidiaries pursuant to legislation	0.2	0.2	0.2
Total audit fees	0.6	0.6	0.6

Non-audit fees
Audit-related services	0.0	0.1	0.2
Tax services	0.1	-	-
Total non-audit fees	0.1	0.1	0.2

Total	0.7	0.7	0.8

Under SEC regulations, the remuneration of the auditor of USD 0.7m (2019: USD 0.7m, 2018: USD 0.8m) is required to be presented as follows: Audit USD 0.6m (2019: USD 0.6m, 2018: USD 0.6m) and tax services USD 0.1m (2019: other audit-related services USD 0.1m, 2018: other audit-related services USD 0.2m).

EY were appointed as Group’s auditors for the year ended 31. December 2020. Accordingly comparative figures in the table above for the year ended 31 December 2019 and 31 December 2018 are in respect of remuneration paid to the Group’s previous auditor, Deloitte.

Our Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

TORM  ANNUAL REPORT 2020

NOTE 5 – LOAN RECEIVABLES

USDm	2020	2019	2018
Loan receivables
Cost:
Balance as of 1 January	4.7	-	-
Additions during the year	-	4.7	-
Balance as of 31 December	4.7	4.7	-

Expected credit loss:
Balance as of 1 January	0.1	-	-
Additions during the year	-	0.1	-
Balance as of 31 December	0.1	0.1	-

Carrying amount as of 31 December	4.6	4.6	-

These loans were issued as part of sale and leaseback transactions for two MR vessels. The loans mature in 2026 and have an interest rate applicable, fixed at 1% per annum.

Expected credit loss is recognized based on the 12-month expected credit losses.

NOTE 6 – TANGIBLE FIXED ASSETS

USDm	2020	2019	2018
Land and buildings
Cost:
Balance as of 1 January	10.4	-	-
Adjustment on transition to IFRS 16	-	9.9	-
Additions	1.3	0.5	-
Balance as of 31 December	11.7	10.4	-

Depreciation:
Balance as of 1 January	2.3	-	-
Depreciation for the year	2.3	2.3	-
Balance as of 31 December	4.6	2.3	-

Carrying amount as of 31 December	7.1	8.1	-

TORM  ANNUAL REPORT 2020

NOTE 6 - continued

Included in the carrying amount for “Vessels and capitalized dry-docking” are capitalized dry-docking costs in the amount of USD 66.1m (2019: USD 60.7m, 2018: USD 67.5m).

USDm	2020	2019	2018
Vessels and capitalized dry-docking
Cost:
Balance as of 1 January	2,064.2	1,886.3	1,726.6
Additions	102.5	81.3	162.7
Disposals	-29.8	-25.6	-30.2
Transferred from prepayments	148.1	252.3	81.8
Transferred to assets held for sale	-124.9	-130.1	-54.6
Balance as of 31 December	2,160.1	2,064.2	1,886.3

Depreciation:
Balance as of 1 January	360.6	327.6	264.8
Exchange rate adjustment	-	-	-
Disposals	-29.8	-25.6	-30.2
Depreciation for the year	118.4	106.5	113.4
Transferred to assets held for sale	-43.0	-47.9	-20.4
Balance as of 31 December	406.2	360.6	327.6

Impairment:
Balance as of 1 January	28.8	162.1	167.3
Impairment losses on tangible fixed assets	11.1	6.0	3.2
Reversal of impairment ¹⁾	-	-120.0	-
Transferred to assets held for sale	-8.5	-19.3	-8.4
Balance as of 31 December	31.4	28.8	162.1

Carrying amount as of 31 December	1,722.5	1,674.8	1,396.6

¹⁾ For additional information regarding impairment considerations, please refer to Note 8.

NOTE 6 - continued

USDm	2020	2019	2018
Prepayments on vessels
Cost:
Balance as of 1 January	95.0	45.5	88.4
Additions	65.1	301.8	38.9
Transferred to vessels	-148.1	-252.3	-81.8
Balance as of 31 December	12.0	95.0	45.5

Carrying amount as of 31 December	12.0	95.0	45.5

USDm	2020	2019	2018
Other plant and operating equipment
Cost:
Balance as of 1 January	8.1	5.8	3.6
Adjustment on transition to IFRS 16	-	0.3	-
Additions	3.8	2.2	2.2
Disposals	-4.3	-0.2	-
Balance as of 31 December	7.6	8.1	5.8

Depreciation:
Balance as of 1 January	3.8	2.8	1.7
Disposals	-4.2	-	-
Depreciation for the year	1.2	1.0	1.1
Balance as of 31 December	0.8	3.8	2.8

Carrying amount as of 31 December	6.8	4.3	3.0

For information on assets provided as collateral security, please refer to note 16. Please refer to note 8 for information on impairment testing.

The depreciation expense related to “Other plant and operating equipment” of USD 1.2m relates to “Administrative expense” (2019: USD 1.0m, 2018: USD 1.1m). Depreciation and impairment losses on tangible fixed assets on “Vessels and capitalized dry-docking” relate to operating expenses.

TORM  ANNUAL REPORT 2020

NOTE 7 – LEASING

TORM leases office buildings, some vehicles and other administrative equipment. With the exception of short-term leases and leases of low-value assets, each lease is reflected on the balance sheet as a right-of-use asset with a corresponding lease liability. The right-of-use assets are included in the financial statement line item in which the corresponding underlying assets would be presented if they were owned. Please refer to note 6.

As of 31 December 2020, TORM had recognized the following right-of-use assets:

USDm	Vessels and capitalized dry-docking	Land and buildings	Other plant and operating equipment

Cost:
Balance as of 1 January	42.4	10.4	0.6
Adjustment on transition to IFRS 16	-	-	-
Additions		1.3	0.0
Disposals	-42.4	-0.0	-0.0
Balance as of 31 December	-	11.7	0.6

Depreciation:
Balance as of 1 January	15.5	2.3	0.2
Disposals	-17.1	-	-0.0
Depreciation for the year	1.6	2.3	0.2
Balance as of 31 December	-	4.6	0.4

Carrying amount as of 31 December	-	7.1	0.2

The sale and leaseback transactions relating to vessels were all classified as financing arrangements prior to implementation of IFRS 16 and did not result in derecognition of the underlying assets as control was retained by the Group. During 2020, the vessels were disposed.

NOTE 7 - continued

USDm	Vessels and capitalized dry-docking	Land and buildings	Other plant and operating equipment

Cost:
Balance as of 1 January 2019	43.3	-	-
Adjustment on transition to IFRS 16	-	9.9	0.3
Additions	1.8	0.5	0.4
Disposals	-2.7	-	-0.1
Balance as of 31 December 2019	42.4	10.4	0.6

Depreciation:
Balance as of 1 January 2019	13.4	-	-
Disposals	-2.7	-	-
Depreciation for the year	4.8	2.3	0.2
Balance as of 31 December 2019	15.5	2.3	0.2

Carrying amount as of 31 December 2019	26.9	8.1	0.4

TORM  ANNUAL REPORT 2020

NOTE 7 - continued

The table below describes the nature of the Group’s leasing activities by type of right-of-use asset recognized on the balance sheet:

	Vessels and capitalized dry-docking	Land and buildings	Other plant and operating equipment

No. of right-of-use assets leased		10	15
Range of remaining term		0-7 years	0-5 years
Average remaining lease term		2.6 years	1.2 years
No. of leases with extension options		10	15
No. of leases with options to purchase		-	-
No. of leases with termination options		8	15

Lease liabilities regarding right-of-use assets are included on the balance sheet under “Borrowings”.

USDm	2020	2019
Maturity analysis - contractual undiscounted cash flow
Less than one year	2.8	7.5
One to five years	5.9	27.6
More than five years	0.1	0.1
Total undiscounted lease liabilities as of 31 December	8.8	35.2

Lease liabilities included under “Borrowings” as of 31 December	8.3	30.6

Non-current	6.2	10.2
Current	2.1	20.4

Extension and termination options are included in several leases in order to optimize operational flexibility in terms of managing contracts. The lease term determined by TORM is the non-cancellable period of a lease, together with any extension/termination options if these are/are not reasonably certain to be exercised.

NOTE 7 - continued

Lease payments not recognized as a liability
The Group has elected not to recognize a lease liability for short-term leases (leases of an expected term of 12 months or less) or for leases of low value assets. Payments made under such leases are expensed on a straight-line basis. The expenses relating to payments not recognized as a lease liability are insignificant.

Administrative expenses
The total cash outflow for leases, USD 2.3m, is presented as “Depreciation” of USD 1.9m and “Financial expenses” (interest) of USD 0.4m,.

Financial expenses
Financial expenses for the reporting periods:
USDm	2020	2019	2018
Interest expenses:
Financial expenses arising from lease liabilities regarding right-of-use assets	1.5	2.4	2.3
Other financial expenses	48.4	39.5	37.0
Total	49.9	41.9	39.3

TORM  ANNUAL REPORT 2020

NOTE 8 – IMPAIRMENT TESTING

As of 31 December 2020, Management tested the carrying amount of its fleet for impairment within CGUs, being the Main Fleet and the two Handysize vessels. Each CGU sits within a single reportable segment – the Tanker Segment – and comprises the following groups of vessels:

Main Fleet: Comprising TORM’s LR1/LR2 and MR vessels, the Main Fleet is operated collectively as a combined internal pool, employed principally in the spot market and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications. All vessels in the Main Fleet are able to handle multiple sizes of refined oil cargoes and sail all seas and oceans, over both shorter and long distances. Given the technical specifications and capacity of vessels, the Main Fleet is relatively homogenous with a very high degree of interoperability.

Handysize: Comprising two product tankers with a cargo carrying capacity of 35,000–37,000 dwt, these smaller vessels are typically used in shorter and coastal trade routes, including for transportation of various clean petroleum products within Europe and in the Mediterranean.

As of 31 December 2019, Management performed an impairment test of the recoverable amount of significant assets within a single cash-generating unit - the Tanker Segment. Management decided to split out the Handysize vessels  into separate CGUs because the cash inflows generated by these vessels are now determined to be independent of the Main Fleet, which is predominantly deployed in the global spot market.

In both years, the recoverable amount of the CGUs was based on their value in use. The results of impairment testing are summarized as follows:
	Impairment losses		Reversals of impairment losses		Discount rate		Recoverable amount
	2020	2019	2020	2019	2020	2019	2020	2019
CGU	USDm	USDm	USDm	USDm	%	%	USDm	USDm
Main Fleet	-		-		7.0		1,717
Handysize	5.5		-		7.0		27
Total	5.5	Nil	-	120		7.5	1,744	1,883

Based on this review, Management concluded that as of 31 December 2020
• Assets within the Main Fleet were not impaired as the value in use was in line with the carrying amount
• The two Handy vessels were impaired with USD 5.5m in total as the calculated value in use was lower than the carrying amount on a vessel by vessel basis

Since there is no headroom between the value in use and carrying value of the Main Fleet, the impairment test is therefore sensitive to reasonably possible changes in key assumptions. These sensitivities are set out on the next page.

NOTE 8 - continued

As of 31 December 2019, the value in use exceeded the carrying amount and Management concluded that the impairment test provided the basis for a full reversal of the USD 185m impairment charge recorded in 2016, after excluding the portion of the 2016 charge that related to goodwill and vessels that have been subsequently sold. The impairment reversal has also been capped at USD 120m to ensure that the carrying value of the Tanker Segment does not exceed the carrying value that would have arisen, if the 2016 impairment charge had not been recorded. The reversal has arisen primarily due to improvements in prevailing freight rates and a reduction in discount rate.

KEY ASSUMPTIONS USED IN THE DETERMINATION OF VALUE IN USE
The assessment of the value in use of each CGU was based on the net present value of the expected future cash flows. The freight rate estimates in the period 2021-2023 are based on the Company's business plans. Beyond 2023, the freight rates are based on TORM’s 10-year historical average rates, adjusted for expected inflation of 2%. The Company believes that the approach used for long-term rates appropriately reflects the cyclical nature of the shipping industry and is the most reliable estimate for periods beyond those included in its three-year business plan.

The Company’s business plans for 2021-2023 and beyond also include the anticipated benefit arising from the installation of scrubbers on certain of the Group’s vessels (the “scrubber premium”), based on current market differentials between the cost of heavy and low sulphur fuel oil.

The discount rate used in the value in use calculation is based on a Weighted Average Cost of Capital (WACC) of 7.0% as of 31 December 2020 (2019: 7.5%, 2018: 8.3%). WACC is calculated by using a standard WACC model in which cost of equity, cost of debt and capital structure are the key parameters.

As of 31 December 2020, the 10-year historical average spot freight rates used in the value in use calculation are as follows:

•	LR2: USD/day 18,884 (2019: USD/day 17,986, 2018: USD/day 18,003)
•	LR1: USD/day 17,443 (2019: USD/day 17,060, 2018: USD/day 16,907)
•	MR: USD/day 16,076 (2019: USD/day 15,802, 2018: USD/day 15,349)
•	Handysize: USD/day 13,435 (2019: USD/day 13,601, 2018: USD/day 13,968)

TORM  ANNUAL REPORT 2020

NOTE 8 - continued

Operating expenses and administrative expenses are estimated based on TORM's business plans for the period 2021-2023. Beyond 2023, operating expenses are adjusted for 2% inflation (2019: 2%) and administrative expenses are adjusted for 2% inflation (2019: 2%).

The product tankers are expected to generate normal income for 25 years from delivery from the shipyard. Given the current age profile of the tanker fleet, the average remaining life would be approximately 15 years (2019: approximately 15 years).

Since there is no headroom between the value in use and carrying value, the impairment test is sensitive to reasonably possible changes in the key assumptions, which may result in future impairments. These are related to the future development in freight rates, the WACC applied as discounting factor in the calculations, the development in operating expenses. All other things being equal, the sensitivities to the value in use have been assessed as follows:

•
An increase/decrease in the tanker freight rates of USD/day 1,000 would result in an increase/decrease in the value in use of USD 248m and USD 6m for the Main Fleet and the two Handy vessels respectively.

•
A decrease in WACC of 1.0% would result in an increase in the value in use of USD 140m and USD 2m for the Main Fleet and the two Handy vessels respectively. An increase in WACC of 1% would result in a decrease in the value in use of USD 124m and USD 2m for the Main Fleet and the two Handy vessels respectively.

•	An increase/decrease in operating expenses of 10.0% would result in a decrease/increase in the value in use of USD 175m and USD 4m for the Main Fleet and the two Handy vessels respectively.

As outlined above, the impairment test has been prepared on the basis that the Company will continue to operate its vessels as a fleet in the current set-up.

The fair value based on broker values for vessels in the Main Fleet including the order book and chartered-in vessels was USD 1,577m (2019: USD 1.758m), which is USD 245m below the carrying amount (2019: which was USD 42m below the carrying amount). The fair value based on broker values for the Handy vessels was 22m (2019: USD 27m), which is USD 10m below the carrying amount (2019: which was USD 6m below the carrying amount).

NOTE 9 – FINANCIAL ITEMS

USDm	2020	2019	2018
Financial income
Interest income from cash and cash equivalents, including restricted cash ¹⁾	0.5	2.5	2.7
Exchange rate adjustments, including gain from forward exchange rate contracts	-	0.3	0.6
Total	0.5	2.8	3.3

Financial expenses
Interest expenses on mortgage and bank debt ¹⁾	47.1	39.3	35.7
Exchange rate adjustments, including loss from forward exchange rate contracts	1.0	0.2	0.1
Commitment fee	1.5	1.9	2.6
Other financial expenses	0.3	0.5	0.9
Total	49.9	41.9	39.3

Total financial items	-49.4	-39.1	-36.0

¹⁾ Interest for financial assets and liabilities not at fair value through profit and loss.

TORM  ANNUAL REPORT 2020

NOTE 10 – FREIGHT RECEIVABLES

USDm	2020	2019	2018
Analysis as of 31 December of freight receivables:
Gross freight receivables:
Not due	17.9	39.8	44.0
Due < 30 days	10.8	22.5	18.8
Due between 30 and 180 days	23.7	25.3	20.5
Due > 180 days	12.0	6.0	4.4
Total gross	64.4	93.6	87.7
Allowance for expected credit loss	5.8	3.7	1.7
Total net	58.6	89.9	86.0

As of 31 December 2020, freight receivables included receivables at a value of USD 0.0m (2019: USD 0.0m 2018: USD 0.0m) that are individually determined to be impaired to a value of USD 0.0m (2019: USD 0.0m, 2018: USD 0.0m).

Management makes allowance for expected credit loss based on the simplified approach to provide for expected credit losses, which permits the use of the lifetime expected loss provision for all trade receivables. Expected credit loss for receivables overdue more than 180 days is 25%-100%, depending on the category of the receivable. Expected credit loss for receivables overdue more than one year is 100%.

Movements in provisions for impairment of freight receivables during the year are as follows:

USDm	2020	2019	2018
Allowance for expected credit loss
Balance as of 1 January	3.7	1.7	1.3
Adjustment to prior years	-	1.5	-
Provisions for the year	3.1	2.4	1.7
Provisions reversed during the year	-1.0	-1.9	-1.0
Provisions utilized during the year	-	-	-0.3
Balance as of 31 December	5.8	3.7	1.7

Allowance for expected credit loss of freight receivables have been recognized in the income statement under “Port expenses, bunkers and commissions”.

Allowance for expected credit loss of freight receivables is calculated using an ageing factor as well as a specific customer knowledge and is based on a provision matrix on days past due.

All allowance for expected credit loss relates to receivables Due > 180 days.

NOTE 11 – OTHER RECEIVABLES

USDm	2020	2019	2018
Partners and commercial managements	-	1.9	-
Derivative financial instruments	4.5	0.5	3.7
Other (2020: including escrow account USD 14.9m)	20.4	2.3	2.6
Balance as of 31 December	24.9	6.2	7.5

No significant other receivables are past due or credit impaired.

The carrying amount is a reasonable approximation of fair value due to the short-term nature of the receivables. Please refer to note 21 for further information on fair value hierarchies.

NOTE 12 – TAX

USDm	2020	2019	2018
Tax for the year
Current income tax for the year	0.4	0.9	0.8
Adjustments related to previous years	0.1	-0.4	-0.1
Adjustment of deferred tax liability	-	-	0.1
Income tax charge for the year	0.5	0.5	0.8
Tonnage tax charge for the year	0.9	0.3	0.8
Total	1.4	0.8	1.6

The majority of the Group's taxable income is located in Denmark, and therefore the majority of the tax base is subject to Danish tax legislation. As such, the Group has elected to participate in the Danish tonnage tax scheme; the participation is binding until 31 December 2024.

The Group expects to participate in the tonnage tax scheme after the binding period and, as a minimum, to maintain an investing and activity level equivalent to that at the time of entering the tonnage tax scheme.

Under the Danish tonnage tax scheme, income and expenses from shipping activities are not subject to direct taxation, and accordingly an effective rate reconciliation has not been provided, as it would not provide any meaningful information. Instead, the taxable income is calculated from:

•	The net tonnage of the vessels used to generate the income from shipping activities
•	A rate applicable to the specific net tonnage of the vessel based on a sliding scale

Corporate income tax is primarily levied on the Group’s non-vessel related activities outside Denmark. The effective tax rate of the Group is 1.6% (2019: 0.5%, 2018: 4.7%).

TORM  ANNUAL REPORT 2020

NOTE 12 - continued

USDm	2020	2019	2018
Deferred tax liability
Balance as of 1 January	-	-	-
Deferred tax for the year	-	-	0.1
Adjustments related to previous years	-	-	-0.1
Balance as of 31 December	-	-	-

No deferred tax is recognized related to assets and liabilities, including vessels, which are subject to tonnage taxation.

USDm	2020	2019	2018
Non-current tax liability related to held over gains
Balance as of 1 January	44.9	44.9	44.9
Balance as of 31 December	44.9	44.9	44.9

The non-current tax liability related to held over gains is the undiscounted income tax payable calculated on the realized gain on sale of vessels that came from corporate income taxation into the Danish tonnage tax scheme upon initial application in 2001 (the held over gain reflected in the transition account under the Danish tonnage tax scheme). This tax liability will become payable, in part or in full, if the Danish owned fleet of vessels is significantly or fully disposed of, or if operated to end of useful life and sold for scrap.

If TORM discontinues its participation in the Danish tonnage tax scheme, a deferred tax liability would arise in relation to the vessels held by the Group and taken out of the tonnage tax scheme.  Management considers this to be a remote scenario.
The Group operates in a wide variety of jurisdictions, in some of which the tax law is subject to varying interpretations and potentially inconsistent enforcement. As a result, there can be practical uncertainties in applying tax legislation to the Group's activities. Whilst the Group considers that it operates in accordance with applicable tax law, there are potential tax exposures in respect of its operations, the impact of which cannot be reliably estimated but could be material.

NOTE 13 – COMMON SHARES AND TREASURY SHARES

Common shares		2020	2019	2018
	Nominal value per share (USD)	Number of shares	Number of shares	Number of shares
A-shares	0.01	74,855,929	74,748,248	74,218,846
B-shares	0.01	1	1	1
C-shares	0.01	1	1	1
Total		74,855,931	74,748,250	74,218,848

The A-shares are listed on Nasdaq OMX Copenhagen and Nasdaq in New York and are publicly available for trading. Each A-share carries one vote at the general meeting and gives the shareholders right to dividends, liquidation proceeds or other distributions. The A-shares carry no other rights or obligations.

The B-share has one vote at the general meeting, has no pre-emption rights in relation to any issue of new shares of other classes and carries no right to receive dividends, liquidation proceeds or other distributions from TORM. The holder of the B-share has the right to elect one member to the Board of Directors (being the Deputy Chairman), up to three alternates as well as one Board Observer. The B-share cannot be transferred or pledged, except for a transfer to a replacement trustee.

TORM  ANNUAL REPORT 2020

NOTE 13 - continued

The C-share represents 350,000,000 votes at the general meeting in respect of certain Specified Matters, including election of members to the Board of Directors (including the Chairman but excluding the Deputy Chairman) and certain amendments to the Articles of Association proposed by the Board of Directors. The C-share has no pre-emption rights in relation to any issue of new shares of other classes and carries no right to receive dividends, liquidation proceeds or other distributions from TORM. The C-share cannot be transferred or pledged, except to an affiliate of Njord Luxco.

The B-share and the C-share are redeemable by TORM in the event that (i) TORM has received written notification from Njord Luxco (or its affiliates) that Njord Luxco and its affiliates (as defined in the Articles of Association) hold less than 1/3 in aggregate of TORM’s issued and outstanding shares, (ii) five business days have elapsed from the Board of Directors’ receipt of such written notice either without any Board member disputing such notice or with at least 2/3 of the Board members confirming such notice and (iii) both of the B-share and the C-share are redeemed at the same time.

Issued warrants
Key management participates in an LTIP program, which gives the right to buy TORM shares at a predefined share price. Please refer to note 3.

Treasury shares	2020	2019	2018
Number of shares ('000)
Balance as of 1 January	312.9	312.9	312.9
Additions	180.5	-	-
Cancellations	-	-	-
Disposals	-	-	-
Balance as of 31 December	493.4	312.9	312.9

NOTE 13 - continued

Treasury shares - continued	2020	2019	2018
Nominal value USD '000
Balance as of 1 January	3.1	3.1	3.1
Additions	1.8	-	-
Cancellations	-	-	-
Disposals	-	-	-
Balance as of 31 December	4.9	3.1	3.1

Percentage of share capital
Balance as of 1 January	0.4%	0.4%	0.5%
Additions	0.2%	-	-
Cancellations	-	-	-
Disposals	-	-	-
Dilution, due to capital increases	0.1%	0.0%	-0.1%
Balance as of 31 December	0.7%	0.4%	0.4%

The total consideration for the treasury shares was USD 1.4m (2019: USD 0.0m, 2018: USD 0.0m). As of 31 December 2020, the Company's holding of treasury shares represented 493,371 shares (2019: 312,871 shares, 2018: 312,871 shares) of USD 0.01 each at a total nominal value of USD 0.0m (2019: USD 0.0m, 2018: USD 0.0m) and a market value of USD 3.7m (2019: USD 3.5m, 2018: USD 2.1m).

NOTE 14 – OTHER LIABILITIES
USDm	2020	2019
Partners and commercial managements	-	0,5
Accrued operating expenses	14,3	14,1
Accrued interest	3,1	4,0
Wages and social expenses	16,8	14,3
Derivative financial instruments	24,7	12,3
Payables to joint ventures	-	0,1
Other	0,9	2,0
Balance as of 31 December	59,8	47,3

The carrying amount is a reasonable approximation of fair value due to the short-term nature of the receivables. Please refer to note 21 for further information on fair value hierarchies.

TORM  ANNUAL REPORT 2020

NOTE 15 - EFFECTIVE INTEREST RATE, OUTSTANDING BORROWINGS

As of 31 December 2020, no drawdown had been made on the USD 45m Working Capital Term Facility and USD 87.2 is undrawn on the BoComm Facility.

Please refer to note 2 for further information on the Company’s liquidity and capital resources and notes 20 and 21 for further information on interest rate swaps and financial risks.

		2020			2019			2018
USDm	Fixed/ floating	Maturity	Effective interest¹⁾	Carrying value²⁾	Maturity	Effective interest¹⁾	Carrying value²⁾	Maturity	Effective interest¹⁾	Carrying value²⁾
BORROWINGS
DSF Facility 1 (USD)	Floating	-	-	-	2021	4.7%	50.0	2021	5.6%	64.1
TFA Facility 1 (USD)	Floating	-	-	-	2021	5.1%	237.3	2021	6.0%	331.3
DSF Facility 2 (USD)	Floating	-	-	-	2021	4.7%	48.2	2021	5.6%	52.4
DSF Facility 3 (USD)	Floating	-	-	-	2022	4.7%	21.8	2022	5.6%	24.3
TFA Facility 2 (USD)	Floating	-	-	-	2022	5.1%	75.2	2022	5.4%	103.7
ING (USD)	Floating	-	-	-	2024	4.1%	35.5	2024	4.6%	42.0
ABN AMRO (USD)	Floating	-	-	-	2024	4.2%	21.1	-	-	-
DSF Facility 4 (USD)	Floating	-	-	-	2026	4.4%	86.5	-	-	-
CEXIM (USD)	Floating	2030	3.2%	96.4	2030	4.4%	104.0	2030	5.3%	111.7
Term Facility	Floating	2026	3.0%	299.1	-	-	-	-	-	-
DSF Facility	Floating	2027	2.9%	150.3	-	-	-	-	-	-
HCOB Facility	Floating	2025	4.3%	81.2	-	-	-	-	-	-
HCOB Facility 2	Floating	2025	3.9%	33.3	-	-	-	-	-	-
KFW Facility	Floating	2032	3.3%	22.0	-	-	-	-	-	-
KFW Facility 2	Floating	2032	3.3%	22.0	-	-	-	-	-	-
Bocomm (USD)⁴⁾	Floating	2025	4.1%	57.8	2025	5.5%	63.9	-	-	-
Springliner (USD)⁴⁾	Fixed	2026	4.8%	36.0	2026	5.5%	60.3	2022	8.9%	25.3
Eifuku (USD)⁴⁾	Floating	2026	3.9%	24.1	2026	5.3%	25.7	-	-	-
Showa (USD)⁴⁾	Floating	2024	3.3%	23.0	2024	5.1%	25.2	-	-	-
Weighted average effective interest rate			3.4%			4.9%			5.8%
Carrying value				845.2			854.7			754.8

Hereof non-current ³⁾				742.6			756.0			659.4
Hereof current ³⁾				102.6			98.7			95.4

¹⁾ Effective interest rate includes deferred and amortized bank fees.
²⁾ Because of the floating interest rate, the carrying value of the Group's borrowings is approximately equal to the fair value. The carrying value is excluding capitalized bank fees recognized in the balance sheet as well as lease liabilities regarding right-of-use assets recognized under Land and buildings and Other plant and equipment.

³⁾ Split between current and non-current is based on terms in effect at 31 December 2019, without consideration to the refinancing taking place in 2020.
⁴⁾ Financial lease.

TORM  ANNUAL REPORT 2020

NOTE 16 – COLLATERAL SECURITY FOR BORROWINGS

The total carrying amount for vessels that have been provided as security amounts to USD 1,711m as of 31 December 2020 (2019: USD 1,675m), including transferred ownership under sale and leaseback arrangements, where the vessels are not derecognized and where vessels are provided as security for the leasing financing.

Please refer to note 1 for further information.

NOTE 17 – GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES

The guarantee commitments of the Group are less than USD 0.1m (2019: USD 0.1m) and relate to guarantee commitments to Danish Shipping Finance.

In 2020 the Group was involved in two cargo claims please refer to note 26 for further information.

The Group is involved in certain other legal proceedings and disputes. It is Management's opinion that the outcome of these proceedings and disputes will not have any material impact on the Group's financial position, results of operations and cash flows.

NOTE 18 – CONTRACTUAL RIGHTS AND OBLIGATIONS

TORM has various contractual obligations and commercial commitments to make future payments including lease obligations, purchase commitments, interest payments and repayment of mortgage debt and bank loans.

The following table summarizes the Group's contractual obligations as of 31 December 2020.

USDm	2021	2022	2023	2024	2025	Thereafter	Total
Borrowings ¹⁾	101.8	101.9	102.1	114.4	106.9	315.3	842.4
Interest payments related to scheduled interest fixing	32.3	25.3	21.1	17.6	12.4	12.4	121.1
Estimated variable interest payments ²⁾	0.2	0.4	0.6	0.9	1.4	6.1	9.6
Newbuilding installments ³⁾	62.5	38.1	-	-	-	-	100.6
Committed scrubber installations	4.9	-	-	-	-	-	4.9
Trade payables and other obligations	42.7	-	-	-	-	-	42.7
Total	244.4	165.7	123.8	132.9	120.7	333.8	1,121.3

¹⁾ The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of USD 10.9m (2019: USD 8.0m), which are amortized over the term of the loans. Borrowing costs capitalized during the year amount to USD 7.5m (2019: USD 5.8m).

²⁾ Variable interest payments are estimated based on the forward rates for each interest period including hedging instruments.
³⁾ As of 31 December 2020, TORM had two contracted newbuildings to be delivered during 2021 -2022; (2019: four) ; 3 delivered during 2020 and 1 to be delivered during 2021. Commitments regarding newbuilding installments are in excess of the prepayments included in [note 6.]

TORM  ANNUAL REPORT 2020

NOTE 18 – continued

The following table summarizes the Group's contractual obligations as of 31 December 2019.
USDm	2020	2021	2022	2023	2024	Thereafter	Total
Borrowings	101,2	326,9	119,5	30,8	82,8	202,2	863,4
Interest payments related to scheduled interest fixing	33,8	25,4	13,1	10,0	8,0	6,9	97,2
Estimated variable interest payments	4,3	6,7	4,4	3,6	3,5	11,6	34,1
Newbuilding installments	51,2	-	-	-	-	-	51,2
Committed scrubber installations	32,0	-	-	-	-	-	32,0
Trade payables and other obligations	76,3	-	-	-	-	-	76,3
Total	298,8	359,0	137,0	44,4	94,3	220,7	1.154,2

The following table summarizes the reconciliation of liabilities arising from financing activities:

		Cash		Non-cash	Non-cash
USDm	Opening balance as of 1 January 2020	Borrowings	Repayments	Changes in fair value	Other changes¹⁾	End balance as of 31 December 2020
Borrowings	855.4	734.3	-746.5	-	-0.8	842.4
Total	855.4	734.3	-746.5	-	-0.8	842.4

¹⁾ Primarily due to implementation of IFRS 16.
²⁾ The contractual obligations relating to lease liabilities arising from land and buildings and other plant and operating equipment amount to USD 8.3m (2019: USD 8.7m) and the contractual value of lease liabilities relating to vessels and capitalized dry-dockings amount to USD 0.0m (2019: USD 21.9m). For further detail please refer to note 7.

TORM has contractual rights to receive future payments as lessor of vessels on time charter and bareboat charter.

The following table summarizes the Group's contractual rights as of 31 December 2020

USDm	2021	2022	2023	2024	2025	Thereafter	Total
Contractual rights - as lessor:
Charter hire income for vessels ⁵⁾	29.8	2.3	-	-	-	-	32.1
Total	29.8	2.3	-	-	-	-	32.1

⁵⁾ Charter hire income for vessels on time charter and bareboat charter is recognized under "Revenue". The average period until redelivery of the vessels for the period ended 31 December 2020 is 1.0 year (2019: 1.0year).

TORM  ANNUAL REPORT 2020

NOTE 19 – DERIVATIVE FINANCIAL INSTRUMENTS

Please refer to note 21 “Financial Instruments” for further information on fair value hierarchies.

USDm	2020	2019
Fair value of derivatives:
Derivative financial instruments regarding freight and bunkers:
Forward freight agreements	-3.2	-0.3
Bunker swaps	4.5	0.0

Derivative financial instruments regarding interest and currency exchange rate:
Forward exchange contracts	2.0	-0.4
Interest rate swaps	-23.5	-11.1
Fair value of derivatives as of 31 December	-20.2	-11.8

Derivative financial instruments are presented as below on the balance sheet:

USDm	Financial assets	Financial liabilities
2020
Offsetting financial assets and financial liabilities:
Gross amount	9.9	-30.1
Offsetting amount	-5.4	5.4
Net amount presented in the statement of financial position	4.5	-24.7

USDm	Financial assets	Financial liabilities
2019
Offsetting financial assets and financial liabilities:
Gross amount	0.7	-12.5
Offsetting amount	-0.2	0.2
Net amount presented in the statement of financial position	0.5	-12.3

NOTE 19 – continued

Hedging of risks with derivative financial instruments are made with a ratio of 1:1. Sources of ineffectiveness are mainly derived from differences in timing and credit risk adjustments. Any ineffective portions of the cash flow hedges are recognized in the income statement as financial items. Value adjustments of the effective part of cash flow hedges are recognized directly in comprehensive income. Gains and losses on cash flow hedges are upon realization transferred from the equity hedging reserve into the income statement.

TORM held at year end 2020 and 2019 the following derivative financial instruments designated as hedge accounting:

Hedge accounting			Expected maturity
2020	Notional value	Unit	2021	2022	After 2022
Forward exchange contracts (USD/DKK) ¹⁾	231.5	DKKm	231.5	-	-
Interest rate swaps ²⁾	757.5	USDm	318.0	84.0	355.5
Bunker swaps ³⁾	19,783	MT	19,783	-	-

¹⁾ The average hedge of USD/DKK currency was 6,4.
²⁾ The average interest rate was 2.11% plus margin.
²⁾ The average price of the hedging instruments was USD 326.9.

Hedge accounting			Expected maturity
2019	Notional value	Unit	2020	2021	After 2021
Forward exchange contracts (USD/DKK) ¹⁾	222.5	DKKm	222.5	-	-
Interest rate swaps ²⁾	597.8	USDm	120.5	239.5	237.8
Bunker swaps ³⁾	4,725	MT	4,725	-	-

¹⁾ The average hedge of USD/DKK currency was 6,5.
²⁾ The average interest rate was 2.33% plus margin.
²⁾ The average price of the hedging instruments was USD 652.0

TORM  ANNUAL REPORT 2020

NOTE 19 - continued

Interest rate swaps with a fair value of USD 23.5m (net loss) are designated as hedge accounting relationships to fix a part of TORM's interest payments during the period 2021-2026 with a notional value of USD 757.5m (2019: USD 597.8m, 2018: USD 512.8m).

The derivatives are not under central clearing but are settled on a bilateral basis with the counterparties. All contracts are settled in a net amount per counterparty, and therefore the net value per counterparty is presented in the financial statement.

Cash collateral of USD 43.8m (2019: USD 13.0m) has been provided as security for the agreements relating to derivative financial instruments, which does not meet the offsetting criteria in IAS 32, but it can be offset against the net amount of the derivative asset and derivative liability in case of default and insolvency or bankruptcy in accordance with associated collateral arrangements.

TORM did not enter into any enforceable netting arrangements.

Further details on derivative financial instruments are provided in note 20 and note 21.

Forward freight agreements of USD 1.9m (net gain) have been recognized in the income statement in 2020 (2019: USD 0.4m, 2018: USD -2.1m). FFAs are used to mitigate fluctuations in the freight rates of vessels with a duration of 0–24 months. The FFAs are not designated for hedge accounting.

Bunker swap agreements of USD 2.9m (net gain) have been recognized in the income statement in 2020 (2019: USD -0.1m, 2018: USD 1.1m). Bunker swaps with a duration similar to the period hedged are used to reduce the exposure to fluctuations in bunker prices for fixed voyages. Bunker swap agreements are designated as hedge accounting when appropriate.

Forward exchange contracts with a fair value of USD 2.0m (net gain) are designated as hedge accounting relationships to hedge a part of TORM's payments in 2020 regarding administrative and operating expenses denominated in DKK with a notional value of DKK 231.5m (2019: DKK 222.5m, 2018: DKK 250.0m).

TORM  ANNUAL REPORT 2020

NOTE 19 - continued

The table below shows realized amounts as well as fair value adjustments regarding derivative financial instruments recognized in the income statements and equity in 2020, 2019 and 2018.

	Income statement					Other comprehensive income	Equity
USDm	Revenue	Port expenses, bunkers and commissions	Financial items	Operating expenses	Administra-tive expenses	Adjustment to hedging reserve	Hedging reserves as of 31 December
2020
Forward freight agreements	1.9					-	-
Bunker swaps		2.9				1.1	0.8
Forward exchange contracts				-0.1	0.1	2.4	2.0
Interest rate swaps			-5.7			-12.4	-23.5
Total	1.9	2.9	-5.7	-0.1	0.1	-8.9	-20.7

2019
Forward freight agreements	0.4	-	-	-	-	-0.5	-
Bunker swaps	-	-0.1	-	-	-	0.9	-0.3
Forward exchange contracts	-	-	-	-2.0	-1.5	1.4	-0.4
Interest rate swaps	-	-	2.1	-	-	-13.8	-11.1
Total	0.4	-0.1	2.1	-2.0	-1.5	-12.0	-11.8

2018
Forward freight agreements	-2.1	-	-	-	-	0.9	0.5
Bunker swaps	-	1.1	-	-	-	-2.0	-1.2
Forward exchange contracts	-	-	-	0.1	0.2	-3.7	-1.8
Interest rate swaps	-	-	1.0	-	-	-2.3	2.8
Total	-2.1	1.1	1.0	0.1	0.2	-7.1	0.3
¹⁾ Fair value adjustments on hedging instruments added to the hedging reserves for interest rate swaps, are for 2020 USD -18.1, for 2019 -11.7m and for 2018 USD -1.3m.
²⁾ The hedging reserves as of 31 December of the derivatives used for cash flow hedge is equal to the entire fair value of the hedge instruments as no ineffectiveness has been identified and the reserve includes open hedge instruments, only.

Please refer to note 20 for further information on commercial and financial risks.

TORM  ANNUAL REPORT 2020

NOTE 20 – RISKS ASSOCIATED WITH TORM’S ACTIVITIES

TORM’s overall risk tolerance and inherited exposure to risks is divided into four main categories:

•	Long-term strategic risks
•	Industry and market-related risks
•	Operational and compliance risks
•	Financial risks

The risks described below under each of the four categories are considered to be among the most significant risks for TORM within each category.

LONG-TERM STRATEGIC RISKS
Industry-changing risks, such as the substitution of oil for other energy sources and radical changes in transportation patterns, are considered to have a relatively high potential impact but are long-term risks. Management continues to monitor long-term strategic risks to ensure the earliest possible mitigation of potential risks and develop necessary capabilities to exploit opportunities created by the same risks.

INDUSTRY AND MARKET-RELATED RISKS
Industry and market-related risk factors relate to changes in the markets and in the political, economic and physical environment that Management cannot control such as freight rates and vessel and bunker prices.

Freight rate fluctuations
The Company’s income is principally generated from voyages carried out by its fleet of vessels. As such, TORM is exposed to the considerable volatility that characterizes freight rates for such voyages.

It is the Company’s strategy to seek a certain exposure to this risk, as volatility also represents an opportunity because earnings historically have been higher in the day-to-day market compared to time charters. The fluctuations in freight rates for different routes may vary substantially. However, TORM is aiming at reducing the sensitivity to the volatility of such specific freight rates by actively seeking the optimal geographical positioning of the fleet and by optimizing the services offered to customers. Please refer to note 8 for details on impairment testing.

Tanker freight income is to a certain extent covered against general fluctuations through the use of physical contracts such as cargo contracts and time charter agreements with durations of 6-36 months. In addition, TORM uses derivative financial instruments such as forward freight agreements (FFAs) with coverage of typically 0-24 months forward, based on market expectations and in accordance with the Company’s risk management policies.

NOTE 20 - continued

During 2020, 14.4% (2019: 9.5%; 2018: 13.1%) of earning days equal to 26.216 deriving from the Company’s tankers was hedged in this way. Physical time charter contracts accounted for 41.9% (2019: 59.3%; 2018: 62.8%) of overall hedging. In 2020, the Company sold FFAs with a notional contract value of USD 165m (2019: USD 34.9m; 2018: USD 39.6m) and bought FFAs with a notional contract value of USD 52.7 m (2019: USD 22.5m; 2018: USD 18.8m). The total notional contract volume sold in 2020 was 8,799,000 metric tons (2019: 1,585,190 metric tons; 2018: 2,683,000 metric tons), and the total notional volume bought was 2,714,000 metric tons (2019: 1,295,000 metric tons; 2018: 1,447,000 metric tons). At the end of 2020, the coverage of available earning days for 2021 was 28.1% through time charters, current spot voyages, cargo contracts and FFAs (2019: 8.6%; 2018: 9.9%). No FFA had maturity beyond 2021.

FFA trade and other freight-related derivatives are subject to specific policies and guidelines approved by the Risk Committee, including trading limits, stop-loss policies, segregation of duties and other internal control procedures.

All things being equal and to the extent the Company’s vessels have not already been chartered out at fixed rates, a freight rate change of USD/day 1,000 would lead to the following changes in profit before tax based on the expected number of earning days for the coming financial year:

Sensitivity to changes in freight rates

USDm	2021	2020	2019

Decrease in freight rates of USD/day 1,000:
Changes in profit/loss before tax for the following year	-18.8	-25.4	-25.3
Changes in equity for the following year	-18.8	-25.4	-25.3

Sales and purchase price fluctuations
As an owner of vessels, TORM is exposed to risk associated with changes in the value of the vessels, which can vary considerably during their useful lives. As of 31 December 2020, the carrying value of the fleet was USD 1,722.5m (2019: USD 1,674.8m; 2018: USD 1,396.5m). Based on broker valuations, TORM’s fleet excluding undelivered newbuildings had a market value of USD 1,475.8m as of 31 December 2020 (2019: USD 1,632.6m; 2018: USD 1,322.1m).

TORM  ANNUAL REPORT 2020

NOTE 20 - continued

Bunker price fluctuations
The cost of fuel oil consumed by the vessels, known in the industry as bunkers, accounted for 52.5% (2019: 61.1%; 2018: 60.8%) of the total voyage costs in 2020 and is by far the biggest single cost related to a voyage.

TORM is exposed to fluctuations in bunker prices that are not reflected in the freight rates achieved by the Company. To reduce this exposure, TORM hedges part of its bunker requirements with oil derivatives in its entirety for all risks.

Bunker trade is subject to specific risk policies and guidelines approved by the Risk Committee including trading limits, stop-loss, stop-gain and stop-at-zero policies, segregation of duties and other internal control procedures.

In 2020, 14.6% (2019: 6.5%; 2018: 4.8%) of TORM’s bunker purchase was hedged through bunker hedging contracts. At the end of 2020, TORM had covered 15.6% equal to 88,339 metric tons (2019: 2.6%; 2018: 2.0%) of its bunker requirements for 2021 using hedging instruments at an average price of USD 388. No bunker derivatives had maturity beyond 2021. Total bunker exposure is estimated to be approximately 565,882 metric tons.

All things being equal, a price change of 10% per ton of bunker oil (without subsequent changes in freight rates) would lead to the following changes in expenditure based on the expected bunker consumption in the spot market:

Sensitivity to changes in the bunker price

USDm	2021	2020	2019

Increase in the bunker prices of 10% per ton:
Changes in profit/loss before tax for the following year	-22.0	-19.8	-20.7
Changes in equity for the following year	-22.0	-19.8	-20.7

OPERATIONAL AND COMPLIANCE RISKS
Operational risks are risks associated with the ongoing operations of the business and include risks such as safe operation of vessels, availability of experienced seafarers and staff, terrorism, piracy as well as insurance and counterparty risk.

NOTE 20 - continued

Insurance coverage
In the course of the fleet’s operation, various casualties, accidents and other incidents may occur that may result in financial losses for TORM. For example, national and international rules, regulations and conventions mean that the Company may incur substantial liabilities if a vessel is involved in an oil spill or emission of other environmentally hazardous agents.

In order to reduce the exposure to these risks, the fleet is insured against such risks to the extent possible. The total insurance program comprises a broad cover of risks in relation to the operation of vessels and transportation of cargo, including personal injury, environmental damage and pollution, cargo damage, third-party casualty and liability, hull and machinery damage, total loss and war. All TORM’s owned vessels are insured for an amount corresponding to their market value plus a margin to cover any fluctuations. Liability risks are covered in line with international standards. It is TORM’s policy to cooperate with financially sound international insurance companies with a credit rating of BBB or better, presently some 14-16 companies, along with two P&I clubs, to diversify risk. The P&I clubs are member of the internationally recognized collaboration, International Group of P&I clubs, and the Company’s vessels are each insured for the maximum amount available in the P&I system. At the end of 2020, the aggregate insured value of hull and machinery and interest for TORM’s owned vessels amounted to USD 1.9bn (2019: USD 1.8bn; 2018: USD 1.5bn).

Counterparty risk
Counterparty risk is an ever-present challenge demanding close monitoring to manage and decide on actions to minimize possible losses. The maximum counterparty risk associated is equal to the values recognized in the balance sheet. A consequential effect of the counterparty risk is loss of income in future periods, e.g. counterparties not being able to fulfill their responsibilities under a time charter, a contract of affreightment or an option. The main risk is the difference between the fixed rates under a time charter or a contract of affreightment and the market rates prevailing upon default. This characterizes the method for identifying the market value of a derivative instruments.

The Company has a close focus on its risk policies and procedures to ensure that risks managed in the day-to-day business are kept at agreed levels and that changes in the risk situation are brought to Management’s attention.

The Company’s counterparty risks are primarily associated with:
•	Receivables, cash and cash equivalents, including restricted cash
•	Contracts of affreightment with a positive fair value
•	Derivative financial instruments and commodity instruments with positive fair value

TORM  ANNUAL REPORT 2020

NOTE 20 - continued

Receivables, cash and cash equivalents, including restricted cash
The majority of TORM’s customers are companies that operate in the oil industry. It is assessed that these companies are, to a great extent, subject to the same risk factors as those identified for TORM.

A major part of the Company’s freight revenues stems from a small group of customers. In 2020, one customer accounted for 11% of the Company’s freight revenues (2019: one accounted for more than 10%; 2018: one customer accounted for 17%). The concentration of earnings on a few customers requires extra attention to credit risk. TORM has a credit policy under which continued credit evaluations of new and existing customers take place. For long-standing customers, payment of freight normally takes place after a vessel’s cargo has been discharged. For new and smaller customers, the Company’s credit risk is limited as freight is usually paid prior to the cargo’s discharge, or, alternatively, a suitable bank guarantee is placed in lieu thereof.

As a consequence of the payment patterns mentioned above, the Company’s receivables primarily consist of receivables from voyages in progress at year-end and outstanding demurrage. For the past five years, the Company has not experienced any significant losses in respect of charter payments or any other freight agreements. With regard to the collection of original demurrage claimed, the Company’s average stands at 96.9% (2019: 98.7%; 2018: 98.1%), which is considered to be satisfactory given the differences in interpretation of events. In 2020, demurrage represented 17.3% (2019: 13.1%; 2018: 13.3%) of the total freight revenues. Please see Note 1 for more details on recognition of demurrage claim into revenue.

Excess liquidity is placed on deposit accounts with major banks with strong and acceptable credit ratings or invested in secure papers such as American or Danish government bonds. Cash is invested with the aim of getting the highest possible yield while maintaining a low counterparty risk and adequate liquidity reserves for possible investment opportunities or to withstand a sudden drop in freight rates.

Derivative financial instruments and commodity instruments
In 2020, 100.0% (2019: 100.0%; 2018: 100.0%) of TORM’s forward freight agreements (FFAs) were cleared through clearing houses, effectively reducing counterparty credit risk by daily clearing of balances. Over-the-counter fuel swaps have restrictively been entered into with major oil companies, banks or highly reputed partners with a satisfactory credit rating. TORM also trades FX and interest derivatives. All such derivatives were done with investment grade counterparties.

Financial risks
Financial risks relate to the Company’s financial position, financing and cash flows generated by the business, including foreign exchange risk and interest rate risk. The Company’s liquidity and capital resources are described in Note 2.

NOTE 20 - continued

Foreign exchange risk
TORM uses USD as its functional currency because the majority of the Company’s transactions are denominated in USD. The foreign exchange risk is thereby limited to cash flows not denominated in USD. The primary risk relates to transactions denominated in DKK, EUR and SGD and relates to administrative and operating expenses.

The part of the Company’s expenses that is denominated in currencies other than USD accounts for approximately 80.9% (2019: 83.2%; 2018: 81.2%) for administrative expenses and approximately 23.8% (2019: 20.1%; 2018: 23.4%) for operating expenses. TORM’s expected administrative and operating expenses in DKK and EUR for 2021 are approximately DKK 393.5m, whereof 66.1% (2019: 63.0%; 2018: 64.1%) are hedged through FX forward contracts. All FX forward contracts have maturity within 2021, and TORM’s average hedge USD/DKK currency rate is 6.36. FX exposure is hedged in its entirety for all risks.

TORM assumes identical currency risks arising from exposures in DKK and EUR.

Sensitivity to changes in the USD/DKK and USD/EUR exchange rate
All things being equal, a change in the USD/DKK and USD/EUR exchange rate of 10% would result in a change in profit/loss before tax and equity as follows:

USDm	2021	2020	2019

Effect of a 10% increase of DKK and EUR:
Changes in profit before tax	-2.2	-2.0	-2.1
Changes in equity	-2.2	-2.0	-2.1

TORM  ANNUAL REPORT 2020

NOTE 20 - continued

Interest rate risk
TORM’s interest rate risk generally relates to interest-bearing borrowings. All the Company’s loans for financing vessels are denominated in USD. Please refer to Note 15 for additional information on borrowings. At the end of 2020, TORM has fixed 67.6% (2019: 61.6%; 2018: 70.3%) of the debt with interest rate swaps and fixed rate leasing corresponding to an amount of USD 571m. USD 537m of this amount is hedged at an interest rate of 2.11% plus margin with interest rate swaps with maturity in the period 2021-2026.

Most of TORM’s debt and interest hedging is based on USD LIBOR which was set to expire by the end of 2021, however, currently a proposal is under consultation that would postpone the cessation of some USD LIBOR settings to 30 June 2023.
As the expiration of LIBOR affects money market transactions worth trillions of dollars and preparations are being made by leading trade organizations, a smooth transition with insignificant risk to TORM is expected. TORM continues to monitor the progress of the negotiations towards a new reference rate.

Most of TORM’s debt and interest hedging is based on USD LIBOR which was set to expire by the end of 2021, however, currently a proposal is under consultation that would postpone the cessation of some USD LIBOR settings to 30 June 2023.
As the expiration of LIBOR affects money market transactions worth trillions of dollars and preparations are being made by leading trade organizations, a smooth transition with insignificant risk to TORM is expected. TORM continues to monitor the progress of the negotiations towards a new reference rate.

Sensitivity to changes in interest rates
All things being equal, a change in the interest rate level of 1%-point would result in a change in the interest rate expenses as follows:

USDm	2021	2020	2019

Effect of a 1%-point increase in interest rates:
Changes in profit/loss before tax for the following year	-3.7	-3.0	-2.4
Changes in equity for the following year	11.3	7.9	8.0

NOTE 20 - continued

LIQUIDITY RISK
TORM’s strategy is to ensure continuous access to funding sources by maintaining a robust capital structure and a close relationship with several financial partners. As of 31 December 2020, TORM’s loan portfolio was spread across eleven different banks.

As of 31 December 2020, TORM maintains a liquidity reserve of USD 136m in cash and cash equivalents including restricted cash combined with USD 132m in undrawn and committed credit facilities. Cash is only placed in banks with a high credit rating.

For further information on contractual obligations, including a maturity analysis, please refer to Note 18.

TORM  ANNUAL REPORT 2020

NOTE 21 – FINANCIAL INSTRUMENTS

Categories of financial assets and liabilities (USDm):		Observable input (level 2)	Financial instruments measured at fair value	Financial instruments measured at amortized cost	Total carrying value

2020:
Financial assets
Loan receivables	¹⁾	-	-	4.6	4.6
Freight receivables	¹⁾	-	-	58.6	58.6
Other receivables		4.5	4.5	20.4	24.9
Cash and cash equivalents, including restricted cash	¹⁾	-	-	135.6	135.6
Total		4.5	4.5	219.2	223.7

Financial liabilities
Borrowings	¹⁾ ²⁾	-	-	842.4	842.4
Trade payables	¹⁾	-	-	14.4	14.4
Other liabilities	¹⁾	24.7	24.7	35.1	59.8
Total		24.7	24.7	891.9	916.6

2019:
Financial assets
Loan receivables	¹⁾	-	-	4.6	4.6
Freight receivables	¹⁾		-	89.8	89.8
Other receivables		0.5	0.5	5.7	6.2
Cash and cash equivalents, including restricted cash	¹⁾	-	-	72.5	72.5
Total		0.5	0.5	172.6	173.1

Financial liabilities
Borrowings	¹⁾ ²⁾	-	-	855.4	855.4
Trade payables	¹⁾	-	-	47.1	47.1
Other liabilities	¹⁾	12.3	12.3	35.0	47.3
Total		12.3	12.3	937.5	949.8

¹⁾ Due to the short maturity, the carrying value is considered to be an appropriate expression of the fair value.
²⁾ See note 15.
³⁾ Derivative financial instruments are presented within the balance sheet line Other receivables and Other liabilities.
TORM  ANNUAL REPORT 2020

NOTE 25 – ENTITIES IN THE GROUP

NOTE 21 - continued

FAIR VALUE HIERARCHY FOR FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE IN THE BALANCE SHEET
Below please find the fair value hierarchy for financial instruments measured at fair value in the balance sheet. The financial instruments in question are grouped into levels 1 to 3 based on the degree to which the fair value is observable.
•
Level 2 fair value measurements are those derived from input other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

METHODS AND ASSUMPTIONS IN DETERMINING FAIR VALUE OF FINANCIAL INSTRUMENTS

Derivative part of other receivables and other payables
The fair value of derivatives in other receivables and other payables is measured using accepted valuation methods with input variables such as yield curves, forward curves, spreads, etc. and compared to financial counterparties to ensure acceptable valuations. The valuation methods discount the future fixed and estimated cash flows and valuation of any option elements.

NOTE 22 – RELATED PARTY TRANSACTIONS

The Company's ultimate controlling party is Oaktree Capital Group, LLC, a limited liability company incorporated in the USA. The immediate controlling shareholder is Njord Luxco.

Shareholders' contribution and dividends paid are disclosed in the consolidated statement of changes in equity. Dividends to related parties are paid out on the basis of the related parties’ ownership of shares.

The remuneration of key management personnel, which consists of the Board of Directors and the Executive Director, is disclosed in note 3.

During 2020, TORM did transactions with its joint venture producing scrubbers for the TORM fleet amounting to USD 11.7m in total (2019: 26.1m). The joint venture will continue to assist TORM in installing scrubbers in 2021.

NOTE 23 – ASSETS HELD FOR SALE AND NON-CURRENT ASSETS SOLD
DURING THE YEAR

During 2020, TORM sold eight vessels all of which were delivered to the new owners during the year. The sales resulted in a profit from sale of vessels of USD 1.1m and impairment losses on tangible assets of USD 5.5m. No assets were held for sale as at 31 December 2020.

During 2019, TORM sold eight vessels, of which seven were delivered to the new owners during 2019, and one vessel was delivered in Q1 2020 (presented as “assets held for sale” as of 31 December 2019). The sales resulted in a profit from sale of vessels of USD 1.2m and impairment losses on tangible assets of USD 6.0m. During 2019, TORM sold eight vessels that were leased back to TORM and which have not been derecognized and where the proceeds provided of USD 157.8m have been presented as financial liabilities.

During 2018, TORM sold four vessels, of which three were delivered to the new owners during 2018, and one vessel was delivered in Q1 2019 (presented as “assets held for sale” as of 31 December 2018). The sales resulted in a profit from sale of vessels of USD 0.8m and an impairment loss on tangible assets of USD 3.2m.

NOTE 24 – CASH FLOWS

USDm	2020	2019	2018
Reversal of other non-cash movements:
Exchange rate adjustments	-0.2	-0.9	-
Share-based payments	1.7	1.9	2.0
Other adjustments	-0.4	-0.1	-
Total	1.1	0.9	2.0

USDm	2020	2019	2018
Change in bunkers, receivables and payables:
Change in bunkers	12.4	5.1	-6.2
Change in receivables	12.5	-2.5	-10.4
Change in prepayments	1.3	-0.7	1.5
Change in trade payables and other liabilities	-20.3	22.8	11.7
Other changes	18.9	-0.8	-2.2
Adjusted for fair value changes of derivative financial instruments	-8.9	-12.0	-7.1
Total	15.9	11.9	-12.7

TORM  ANNUAL REPORT 2020

Entity	Country
TORM plc	United Kingdom

Investments in subsidiaries ⁶⁾:
Entity	Country	Ownership ⁵⁾
TORM A/S	Denmark	100%
DK Vessel HoldCo GP ApS	Denmark	100%
DK Vessel HoldCo K/S	Denmark	100%
OCM (Gibraltar) Njord Midco Ltd ²⁾	Gibraltar	100%
OCM Njord Chartering Inc ²⁾	Marshall Islands	100%
OCM Singapore Njord Holdings Alice, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings Almena, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings Hardrada, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings St.Michaelis Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings St. Gabriel Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings Agnete, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings Alexandra, Pte. Ltd	Singapore	100%
OCM Holdings Mrs Inc. ²⁾	Marshall Islands	100%
OCM Njord Anne Inc. ²⁾	Marshall Islands	100%
OCM Njord Freya Inc. ²⁾	Marshall Islands	100%
OCM Njord Gerd Inc. ²⁾	Marshall Islands	100%
OCM Njord Gertrud Inc. ²⁾	Marshall Islands	100%
OCM Njord Gunhild Inc. ²⁾	Marshall Islands	100%
OCM Njord Helene Inc. ²⁾	Marshall Islands	100%
OCM Njord Helvig Inc. ²⁾	Marshall Islands	100%
OCM Njord Ingeborg Inc. ²⁾	Marshall Islands	100%
OCM Njord Mary Inc. ²⁾	Marshall Islands	100%
OCM Njord Ragnhild Inc. ²⁾	Marshall Islands	100%

Investments in subsidiaries ⁶⁾ - continued:
Entity	Country	Ownership ⁵⁾
OCM Njord Thyra Inc.²⁾	Marshall Islands	100%
OCM Njord Valborg Inc. ²⁾	Marshall Islands	100%
OCM Njord Vita Inc. ²⁾	Marshall Islands	100%
OMI Holding Ltd.	Mauritius	100%
TORM Crewing Service Ltd.	Bermuda	100%
TORM Shipping India Private Limited ⁴⁾	India	100%
TORM Singapore Pte. Ltd.	Singapore	100%
TORM USA LLC	USA	100%
VesselCo 1 K/S ³⁾	Denmark	100%
VesselCo 3 K/S ³⁾	Denmark	100%
VesselCo 5 K/S ³⁾	Denmark	100%
VesselCo 6 K/S ¹⁾³⁾	Denmark	100%
VesselCo 6 Pte. Ltd.	Singapore	100%
VesselCo 7 Pte. Ltd. ³⁾	Singapore	100%
VesselCo 8 Pte. Ltd.	Singapore	100%
VesselCo 9 Pte. Ltd.	Singapore	100%
VesselCo 10 Pte. Ltd.	Singapore	100%
VesselCo 11 Pte. Ltd.	Singapore	100%
TORM SHIPPING (PHILS.), INC.	Philippines	25%
VesselCo A ApS ³⁾	Denmark	100%
VesselCo C ApS ³⁾	Denmark	100%
VesselCo E ApS ³⁾	Denmark	100%
VesselCo F ApS ¹⁾,³⁾	Denmark	100%

¹⁾ Entities added in the financial year ended 31 December 2018.
²⁾ Entities dissolved in the financial year ended 31 December 2018.
³⁾ Entities dissolved in the financial year ended 31 December 2020.
⁴⁾ Entities with different reporting periods: TORM Shipping India have a Financial reporting period that runs from 1.April to 31. March as required by Indian laws and legislations
⁵⁾ For all subsidiaries, ownership and voting rights are the same except for TORM SHIPPING (PHILS.), INC where voting rights are 100%.
⁶⁾ All subsidiaries are consolidated in full.

TORM  ANNUAL REPORT 2020

NOTE 25 - continued

The table below shows the registered addresses for the companies mentioned above:

Denmark	India	Philippines	Singapore
Tuborg Havnevej 18	2nd Floor	7th Floor	6 Battery Road #27-02
DK-2900 Hellerup	Leela Business Park	Salcedo Towers, 169	Singapore 049909
Denmark	Andheri-Kurla Road	HV dela Costa Street	Singapore
	Andheri (E)	Salcedo Village,
	Mumbai 400059	Makati City
	India	Philippines 1227

United Kingdom	USA	Marshall Islands	Mauritius
Birchin Court	Suite 710	c/o The Trust	c/o Temple Corporate
20 Birchin Lane	2500 City West	Company of	Services
London, EC3V 9DU	Boulevard	Marshall Islands, Inc.	Temple Court 2,
United Kingdom	77042, Houston, Texas	P.O. Box 2095	Labourdonnais Street
	USA	Reston VA 20195-0095	Port Louis
		USA	Mauritius

Bermuda	Gibraltar	Hong Kong
c/o Estera Services	57/63 Line Wall Road	Room A, 7/F
(Bermuda Limited)	GX11 1AA	China Overseas Bldg.
Canon's Court	Gibraltar	139 Hennessy Road
22 Victoria Street		Wanchai
PO Box 1624		Hong Kong
Hamilton HM GX
Bermuda

NOTE 25 - continued

Interest in legal entities included as joint ventures:
			2020
Entity (USDm)	Country	% Control	Profit and loss from continuing operations	Other compre-hensive income	Total compre-hensive income
Long Range 2 A/S	Denmark	50%	-	-	-
LR2 Management K/S	Denmark	50%	-	-	-
Marine Exhaust Technology Ltd.	Hong Kong	28%	2.1	-	2.1

For registered addresses, please refer to the table above.

NOTE 26 - PROVISIONS

In 2020 the Group was involved in two cargo claims, both relating to one customer having issued indemnities to TORM for safe discharge of cargoes, and not being able to honor those indemnity obligations. Both cases involved irregular activities by the customer in relation to the handling of bills of lading. Legal action has been initiated by the Group in the UK and in India against the customer and a number of individual owners and management representatives. The Group has recognized provisions in the total amount of USD 18.3m relating to the two claims. The proceedings are ongoing and therefore the provisions recognized are subject to uncertainty related to both timing and amount.

TORM  ANNUAL REPORT 2020

NOTE 27 – EARNINGS PER SHARE AND DIVIDEND PER SHARE

	2020	2019	2018
EARNINGS PER SHARE

Net profit/(loss) for the year (USDm)	88.1	166.0	-34.8

Million shares
Weighted average number of shares	74.8	74.3	73.4
Weighted average number of treasury shares	-0.5	-0.3	-0.3

Weighted average number of shares outstanding	74.3	74.0	73.1
Dilutive effect of outstanding share options	-	0.0	-
Weighted average number of shares outstanding incl. dilutive effect of share options	74.3	74.0	73.1

Basic earnings/(loss) per share (USD)	1.19	2.24	-0.48

Diluted earnings/(loss) per share (USD)	1.19	2.24	-0.48

When calculating diluted earnings per share for 2020 and 2018, RSUs have been omitted as they are out-of-the-money and thus not anti-dilutive, but the RSUs may potentially dilute earnings per share in the future. Please refer to note 3 for information on the RSU share options.

	2020	2019	2018
DIVIDEND PER SHARE

Dividend for the year (USDm)	63.2	7.4	-

Number of shares, end of period (million)	74.9	74.7	74.2
Dividend per share	0.85	0.10	-

The Board of Directors has decided not to recommend any dividends relating to the second half of 2020.

NOTE 28 – CASH AND CASH EQUIVALENTS, INCLUDING RESTRICTED CASH

	2020	2019	2018
Cash at banks and on hand	89.5	56.9	123.9
Cash and cash equivalents	89.5	56.9	123.9

Cash provided as security for initial margin calls and negative market values on derivatives etc.	46.1	15.6	3.5
Restricted cash	46.1	15.6	3.5
Cash and cash equivalents, including restricted cash	135.6	72.5	127.4

The counterparties have an obligation to return any excess cash provided as security to the Group upon settlement or early termination of the contracts.

TORM  ANNUAL REPORT 2020

TORM  ANNUAL REPORT 2020

COMPANY BALANCE SHEET
AS OF 31 DECEMBER

USD '000	Note	2020	2019
ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Vessels	5	-	24,644
Land and buildings		72	-
Other plant and operating equipment		7	35
Total tangible fixed assets		79	24,679

Financial assets
Investments in subsidiaries	6	1,031,005	1,061,559
Loan receivables	7	4,617	4,617
Total financial assets		1,035,622	1,066,176

Total non-current assets		1,035,701	1,090,855

CURRENT ASSETS
Loans to subsidiaries		552,939	242,221
Other receivables		207	215
Prepayments		254	370
Cash and cash equivalents, including restricted cash		72,409	70,601
Total current assets		625,809	313,407

TOTAL ASSETS		1,661,510	1,404,262
 Note: The profit/(loss) for the financial year dealt with in the financial statements of the Company is USD -15,516k (2019: USD 275,725k).

USD '000	Note	2020	2019
EQUITY AND LIABILITIES
EQUITY
Common shares		748	747
Treasury shares		-4,235	-2,887
Hedging reserves		-21,489	-10,902
Share premium		12,307	911,552
Retained profit/(loss)	2	1,038,097	222,543
Total equity		1,025,428	1,121,053

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	3	479,709	235,839
Total non-current liabilities		479,709	235,839

CURRENT LIABILITIES
Borrowings	3	78,337	23,230
Trade payables		203	250
Payables to subsidiaries		54,440	12,234
Other liabilities	8	23,393	11,656
Total current liabilities		156,373	47,370

Total liabilities		636,082	283,209

TOTAL EQUITY AND LIABILITIES		1,661,510	1,404,262

The financial statements of TORM plc, company number 09818726, have been approved by the Board of Directors and signed on their behalf by:

Mr. Jacob Meldgaard
Executive Director
1 March 2021

TORM  ANNUAL REPORT 2020

COMPANY STATEMENT OF CHANGES IN EQUITY

USD '000	Common shares	Treasury shares	Hedging reserves	Share premium	Retained profit	Total

EQUITY

Equity as of 1 January 2019	742	-2,887	-2,677	907,355	-55,095	847,438

Comprehensive income for the year:
Net profit/(loss) for the year	-	-	-	-	275,725	275,725
Other comprehensive income/(loss) for the year	-	-	-8,225	-	-	-8,225
Total comprehensive income/(loss) for the year	-	-	-8,225	-	275,725	267,500

Capital increase	5	-	-	4,197	-	4,202
Share-based compensation	-	-	-	-	1,913	1,913
Total changes in equity 2019	5	-	-	4,197	1,913	6,115

Equity as of 31 December 2019	747	-2,887	-10,902	911,552	222,543	1,121,053

Comprehensive income/(loss) for the year:
Net profit/(loss) for the year	-	-	-	-	-15,516	-15,516
Other comprehensive income/(loss) for the year	-	-	-10,587	-	-	-10,587
Total comprehensive income/(loss) for the year	-	-	-10,587	-	-15,516	-26,103

Capital increase	1	-	-	787	-	788
Capital decrease	-	-	-	-900,000	900,000	-
Transaction costs capital decrease	-	-	-	-32	-	-32
Share-based compensation	-	-	-	-	1,681	1,681
Acquisition treasury shares, cost	-	-1,348	-	-	-	-1,348
Dividend paid	-	-	-	-	-70,611	-70,611
Total changes in equity 2020	1	-1,348	-	-899,245	831,070	-69,522

Equity as of 31 December 2020	748	-4,235	-21,489	12,307	1,038,097	1,025,428

TORM  ANNUAL REPORT 2020

NOTES TO PARENT COMPANY FINANCIAL STATEMENTS

Note 1 – Accounting policies – Supplementary for the Parent Company	153
Note 2 – Profit/loss and total comprehensive income for the year	154
Note 3 – Borrowings	154
Note 4 – Staff costs	154
Note 5 – Tangible fixed assets	154
Note 6 – Financial assets	154
Note 7 – Loan receivables	155
Note 8 – Other liabilities	155
Note 9 – Impairment testing	155
Note 10 – Collateral security for mortgage debt and bank loans	156
Note 11 – Guarantee commitments and contingent liabilities	156
Note 12 – Related party transactions	156

TORM  ANNUAL REPORT 2020

NOTE 1 – ACCOUNTING POLICIES – SUPPLEMENTARY FOR
THE PARENT COMPANY

BASIS OF PREPARATION
TORM plc is a public company limited by shares and is incorporated in England and Wales. Its registered number is 09818726 and its registered address is Birchin Court, 20 Birchin Lane, London, EC3V 9DU. The Company meets the definition of a qualifying entity under Financial Reporting Standard 100 (“FRS 100”) issued by the Financial Reporting Council. Therefore, these financial statements were prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), including Financial Reporting Standard 101 Reduced Disclosure Framework.

As permitted by FRS 101, the Company has taken advantages of the disclosure exemptions available under that standard in relation to accounting standards issued but not yet effective or implemented, share-based payment information, financial instruments, capital management, presentation of comparative information in respect of certain assets, presentation of a cashflow statement and certain related party transactions.

The following exemptions available under FRS 101 have been applied:
•
Paragraphs 45(b) and 46 to 52 of IFRS 2, “Shared-based payment” (details of the number and weighted-average exercise prices of share options, and how the fair value of goods or services received was determined);

•	IFRS 7 “Financial Instruments: Disclosures”;
•	Paragraph 91 to 99 of IFRS 13, “Fair value measurement” (disclosure of valuation techniques and inputs used for fair value measurement of assets and liabilities);
•	Paragraph 38 of IAS 1 “Presentation of financial statements” comparative information requirements in respect of paragraph 79(a)(iv) of IAS 1;
•	The following paragraphs of IAS 1 “Presentation of financial statements”
•	10(d) (statement of cash flows);
•	16 (statement of compliance with all IFRS);
•	38A (requirement for minimum of two primary statements, including cash flow statements);
•	111 (cash flow statement information); ; and
•	134-136 (capital management disclosures).
•	IAS 7 “Statement of cash flows”;
•
Paragraph 30 and 31 of IAS 8 “Accounting policies, changes in accounting estimates and errors” (requirement for the disclosure of information when an entity has not applied a new IFRS that has been issued but is not yet effective);

•	Paragraph 17 and 18A of IAS 24 “Related Party Disclosures” (Key management personnel compensation)
•	The requirements in IAS 36 “Impairment of Assets” (disclosure of valuation technique and assumptions used in determining recoverable amount)

The financial statements have been prepared on a going concern basis. Further information relating to the going concern assumption is provided in note 1 of the Group consolidated financial statements on page [112].

NOTE 1 - continued

Where required, the equivalent disclosures are given in the Group's consolidated financial statements. Key sources of estimation uncertainty disclosure are provided in the accounting policies and in relevant notes to the Group consolidated financial statements as applicable.

Details of the Company's share-based payment schemes are provided in note 3 of the Group consolidated financial statements on pages 123-124.

ACCOUNTING POLICIES
In supplement to the accounting policies provided in note 1 of the Group consolidated financial statements on pages 112-121, the following accounting policies were applied to the Company’s financial statements.

Investment in subsidiaries and joint ventures
Investment in subsidiaries, associated companies and joint ventures are recognized and measured in the financial statements of the Parent Company at cost less provision for impairment and classified as “non-current assets”. Dividends are recognized under “Financial income”.

The carrying amount of investment in subsidiaries and joint ventures is increased to its recoverable amount, if there have been changes in the estimates used to determine the recoverable amount since the last impairment loss was recognized.

Reversal of impairment losses on investment in subsidiaries and joint ventures is recognized in “Financial income”.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
In supplement to the critical accounting estimates and judgements provided in note 1 of the Group consolidated financial statements pages 120-121, the following is considered a significant accounting estimate used in the preparation of the Company’s financial statements.

Carrying amounts of investments in subsidiaries
The Company evaluates the carrying amounts of subsidiaries to determine if events have occurred that would require a modification of their carrying amounts. The valuation of subsidiaries is reviewed based on the performed impairment testing of the Group’s cash-generating unit,  excluding the Parent Company’s effect on the value in use of the cash-generating unit.

For further information regarding the underlying impairment testing of the vessels in the Group, please refer to note 8 of the Group consolidated financial statements.

TORM  ANNUAL REPORT 2020

NOTE 2 – PROFIT/LOSS AND TOTAL COMPREHENSIVE INCOME FOR THE YEAR

As permitted by section 408 of the Companies Act 2006, the statement of comprehensive income of the Company is not presented as part of these financial statements.

NOTE 3 – BORROWINGS

As of 31 December 2020, the Company had borrowed USD 563.8m (2019: USD 240.1m, 2018: USD 170.0m). The loan proceeds was USD 5.9m lower (2019: USD 3.0m, 2018: USD 3.6m) due to borrowing fees. The fees are amortized over the loan periods. In 2020, the Company had interest expenses of USD 16.5m (2019: USD 9.4m, 2018: USD 8.5m) regarding these loan facilities.

As of 31 December 2020, the Company had finance lease liabilities of USD 0.1m (2019: USD 21.9m, 2018: USD 25.3m). In 2020, the Company had interest expenses of USD 1.1m (2019: USD 2.0m, 2018: USD 2.3m) regarding financial leases.

NOTE 4 – STAFF COSTS

USD'000	2020	2019
Total staff costs
Staff costs included in administrative expenses	1,348	1,338
Total staff costs	1,348	1,338

Average number of permanent employees	1	1

Employee information
The average number of employees is calculated as a full-time equivalent (FTE).

NOTE 5 – TANGIBLE FIXED ASSETS

USD '000	2020	2019
Vessels
Cost:
Balance as of 1 January	30,500	30,500
Disposals	-30,500	-
Balance as of 31 December	-	30,500

Depreciation:
Balance as of 1 January	5,856	4,088
Disposals	-6,973	-
Depreciations for the year	1,117	1,768
Balance as of 31 December	-	5,856

Carrying amount as of 31 December	-	24,644

Of which right-of-use assets	-	24,644

NOTE 6 – FINANCIAL ASSETS

USD'000	2020	2019
Investments in subsidiaries
Cost:
Balance as of 1 January	1,205,059	1,292,080
Additions	-	-
Disposals	-	-
Capital decreases in subsidiaries	-33,635	-88,934
Capital increases related to share-based payments	1,681	1,913
Balance as of 31 December	1,173,105	1,205,059

Impairment:
Balance as of 1 January	143,500	415,800
Impairment (reversal)/losses for the year	-1,400	-272,300
Balance as of 31 December	142,100	143,500

Carrying amount as of 31 December	1,031,005	1,061,559

TORM  ANNUAL REPORT 2020

NOTE 7 – LOAN RECEIVABLES

USD '000	2020	2019
Loan receivables
Cost:
Balance as of 1 January	4,711.2	-
Additions during the year	-	4,711.2
Balance as of 31 December	4,711.2	4,711.2

Expected credit loss:
Balance as of 1 January	94.2	-
Additions during the year	-	94.2
Balance as of 31 December	94.2	94.2

Carrying amount as of 31 December	4,617.0	4,617.0

NOTE 8 – OTHER LIABILITIES

USD '000	2020	2019
Derivative financial instruments	21,489	10,902
Other	1,904	754
Balance as of 31 December	23,393	11,656

NOTE 9 – IMPAIRMENT TESTING

As of 31 December 2020, Management performed an impairment test of investments in subsidiaries. The subsidiaries of TORM plc are the formal owners of the TORM vessels and operate in the product tanker market.

As of 31 December 2020, the recoverable amount of the investments in subsidiaries was based on the value in use.

Based on this test, Management concluded that a reversal of  impairment charge of USD 1.4m was needed, as the value in use exceeded  the carrying amount.

The assessment of the value in use of the subsidiaries was based on the present value of the expected future cash flows, which is primarily influenced by the cash flows of the vessels owned by each subsidiary.

Please refer to note [8] in the consolidated financial statements for further information in respect of the value in use of these vessels.

TORM  ANNUAL REPORT 2020

NOTE 10 – COLLATERAL SECURITY FOR MORTGAGE DEBT AND BANK LOANS

The vessels owned by subsidiaries of the company that have been provided as security for the Company’s debt amounting to USD 563,821k as of 31 December 2020
(2019: USD 238,743k).

NOTE 11 – GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES

The Company is guarantor for loan agreements established in the subsidiaries TORM A/S and VesselCo 9 Pte. Ltd.

As part of sale and leaseback transactions made by a subsidiary, the Company issued a guarantee to the third party in relation to future lease payments to be made by the subsidiary, which are expected to total approximately USD 24.9m.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company's ultimate controlling party is Oaktree Capital Group, LLC, a limited liability company incorporated in the USA. The immediate controlling shareholder is Njord Luxco.

Shareholders' contribution, dividend paid and treasury statement of changes in equity.

The Company has received dividends from subsidiaries amounting to USD 0.1m (2019: USD 7.6m, 2018: USD 12.1m).

The Company has income in the form of interests from its subsidiaries of USD 16.2m (2019: USD 8.8m, 2018: USD 2.6m), relating to loans to subsidiaries.

The Company has income in form of bareboat hire from its subsidiary TORM A/S of USD 70.3m (2019: USD 53.0m, 2018: USD 48.7m).

The Company has paid bareboat hire to its subsidiaries in the amount of USD 66.2m (2019: USD 47,2m, 2018: USD 43.0m).

There have been no or limited transactions with related parties during the financial year other than the transactions disclosed above.

TORM  ANNUAL REPORT 2020

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF TORM PLC
Report on the audit of the financial statements

OPINION
In our opinion:
•
TORM plc’s group financial statements and parent company financial statements (the “financial statements”) give a true and fair view of the state of the group’s and of the parent company’s affairs as at 31 December 2020 and of the group’s profit for the year then ended;

•
the group financial statements have been properly prepared in accordance with International Accounting Standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards adopted pursuant to Regulation (EC) No. 1606/2002 as it applies in the European Union; the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements of TORM plc (the ‘parent company’) and its subsidiaries (the ‘Group’) for the year ended 31 December 2020 which comprise:

GROUP	PARENT COMPANY
Consolidated balance sheet as at 31 December 2020	Balance sheet as at 31 December 2020
Consolidated income statement for the year then ended	Statement of changes in equity for the year then ended
Consolidated statement of comprehensive income for the year then ended	Related notes 1 to 12 to the financial statements including a summary of significant accounting policies
Consolidated statement of changes in equity for the year then ended
Consolidated cash flow statement for the year then ended
Related notes 1 to 28 to the financial statements, including a summary of significant accounting policies

The financial reporting framework that has been applied in the preparation of the Group financial statements is applicable law and International Accounting Standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards adopted pursuant to Regulation (EC) No. 1606/2002 as it applies in the European Union. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 “Reduced Disclosure Framework” (United Kingdom Generally Accepted Accounting Practice).

BASIS FOR OPINION
We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the Group and parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC’s Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

CONCLUSIONS RELATING TO GOING CONCERN
In auditing the financial statements, we have concluded that the directors’ use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors’ assessment of the Group and parent company’s ability to continue to adopt the going concern basis of accounting included carrying out the following procedures:

•
We confirmed our understanding of management’s going concern assessment process and also engaged with management early to ensure key factors were considered in their assessment, including the evaluation of any operational and economic impacts of COVID-19 on the Group;

•
We obtained management’s board approved forecast cash flows and covenant calculations covering the period of assessment from the date of signing to 31 March 2022. As part of this assessment, the Group has modelled a low case and stress case adverse scenario in their cash forecasts and covenant calculations in order to incorporate unexpected changes to the forecasted liquidity of the Group;

TORM  ANNUAL REPORT 2020

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF TORM PLC
REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS - continued

•
We assessed the reasonableness of the cashflow forecast by analysing management’s historical forecasting accuracy and understanding how the anticipated impact of COVID-19 has been modelled. We evaluated the key assumptions underpinning the Group’s assessment by challenging the appropriateness of the downside scenarios modelled by management and how these compare with principal risks and uncertainties of the Group;

•	We tested the clerical accuracy and logical integrity of the model used to prepare the Group’s going concern assessment;
•
We considered whether the Group’s forecasts in the going concern assessment were consistent with other forecasts used by the Group in its accounting estimates, including impairment testing of the carrying value of vessels;

•
Our analysis also considered the mitigating actions that management could undertake in an extreme downside scenario and whether these were achievable and in control of management considering timing and quantum;

•	We also confirmed the continued availability of debt facilities through the going concern period, and reviewed their underlying terms, including covenants, by examination of executed documentation.

We considered whether management’s disclosures in the financial statements sufficiently and appropriately reflect the going concern assessment and outcomes. Despite COVID-19 the Group performed strongly in 2020 and is forecast to continue to be profitable and generate positive cashflows in the going concern period. Under both its low case and stress case scenarios the Group is forecast to maintain adequate liquidity and it is only in the stress scenario that headroom on the covenants becomes limited. However, in that unlikely stress scenario management consider the impact can be mitigated by cash and cost saving measures which are within their control during the going concern period.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group and parent company’s ability to continue as a going concern for the period to 31 March 2022.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the Group’s ability to continue as a going concern.

OVERVIEW OF OUR AUDIT APPROACH
Audit scope	• We performed an audit of the complete financial information of the Group.
Key audit matter	• Carrying value of vessels
Materiality	• Overall Group materiality of $10m which represents 0.5% of Group total assets.

AN OVERVIEW OF THE SCOPE OF THE PARENT COMPANY AND GROUP AUDITS
Tailoring the scope
Our assessment of audit risk, our evaluation of materiality and our allocation of performance materiality determine our audit scope for each company within the Group. Taken together, this enables us to form an opinion on the consolidated financial statements. We take into account size, risk profile, the organisation of the Group and effectiveness of group-wide controls, changes in the business environment and other factors when assessing the level of work to be performed for the Group.
In establishing our overall approach to the Group audit, we considered that all significant elements of the Group’s finance and accounting function are situated and managed centrally in Copenhagen, Demark, and operate under one common internal control environment; and all operations of the Group are also managed from this location together with the UK headquarters. All audit work performed for the purposes of the audit was undertaken by the Group audit team, as an integrated audit engagement team, consisting of team members located in Denmark and the UK. As an integrated team all audit work was performed in a shared electronic workspace. The audit plan was developed jointly and both teams were involved in the execution of the plan and in the consideration of areas of significant judgement and estimation.

During the course of the audit, the UK senior members, including the Senior Statutory Auditor, supervised the members of the audit team who are based in Copenhagen, Denmark. As a result of UK lockdown, travel restrictions, and government’s recommendation to work from home, the year end audit procedures performed by UK audit team members were completed remotely. We held regular meetings with management and the
Denmark based audit team via video calls to direct and supervise the audit and the UK team continued to access client documentation and document our work in the shared electronic work file.

Key audit matters
Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in our opinion thereon, and we do not provide a separate opinion on these matters.

TORM  ANNUAL REPORT 2020

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF TORM PLC
REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS - continued

Risk	Our response to the risk	Key observations communicated to the Audit Committee
Carrying value of vessels (Group)
Refer to the Audit Committee Report (page 69); Accounting policies (page 117,118,120); and Note 8 of the Consolidated Financial Statements (page 129)

The carrying value of the Group’s vessels carried as at 31 December 2020 totalled $1,734.5m (2019: $1,769.8m).

The carrying values of vessels are reviewed quarterly by management for indicators of impairment. If impairment indicators exist, an impairment test is carried out where the future discounted net cash flow deriving from the cash generating units (CGUs) must be estimated. These estimates are based on a number of assumptions principally future freight rates and weighted average cost of capital (WACC).

As of 31 December 2020, Management tested the carrying amount of its fleet for impairment within 3 CGUs, being the Main Fleet (LR2/LR1 and MR vessels) and the 2 Handysize vessels.

There is a risk that CGUs are not correctly classified and that the testing is not performed at the appropriate level, which may mask impairments that would otherwise arise.

Auditing the Group's impairment assessment was complex due to significant judgements involved in determining the cash-generating units (CGUs) and the significant estimation uncertainty in forecasting the undiscounted cashflows of the CGUs. These significant assumptions are forward looking and subject to future economic and market conditions.

We performed a walkthrough of the Group’s impairment process to gain an understanding of the process and assessed the design effectiveness of the controls.

We challenged management’s CGU determination by evaluating their analysis in respect of the smallest group of assets that generate largely independent cash inflows. This considered management’s view of the homogenous nature and joint operation of the LR1, LR2 and MR vessels, thereby forming a single CGU (the Main Fleet) and that the 2 Handysize vessels were each the lowest level at which independent cash flows are identified.

We inspected evidence to support the explanations and rationale supporting the joint operation of the LR1, LR2 and MR vessels (the Main Fleet).

We obtained management’s impairment model containing the value in use calculations and tested the clerical accuracy of the model.

We challenged the key assumptions by comparing them with publicly available market information, our knowledge of the Group and industry and the Group’s most recent business plan.

We analysed the assumptions and estimates made by management in their impairment assessment for the prior year against the actual outcomes in 2019 to assess the robustness and accuracy of management’s forecasting process. We involved our internal valuation specialists to independently assess the appropriateness of the discount rate (WACC) applied to the value-in-use calculation. This included assessing management’s methodology and preparing our own independent point estimate to check management’s rate fell within an acceptable range.

We reviewed management’s sensitivities on the group’s value in use calculation incorporating reasonably possible changes in key assumptions including in respect of freight rates, the discount rate and operating costs.  We have ensured the fact there is limited headroom in value in use over carrying value has been disclosed and have checked the impact of reasonably possible changes in key assumptions is correctly calculated and disclosed.

At the conclusion of the above procedures we stood back and considered all evidence gathered to reassess and confirm our conclusions remained appropriate.
We assessed the appropriateness of disclosures provided in the financial statements in accordance with IAS 36.

Based on our audit procedures performed, we concur with management’s conclusion on impairment of vessels at 31 December 2020, including:
• That the determination of CGUs is highly judgemental, but is supported by management’s assessment;

• No impairment recognised for the Main Fleet, however there is no headroom between the value in use and carrying value and is therefore sensitive to reasonably possible changes in key assumptions;

• Impairment loss recognised for the Handysize vessels is appropriate;

• The determined discount rate is within the range determined by our internal valuation specialist;

• The freight rates assumed and applied have been benchmarked to external sources and assessed as reasonable.

We consider the disclosures in the financial statements to be sufficient and appropriate and in compliance with accounting standards.

TORM  ANNUAL REPORT 2020

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF TORM PLC
REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS - continued

OUR APPLICATION OF MATERIALITY
We apply the concept of materiality in planning and performing the audit, in evaluating the effect of identified misstatements on the audit and in forming our audit opinion.

Materiality
The magnitude of an omission or misstatement that, individually or in the aggregate, could reasonably be expected to influence the economic decisions of the users of the financial statements. Materiality provides a basis for determining the nature and extent of our audit procedures.

We determined materiality for the Group to be $10 million (2019: $10 million), which is 0.5% (2019: 0.5%) of the Group’s total assets. We believe that total assets provides us with an appropriate materiality basis given that the key users of the Group’s financial statements are primarily focused on the Group’s assets, primarily the vessel value. In addition, we also considered that total assets be the most stable and consistent benchmark in a period of significant freight rate volatility. In 2019, the predecessor auditor set Group materiality using the same basis.

We determined materiality for the parent company to be $8.2 million (2019: $10 million), which is 0.5% (2019: 0.7%) of total assets as the parent entity principally holds investments in subsidiary entities and does not trade.

During the course of our audit, we reassessed initial materiality and no change has been made to the materiality level reflecting the insignificant movement in the carrying value of vessels between the time we set initial materiality and 31 December 2020.

Performance materiality
The application of materiality at the individual account or balance level. It is set at an amount to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality.

On the basis of our risk assessments, together with our assessment of the Group’s overall control environment and taking into account this is our first year audit of TORM plc, our judgement was that performance materiality be set at 50% (2019: 70%) of our materiality, namely $5m (2019: $7m).

Reporting threshold
An amount below which identified misstatements are considered as being clearly trivial.

We agreed with the Audit Committee that we would report to them all uncorrected audit differences in excess of $0.5m (2019: $0.5m), which is set at 5% of materiality, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds.

We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in light of other relevant qualitative considerations in forming our opinion.

Other information
The other information comprises the information included in the annual report other than the financial statements and our auditor’s report thereon. The directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether there is a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

OPINIONS ON OTHER MATTERS PRESCRIBED BY THE COMPANIES ACT 2006
In our opinion, the part of the directors’ remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.
In our opinion, based on the work undertaken in the course of the audit:

•	the information given in the strategic report and the directors’ report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
•	the strategic report and directors’ report have been prepared in accordance with applicable legal requirements.

Matters on which we are required to report by exception
In the light of the knowledge and understanding of the Group and the parent company and its environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or the directors’ report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:
•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
•	the parent company financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or
•	certain disclosures of directors’ remuneration specified by law are not made; or
•	we have not received all the information and explanations we require for our audit

Responsibilities of directors
As explained more fully in the directors’ responsibilities statement set out on page 102, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Group and parent company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or the parent company or to cease operations, or have no realistic alternative but to do so.

TORM  ANNUAL REPORT 2020

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE FINANCIAL STATEMENTS
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

EXPLANATION AS TO WHAT EXTENT THE AUDIT WAS CONSIDERED CAPABLE OF DETECTING IRREGULARITIES, INCLUDING FRAUD
Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect irregularities, including fraud. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion.
The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the company and management.

•
We obtained an understanding of the legal and regulatory frameworks that are applicable to the Group and determined that the most significant are those related to the reporting framework (IFRS as adopted by the EU, FRS 101, the Companies Act 2006 and Corporate Governance Code), the Danish and UK tax legislation as well as IMO 2020 Sulphur Regulation.

•
We understood how TORM plc is complying with those frameworks by making inquiries of management and identifying the policies and procedures regarding compliance with law and regulations. We also identified those members of management who have the primary responsibilities for ensuring compliance with law and regulations, and for reporting any known instance of non-compliance to those charged with governance. We corroborated our enquiries through our review of board minutes, discussion with the Audit Committee and any correspondence received from regulatory bodies.

•
We assessed the susceptibility of the Group’s financial statements to material misstatement, including how fraud might occur by meeting with management to understand where they considered there was susceptibility to fraud, reviewing the Group’s risk register, enquiry with management and the Audit Committee during the planning and execution phases of our audit. We also considered performance targets and their influence on efforts made by management to manage earnings. Where this risk was considered to be higher, we performed audit procedures to address each identified fraud risk. These procedures included testing manual journals and were designed to provide reasonable assurance that the ﬁnancial statements were free from material misstatements arising from fraud.

•
Based on this understanding we designed our audit procedures to identify non-compliance with such laws and regulations. Our procedures involved: journal entry testing, with a focus on manual journals and journals indicating large or unusual transactions based on our understanding of the business; inquiries of members of senior management, and when appropriate, those charged with governance regarding their knowledge of any non-compliance or potential non-compliance with laws and regulations that could affect the financial statements, review of board minutes and correspondence received from regulatory bodies.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council’s website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor’s report.

OTHER MATTERS WE ARE REQUIRED TO ADDRESS
•
•Following the recommendation from the audit committee, we were appointed by the company on 15 April 2020 to audit the financial statements for the year ending 31 December 2020 and subsequent financial periods.

•
The non-audit services prohibited by the FRC’s Ethical Standard were not provided to the Group or the parent company and we remain independent of the Group and the parent company in conducting the audit.

•	The audit opinion is consistent with the additional report to the audit committee

Use of our report
This report is made solely to the company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Lloyd Brown (Senior statutory auditor)
for and on behalf of Ernst & Young LLP, Statutory Auditor
London, 1 March 2021

TORM  ANNUAL REPORT 2020

TORM FLEET OVERVIEW
AS OF 31 DECEMBER 2020

Vessel type	Vessel class	Vessel	DWT	Built	Ownership	Carrying value (USDm)
Tanker	LR2	TORM GUDRUN	99,965	2000	100%	12¹⁾
Tanker	LR2	TORM HELLERUP	114,000	2018	100%	48¹⁾
Tanker	LR2	TORM HERMIA	114,000	2018	100%	46¹⁾
Tanker	LR2	TORM HERDIS	114,000	2018	100%	47¹⁾
Tanker	LR2	TORM HILDE	114,000	2018	100%	49¹⁾
Tanker	LR2	TORM INGEBORG	99,999	2003	100%	15¹⁾
Tanker	LR2	TORM MAREN	109,672	2008	100%	35¹⁾
Tanker	LR2	TORM MARINA	109,672	2007	100%	29¹⁾
Tanker	LR2	TORM MATHILDE	109,672	2008	100%	31¹⁾
Tanker	LR2	TORM VALBORG	99,999	2003	100%	15¹⁾

Tanker	LR1	TORM EMILIE	74,999	2004	100%	19¹⁾
Tanker	LR1	TORM ESTRID	74,999	2004	100%	16¹⁾
Tanker	LR1	TORM ISMINI	74,999	2004	100%	19¹⁾
Tanker	LR1	TORM SARA	72,718	2003	100%	15¹⁾
Tanker	LR1	TORM SIGNE	72,718	2005	100%	21¹⁾
Tanker	LR1	TORM SOFIA	72,660	2005	100%	22¹⁾
Tanker	LR1	TORM VENTURE	73,700	2007	100%	21¹⁾
Tanker	LR1	TORM ELISE	75,000	2019	100%	39¹⁾
Tanker	LR1	TORM ELIZABETH	75,000	2019	100%	39¹⁾

Tanker	MR	TORM AGNES	49,999	2011	100%	22¹⁾
Tanker	MR	TORM AGNETE	49,999	2010	100%	25¹⁾
Tanker	MR	TORM ALEXANDRA	49,999	2010	100%	25¹⁾
Tanker	MR	TORM ALICE	49,999	2010	100%	22¹⁾
Tanker	MR	TORM ALMENA	49,999	2010	100%	22¹⁾
Tanker	MR	TORM AMALIE	49,999	2011	100%	22¹⁾
Tanker	MR	TORM ANABEL	49,999	2012	100%	25¹⁾

TORM  ANNUAL REPORT 2020

TORM FLEET OVERVIEW
AS OF 31 DECEMBER 2020 - continued

Vessel type	Vessel class	Vessel	DWT	Built	Ownership	Carrying value (USDm)
Tanker	MR	TORM ARAWA	49,999	2012	100%	25¹⁾
Tanker	MR	TORM ASLAUG	49,999	2010	100%	22¹⁾
Tanker	MR	TORM ASTRID	49,999	2012	100%	26¹⁾
Tanker	MR	TORM ATLANTIC	49,999	2010	100%	24¹⁾
Tanker	MR	TORM AUSTRALIA	51,737	2011	100%	23¹⁾
Tanker	MR	TORM CARINA	46,219	2003	100%	11¹⁾
Tanker	MR	TORM ERIC	51,266	2006	100%	14¹⁾
Tanker	MR	TORM FREYA	45,990	2003	100%	11¹⁾
Tanker	MR	TORM HARDRADA	45,983	2007	100%	12
Tanker	MR	TORM HELVIG	46,187	2005	100%	18¹⁾
Tanker	MR	TORM HORIZON	46,955	2004	100%	12¹⁾
Tanker	MR	TORM INDIA	49,999	2010	100%	17
Tanker	MR	TORM KANSAS	46,955	2006	100%	15¹⁾
Tanker	MR	TORM LAURA	49,999	2008	100%	20¹⁾
Tanker	MR	TORM LENE	49,999	2008	100%	19¹⁾
Tanker	MR	TORM LILLY	49,999	2009	100%	22¹⁾
Tanker	MR	TORM LOKE	51,372	2007	100%	18¹⁾
Tanker	MR	TORM LOTTE	49,999	2009	100%	22¹⁾
Tanker	MR	TORM LOUISE	49,999	2009	100%	22¹⁾
Tanker	MR	TORM MOSELLE	47,024	2003	100%	10¹⁾
Tanker	MR	TORM MALAYSIA	51,737	2011	100%	23¹⁾
Tanker	MR	TORM NEW ZEALAND	51,737	2011	100%	25¹⁾
Tanker	MR	TORM PLATTE	46,959	2006	100%	15¹⁾
Tanker	MR	TORM RAGNHILD	46,187	2005	100%	19¹⁾
Tanker	MR	TORM REPUBLICAN	46,955	2006	100%	15¹⁾
Tanker	MR	TORM RESILIENCE	49,999	2005	100%	16¹⁾

TORM  ANNUAL REPORT 2020

TORM FLEET OVERVIEW
AS OF 31 DECEMBER 2020 - continued

Vessel type	Vessel class	Vessel	DWT	Built	Ownership	Carrying value (USDm)
Tanker	MR	TORM SINGAPORE	51,737	2011	100%	24¹⁾
Tanker	MR	TORM THAMES	47,036	2005	100%	18¹⁾
Tanker	MR	TORM THOR	49,842	2015	100%	31¹⁾
Tanker	MR	TORM THUNDER	49,842	2015	100%	31¹⁾
Tanker	MR	TORM TIMOTHY	49,842	2015	100%	31¹⁾
Tanker	MR	TORM TITAN	49,842	2015	100%	31¹⁾
Tanker	MR	TORM TORINO	49,842	2015	100%	31¹⁾
Tanker	MR	TORM TROILUS	49,842	2015	100%	32¹⁾
Tanker	MR	TORM THYRA	45,950	2003	100%	11¹⁾
Tanker	MR	TORM SOLUTION	49,999	2019	100%	32
Tanker	MR	TORM SOVEREIGN	49,999	2017	100%	28
Tanker	MR	TORM SUPREME	49,999	2017	100%	28
Tanker	MR	TORM STRENGTH	49,999	2019	100%	32
Tanker	MR	TORM STRONG	49,999	2019	100%	32
Tanker	MR	TORM SUBLIME	49,999	2019	100%	32
Tanker	MR	TORM SUCCESS	49,999	2019	100%	32
Tanker	MR	TORM STELLAR	49,999	2020	100%	32
Tanker	MR	TORM SPLENDID	49,999	2020	100%	32

Tanker	Handysize	TORM GYDA	36,207	2009	100%	15¹⁾
Tanker	Handysize	TORM TEVERE	37,383	2005	100%	11¹⁾

¹⁾ Indicates vessels for which TORM believes that, as of 31 December 2020, the basic charter-free market value is lower than the vessel's carrying amount.

TORM  ANNUAL REPORT 2020

GLOSSARY

Available earning days: A measure of unfixed operating days available for generating earnings.
B/B: Bareboat: A form of charter arrangement, where the charterer is responsible for all costs and risks in connection with the operation of the vessel.

Backwardation: A situation in which the spot price of a commodity is higher than the forward price. The opposite is known as contango.

Bunker hedge: A forward agreement used to reduce a company’s exposure to fluctuating bunker costs.

Bunkers: Fuel with which to run a vessel’s engines.

CAPEX: Capital expenditure.

Charter-in and leaseback days: A measure of operating days available for generating earnings from vessels that are not owned by the Company.

Charter party: A lease or freight agreement between a shipowner and a charterer for a longer period of time or for a single voyage.

Classification society: Independent organization, which ensures through verification of design, construction, building process and operation of vessels that the vessels at all times meet a long list of requirements to seaworthiness, etc. If the vessels do not meet these requirements, insuring and mortgaging the vessel will typically not be possible.

COA: Contract of Affreightment. A contract that involves a number of consecutive cargos at previously agreed freight rates.

Coating: The internal coatings applied to the tanks of a product tanker enabling the vessel to load refined oil products.

Commercial management: An agreement to manage a vessel’s commercial operations for the account and risk of the shipowner.

Coverage: A measure of Covered days divided by Earning days.

Covered days: A measure of fixed operating days.

Demurrage: A charge against the charterer of a vessel for delaying the vessel beyond the allowed free time. The demurrage rate will typically be at a level equal to the earnings in USD/day for the voyage.

DKK: Danish kroner.

Dwt: Deadweight ton. The cargo carrying capacity of a vessel.

EBIT/Operating profit/(loss): Earnings Before Interest
and Tax.

Earning days: A measure of operating days available for generating earnings.

ESG: Environmental, Social, and Governance.

FFA: Forward freight agreement. A financial derivative instrument enabling freight to be hedged forward at a fixed price.

Handysize: A specific class of product tankers with a cargo carrying capacity of 20,000–40,000 dwt.

IAS: International Accounting Standards.

IFRS: International Financial Reporting Standards.

IMO: International Maritime Organization.

KPI: Key Performance Indicator. A measure of performance used to define and evaluate how the Company is making progress towards its long-term organizational goals.

Loan-to-value (LTV): A measure of notional debt divided by broker values of the encumbered vessels.

LR1: Long Range 1. A specific class of product tankers with a cargo carrying capacity of 60,000–80,000 dwt.

LR2: Long Range 2. A specific class of product tankers with a cargo carrying capacity of 80,000–110,000 dwt.
LTAF: Lost Time Accident Frequency. Work-related personal injuries that result in more than one day off work per million hours of work.

MR: Medium Range. A specific class of product tankers with a cargo carrying capacity of 40,000–60,000 dwt.

MT: Metric ton.

Oaktree: Oaktree Capital Management, L.P.

Oil major: One of the world’s largest publicly owned oil and gas companies. Examples of oil majors are BP, Chevron, ExxonMobil, Shell and Total.

OPEC: Organization of the Petroleum Exporting Countries.

Owned days: A measure of operating days available for generating earnings from vessels that are owned by the Company.

P&I club: Protection & Indemnity club.

Product tanker: A vessel suitable for carrying clean petroleum products such as gasoline, jet fuel and naphtha.

Spot market: Market in which vessels are contracted for a single voyage for near-term delivery.

T/C: Time charter: An agreement covering the chartering out of a vessel to an end user for a defined period of time, where the owner is responsible for crewing the vessel, but the charterer must pay port costs and bunkers.

Technical management: An agreement to manage a vessel’s technical operations and crew for the account and risk of the shipowner.

Ton-mile: A unit of freight transportation equivalent to a ton of freight moved one mile.

UN Global Compact: The United Nation’s social charter for enterprises, etc.

Vetting: An audit of the safety and performance status of a tanker vessel made by oil majors

TORM  ANNUAL REPORT 2020

GLOSSARY
KEY FINANCIAL FIGURES

TCE %	=	TCE Revenue

TCE per day	=	TCE Available earning days

Gross profit %	=	Gross profit Revenue

EBITDA %	=	EBITDA Revenue

Operating profit/(loss) %	=	Operating profit/(loss) (EBIT) Revenue

Return on Equity (RoE) %	=	Net profit/(loss) for the year Average equity

Return on Invested Capital (RoiC) %	=	Operating profit/(loss) less tax Average invested capital

Equity ratio	=	Equity Total assets

Earnings per share, EPS	=	Net profit/(loss) for the year Average number of shares

Diluted earnings/(loss) per share, EPS (USD)	=	Net profit/(loss) for the year Average number of shares less average number of treasury shares

TORM  ANNUAL REPORT 2020

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES

Net profit/(loss) for the year excluding non-recurrent items: Net profit excluding impairment is net profit less impairment and reversals of impairment generated from impairment testing during the year (Please refer to Note 8). The Company reports Net profit excluding impairment because we believe it provides additional meaningful information to investors regarding the operational performance excluding fluctuations in the valuation of fixed assets. The APM replaces “Net profit/(loss) for the year excluding impairment as it is more relevant and provides more useful information.

USDm	2020	2019	2018
Reconciliation to net profit/(loss) for the year
Net profit/(loss) for the year	88.1	166.0	-34.8
Profit from sale of vessels	-1.1	-1.2	-0.8
Impairment losses and reversals on tangible assets	11.1	-114.0	3.2
Expense of capitalized bank fees at refinancing	2.8	-	-
Termination of finance leases	2.7	-	-
Provisions	18.5	-	1.9
Net profit/(loss) for the year ex. non-recurrent items	122.1	50.8	-30.5

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions incl. freight and bunker derivatives. The Company reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from Revenue to TCE earnings:

USDm	2020	2019	2018
Reconciliation to revenue
Revenue	747.4	692.6	635.4
Port expenses, bunkers and commissions	-227.9	-267.7	-283.0
TCE earnings	519.5	424.9	352.4

Gross profit: TORM defines Gross profit, a performance measure, as revenue less port expenses, bunkers and commissions, charter hire and operating expenses. The Company reports Gross profit because we believe it provides additional meaningful information to investors, as Gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	2020	2019	2018
Reconciliation to revenue
Revenue	747.4	692.6	635.4
Port expenses, bunkers and commissions	-227.9	-267.7	-283.0
Charter hire	-	-	-2.5
Operating expenses	-178.4	-173.0	-180.4
Gross profit	341.1	251.9	169.5

Net interest-bearing debt: Net interest-bearing debt is defined as borrowings (current and non-current) less loans receivables and cash and cash equivalents, including restricted cash. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance the Company’s investments. As such, TORM believes that net interest-bearing debt is a relevant measure which Management uses to measure the overall development of the use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

USDm	2020	2019	2018
Borrowings	853.3	863.4	754.7
Loans receivables	-4.6	-4.6	-
Cash and cash equivalents, including restricted cash	-135.6	-72.5	-127.4
Net interest-bearing debt	713.1	786.3	627.3

TORM  ANNUAL REPORT 2020

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

Return on Invested Capital (RoIC): TORM defines RoIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined below.

RoIC expresses the returns generated on capital invested in the Group. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. RoIC is calculated as follows:

USDm	2020	2019	2018
Operating profit/(loss) (EBIT)	138.9	205.9	2.8
Tax	-1.4	-0.8	-1.6
EBIT less Tax	137.5	205.1	1.2

Invested capital, opening balance	1,786.0	1,469.4	1,406.0
Invested capital, ending balance	1,719.4	1,786.0	1,469.4
Average invested capital for the year	1,752.7	1,627.7	1,437.7

Return on Invested Capital (RoIC)	7.8%	12.6%	0.1%

Liquidity: TORM defines liquidity as available cash, comprising cash and cash equivalents, including restricted cash, as well as undrawn and committed credit facilities.

TORM finds the APM important as the liquidity expresses TORM’s financial position, ability to meet current liabilities and cash buffer. Furthermore, it expresses TORM’s ability to act and invest when possibilities occur.

USDm	2020	2019	2018
Cash and cash equivalents, including restricted cash	135.6	72.5	127.4
Undrawn credit facilities and committed facilities incl. sale & leaseback financing transactions	132.2	173.1	278.7
Liquidity	267.8	245.6	406.1

Adjusted Return on Invested Capital (Adjusted RoIC): TORM defines Adjusted RoIC as earnings before interest and tax (EBIT) less tax and impairment losses and reversals, divided by the average invested capital less average impairment for the period. Invested capital is defined below.

The Adjusted RoIC expresses the returns generated on capital invested in the Group adjusted for impacts related to the impairment of the fleet. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. Adjusted RoIC is calculated as follows:

USDm	2020	2019	2018
EBIT less Tax	137.5	205.1	1.2
Profit from sale of vessels	-1.1	-1.2	-0.8
Impairment losses and reversals on tangible assets	11.1	-114.0	3.2
Provisions	18.5	-	1.9
EBIT less tax and impairment	166.0	89.9	5.5

Average invested capital¹⁾	1,752.7	1,627.7	1,437.7
Average impairment ²⁾	41.5	98.2	185.0
Average invested capital less average impairment	1,794.2	1,725.9	1,622.7

Adjusted RoIC	9.3%	5.2%	0.3%

¹⁾ Average invested capital is calculated as the average of the opening and closing balance of invested capital.
²⁾ Average impairment is calculated as the average of the opening and closing balances of impairment charges on vessels and goodwill in the balance sheet.

TORM  ANNUAL REPORT 2020

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes. The computation of EBITDA refers to financial income and expenses which the Company deems to be equivalent to “interest” for purposes of presenting EBITDA. Financial expenses consist of interest on borrowings, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.

EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in the Company's financing agreements. TORM believes that EBITDA assists Management and investors by increasing comparability of the Company's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure and which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investors in selecting between investment alternatives.

EBITDA excludes some, but not all, items that affect profit/(loss), and these measures may vary among other companies and not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented:

USDm	2020	2019	2018
Reconciliation to net profit/(loss)
Net profit/(loss) for the year	88.1	166.0	-34.8
Tax	1.4	0.8	1.6
Financial expenses	49.9	41.9	39.3
Financial income	-0.5	-2.8	-3.3
Depreciation	121.9	110.1	114.5
Impairment (reversal)/losses on tangible assets	11.1	-114.0	3.2
EBITDA	271.9	202.0	120.5

Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio  as Vessel values divided by net borrowings on the vessels.

LTV describes the net debt ratio on the vessel, and is used by TORM to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

USDm	2020	2019	2018

Vessel values including newbuildings (broker values)	1,585.3	1,801.5	1,675.1
Total (value)	1,585.3	1,801.5	1,675.1

Borrowings	853.3	863.4	754.7
- Hereof debt regarding Land and buildings & Other plant and operating equipment	-8.3	-6.8	-
Committed CAPEX on newbuildings and second-hand vessels	100.6	51.2	258.0
Loans receivables	-4.6	-4.6	-
Cash and cash equivalents, including restricted cash	-135.6	-72.5	-127.4
Total (loan)	805.4	830.7	885.3

Loan-to-value (LTV) ratio	50.8%	46.1%	52.9%

TORM  ANNUAL REPORT 2020

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES - continued

Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, bunkers, accounts receivables, assets held-for-sale (when applicable), non-current tax liability related to held over gains, trade payables, current tax liabilities and deferred income. Invested capital measures the net investment used to achieve the Company’s operating profit. The Company believes that invested capital is a relevant measure that Management uses to measure the overall development of the assets and liabilities generating the net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

USDm	2020	2019	2018
Tangible and intangible fixed assets	1,748.4	1,782.2	1,445.0
Investments in joint ventures	1.6	1.2	0.1
Bunkers	22.5	34.8	39.4
Accounts receivables ¹⁾	85.6	99.5	96.3
Assets held-for-sale	-	9.1	6.2
Non-current tax liability related to held over gains	-44.9	-44.9	-44.9
Trade payables ²⁾	-74.1	-94.4	-71.6
Provisions	-18.3	-	-
Current tax liabilities	-1.4	-1.5	-1.0
Deferred income	-	-	-0.1
Invested capital	1,719.4	1,786.0	1,469.4
¹⁾ Accounts receivables includes Freight receivables, Other receivables and Prepayments.
²⁾ Trade payables includes Trade payables and Other liabilities.

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure that Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

USDm	2020	2019	2018
Net Asset Value per share
Total vessel values including newbuildings (broker values)	1,585.3	1,801.5	1,675.1
Committed CAPEX on newbuildings and second-hand vessels	-100.6	-51.2	-258.0
Cash and cash equivalents, including restricted cash	135.6	72.5	127.4
Loans receivables	4.6	4.6	-
Bunkers	22.5	34.8	39.4
Freight receivables	58.6	89.8	86.0
Other receivables	24.9	6.2	7.5
Other plant and operating equipment	6.8	4.3	3.0
Land and buildings	7.1	8.1	-
Investments in joint ventures	1.6	1.2	0.1
Prepayments	2.2	3.5	2.9
Borrowings	-853.3	-863.4	-754.7
Trade payables	-14.4	-47.1	-35.1
Provisions	-18.3	-	-
Other liabilities	-59.8	-47.3	-36.5
Current tax liabilities	-1.4	-1.5	-1.0
Total Net Asset Value (NAV)	801.4	1,016.0	856.1
Total number of shares excluding treasury shares (million)	74.4	74.4	73.9

Total Net Asset Value per share (NAV/share) (USD)	10.8	13.6	11.6

TORM  ANNUAL REPORT 2020